

Annual Report 2024

Dear Shareholders,

As we completed another year of progress at Brinker International, I want to thank you for your continued support. Fiscal 2024 was a fantastic year for our company, marked by significant progress on both financial results and the strategic priorities we laid out at the beginning of my tenure.

Our financial performance significantly outperformed the broader industry. In fiscal 2024, we delivered annual revenue growth of 6.8%, a significant improvement of 170 basis points in operating income as percentage of total revenues, and an equally significant 49% growth in net income per diluted share. These results are a testament to the dedication and hard work of our teams across both Chili's and Maggiano's, as well as our relentless focus on delivering value to our guests and shareholders.

At Chili's, our efforts to streamline operations and focus on our "Core 4" – Burgers, Crispers, Fajitas, and Margaritas – have continued to pay off. This strategic focus, coupled with our commitment to enhancing the guest experience, has driven strong sales growth and improved guest satisfaction. Our teams are energized and aligned with our vision, making tremendous strides in simplifying processes and delivering consistent, high-quality experiences to our guests.

Maggiano's also had a stellar year, achieving record average unit volumes and re-creating the brand under Dominique Bertolone's new leadership. The brand's renewed focus on making every guest feel special continues to resonate strongly, and we believe our efforts will drive both loyalty and growth.

Looking ahead to fiscal 2025, we are excited to build on this momentum. We remain committed to executing on our strategic priorities, which include further strengthening our balance sheet and investing in our brands to drive sustainable growth. Our world-class marketing team will continue to amplify Chili's presence in the cultural conversation, leveraging all available channels to connect with our guests and drive traffic to our restaurants.

We are confident that the work we are doing now will position Brinker International for long-term success, delivering even greater value to our shareholders. I am excited about what the future holds for our company and look forward to sharing more of our progress in the months and years ahead.

With appreciation,

Kevin Hochman
CEO and President
Brinker International, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 26, 2024
Commission File Number 1-10275



BRINKER INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

DE	75-1914582
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3000 Olympus Blvd Dallas TX	**75019**
(Address of principal executive offices)	**(Zip Code)**

(972) 980-9917
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.10 par value	**EAT**	**NYSE**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $1,964,495,399

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding as of August 16, 2024
Common Stock, $0.10 par value	**44,958,136 shares**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement relating for our 2024 annual meeting of shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

BRINKER INTERNATIONAL, INC.
Annual Report on Form 10-K
Table of Contents

INTRODUCTION

Forward-Looking Statements

Information and statements contained in this Form 10-K, in our other filings with the Securities and Exchange Commission ("SEC") or in our written and verbal communications that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally accompanied by words like "believes," "anticipates," "estimates," "predicts," "expects," "plans," "intends," "projects," "continues" and other similar expressions that convey uncertainty about future events or outcomes.

All forward-looking statements are made only based on our current plans and expectations as of the date such statements are made, and we undertake no obligation to update forward-looking statements to reflect events or circumstances arising after the date such statements are made. Forward-looking statements are neither predictions nor guarantees of future events or performance and are subject to risks and uncertainties which could cause actual results to differ materially from our historical results or from those projected in forward-looking statements. Such risks and uncertainties include, among other things, the impact of general economic conditions, including inflation, on economic activity and on our operations; disruptions on our business including consumer demand, costs, product mix, our strategic initiatives, our partners' supply chains, operations, technology and assets, and our financial performance; the impact of competition; changes in consumer preferences; consumer perception of food safety; reduced consumer discretionary spending; unfavorable publicity; governmental regulations; the Company's ability to meet its business strategy plan; loss of key management personnel; failure to hire and retain high-quality restaurant management and team members; increasing regulation surrounding wage inflation and competitive labor markets; the impact of social media or other unfavorable publicity; reliance on technology and third party delivery providers; failure to protect the security of data of our guests and team members; product availability and supply chain disruptions; regional business and economic conditions; volatility in consumer, commodity, transportation, labor, currency and capital markets; litigation; franchisee success; technology failures; failure to protect our intellectual property; outsourcing; impairment of goodwill or assets; failure to maintain effective internal control over financial reporting; downgrades in credit ratings; changes in estimates regarding our assets; actions of activist shareholders; failure to comply with new environmental, social and governance ("ESG") requirements; failure to achieve any goals, targets or objectives with respect to ESG matters; adverse weather conditions; terrorist acts; health epidemics or pandemics; tax reform; inadequate insurance coverage and limitations imposed by our credit agreements; as well as the risks and uncertainties described in Part I, Item 1A. Risk Factors and uncertainties that generally apply to all businesses.

We wish to caution you against placing undue reliance on forward-looking statements because of these risks and uncertainties. Except as required by law, we expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. We further caution that it is not possible to identify all risk and uncertainties, and you should not consider the identified factors as a complete list of all risks and uncertainties.

PART I

ITEM 1. BUSINESS

General

References to "Brinker," the "Company," "we," "us," and "our" in this Form 10-K refer to Brinker International, Inc. and its subsidiaries and any predecessor companies of Brinker International, Inc.

We own, develop, operate and franchise the Chili's® Grill & Bar ("Chili's") and Maggiano's Little Italy® ("Maggiano's") restaurant brands. The Company was organized under the laws of the State of Delaware in 1983 to succeed to the business operated by Chili's, Inc., a Texas corporation, which was organized in 1977. We completed the acquisition of Maggiano's in 1995.

References to "fiscal" or "fiscal year" are to the fiscal year ended of the applicable year. For example, fiscal 2024 refers to the fiscal year ended June 26, 2024.

Restaurant Brands

Chili's Grill & Bar

Chili's is a recognized leader in the casual dining industry and the flagship brand of Dallas-based Brinker International, Inc. Chili's has been operating restaurants for over 49 years and enjoys a global presence with restaurants in the United States, 27 other countries and two United States territories. Whether domestic, international, or franchised, Chili's is dedicated to delivering delicious food & drink with value-centric offerings such as "3 for Me®" starting at only $10.99, as well as dining experiences in a vibrant atmosphere intended to make everyone feel special.

Our menu features bold, Southwest inspired American favorites and Chili's has built a reputation for big mouth burgers, full-on sizzling fajitas, crispy Chicken Crispers® and hand-shaken margaritas. We believe our focus on these four core equities, simplifying our menu, being intentional about our fun laid-back Chilihead culture, and maintaining our strong Chilihead hospitality allow Chili's to differentiate its high-quality food and service from other casual dining restaurants.

In fiscal 2024, entrée selections at our Company-owned restaurants ranged in average menu price from $10.19 to $24.06. Our average annual net sales per Company-owned Chili's restaurant during fiscal 2024 was $3.6 million, and the average revenue per meal, including alcoholic beverages, was approximately $20.28 per guest. Food and non-alcoholic beverage sales accounted for 89.7% of Chili's Company sales in fiscal 2024 with alcoholic beverage sales accounting for the remainder.

Maggiano's Little Italy

Maggiano's is a full-service, national, polished casual restaurant brand offering Italian-American cuisine. With a passion for making people feel special, the brand is known for catering to special occasions and large parties. Each Maggiano's location is uniquely designed and features open dining rooms with fresh flowers, warm carpets and soft lighting. Most locations feature designated banquet facilities and all offer catering for large parties at homes or local businesses. Our full carryout menu is also available for pick up or delivered through third-party delivery providers. Each Maggiano's has an executive chef preparing authentic recipes from scratch ingredients. Dishes are served in abundant portions both à la carte and family style. We offer a full range of lunch and dinner options, complimented by a premium wine list and handcrafted cocktails.

In fiscal 2024, entrée selections ranged in menu price from $13.50 to $48.99. Our average annual sales per Maggiano's restaurant in fiscal 2024 was $9.8 million and the average revenue per meal, including alcoholic beverages, was approximately $35.65 per guest. Sales from events at our banquet facilities made up 14.9% and 14.5% of Maggiano's Company sales in fiscal 2024 and 2023, respectively. Food and non-alcoholic beverage sales accounted for 87.8% of Maggiano's Company sales for fiscal 2024 with alcoholic beverage sales accounting for the remainder.

Business Strategy

We are committed to strategies and a Company culture that we believe will grow sales, increase profits, bring back guests and engage team members. Our strategies and culture are intended to strengthen our position in casual dining and grow our core business over time.

Chili's

Our strategy is to make everyone feel special through a fun atmosphere, delicious food and drinks and our Chili's hospitality. We are making work at Chili's easier, more fun and more rewarding for our team members so that they are more engaged and provide a better experience for our guests. One way we have done this is by eliminating tasks that were unnecessary and did not add value to our guests. We have also simplified our menu to focus on core equities we believe can help grow sales—burgers, fajitas, Chicken Crispers, and margaritas, as well as other classic favorites. Our team members can make our core menu items better and more consistently because we have fewer menu items that need to be perfected.

We are improving our hospitality by scheduling more team members per shift to serve our guests and by improving systems and technology that can help with our order accuracy and guest experience. Another priority is having clean and well-maintained restaurants that provide an inviting atmosphere for team members to work and guests to dine.

We have a flexible platform of value offerings at both lunch and dinner that we believe is compelling to our guests. Our "3 for Me" platform allows guests to enjoy a non-alcoholic drink, an appetizer and certain entrées starting at just $10.99. We believe our value offerings will continue to be an important traffic driver in the current economic circumstances and we will continue to highlight this value in our marketing efforts. We have increased menu pricing in other areas in light of the inflationary challenges and we have also improved menu offerings and merchandising to incentivize our guests to purchase higher priced items.

In addition, Chili's has focused on a seamless digital experience as our guests' preferences and expectations around dining convenience have evolved in recent years. Investments in our technology and off-premise options have enabled us to provide a faster, more convenient dine-in experience and to offer more To-Go and delivery options for our guests. Our To-Go menu is available through the Chili's mobile app, chilis.com, our delivery partners DoorDash, Uber Eats and Grubhub, Google Food Ordering or by calling the restaurant directly. Our It's Just Wings® offering is available through the website, itsjustwings.com. The operating results for this virtual brand are included in the results of our Chili's brand, based on the restaurants that prepared and processed the food orders.

In dining rooms, we use tabletop devices with functionality for guests to pay at the table, provide guest feedback and interact with our My Chili's Rewards® program. Our My Chili's Rewards loyalty program offers free chips and salsa or a non-alcoholic beverage to members based on their visit frequency and allows us to communicate and advertise to our guests through email and text. Our servers use handheld tablets to place orders for our guests, increasing the efficiency of our team members and allowing orders to reach our kitchen quicker for better service to our guests.

Maggiano's Little Italy

At Maggiano's, we are focused making our guests feel special. This warm and generous hospitality creates an environment where guests come together to celebrate birthdays, weddings and many more special occasions. While our dining rooms support the majority of our business, we also offer carry-out and delivery options through partnerships with delivery service providers that have made our restaurants more accessible to guests. Our restaurants also have banquet rooms to host large party events and we have begun to renovate these banquet rooms in certain restaurants to provide a better experience for this profitable revenue channel, particularly during the holiday season in the second and third quarters of the fiscal year.

Company Development

During fiscal 2024, we continued to develop our restaurant brands domestically through the opening of new Company-owned restaurants in strategically desirable markets. We concentrate on the development within certain identified markets that we believe are most likely to improve our competitive position and achieve the desired level of market share potential, profitability and return on invested capital. Our domestic expansion efforts focus not only on major metropolitan areas in the United States but also on smaller market areas and partnerships with franchisees to enter non-traditional locations (such as airports) that can adequately support our restaurant brands.

The restaurant site selection process is critical, and we devote significant effort to the investigation of new locations utilizing a variety of sophisticated analytical techniques. Members of each brand's executive team inspect, review, and approve each restaurant site prior to its leasing or acquisition for that brand. Our process evaluates a variety of factors, including:

- Trade area demographics, such as target population density and household income levels;

- Physical site characteristics, such as visibility, accessibility and traffic volume;

- Relative proximity to activity centers, such as shopping centers, hotel and entertainment complexes and office buildings; and

- Supply and demand trends, such as proposed infrastructure improvements, new developments and existing and potential competition.

The specific rate at which we are able to open new restaurants is determined, in part, by our success in locating satisfactory sites, negotiating acceptable lease or purchase terms, securing appropriate local governmental permits and approvals, our capacity to supervise construction and recruit and train team members. The following table illustrates the Company-owned restaurants opened during fiscal 2024 and the projected openings for fiscal 2025. The fiscal 2025 projected openings remain subject to change:

	Fiscal 2024	Fiscal 2025
	Fiscal Year Openings	Projected Openings
Chili's domestic	9	7

We periodically evaluate the financial performance of Company-owned restaurants to assess whether performance has fallen below our minimum standards. In the event that a restaurant's financial performance falls below expectations, each brand makes a concerted effort to improve the restaurant's performance by providing physical, operating, and marketing enhancements unique to each restaurant's situation. In some cases, the brand considers relocation to a proximate, more desirable site, or evaluates closing the restaurant if the brand's measurement criteria, such as cash flow and area demographic trends, do not support relocation.

During fiscal 2024, we permanently closed 23 Company-owned Chili's, including one international Chili's sold to a franchisee, that were performing below our standards or we were unable to negotiate additional lease terms for such location. Our strategic plan is targeted to support our long-term growth objectives, with a focus on continued development of those restaurant locations that have the greatest return potential for the Company and our shareholders.

Franchise Development

We pursue expansion through the development of our franchisees. The following table illustrates the franchise-operated restaurants opened during fiscal 2024 and the projected openings for fiscal 2025. The fiscal 2025 projected openings remain subject to change.

	Fiscal 2024	Fiscal 2025
	Fiscal Year Openings	Projected Openings
Franchise-operated restaurants		
Chili's domestic	—	2-4
Chili's international	20	19-24
Maggiano's domestic	—	1
Total openings	20	22-29

The following table illustrates the percentages of domestic, international and overall franchise-operated restaurants in relation to the total Company-owned and franchise operated restaurants as of June 26, 2024, by restaurant brand:

	Percentage of Franchise-Operated Restaurants		
	Domestic[1]	International[2]	Overall[3]
Chili's	8 %	99 %	28 %
Maggiano's	4 %	— %	4 %

[1] Domestic franchise-operated restaurants as a percentage of total domestic restaurants.

[2] International franchise-operated restaurants as a percentage of total international restaurants.

[3] Franchise-operated restaurants (domestic and international) as a percentage of total system-wide restaurants.

International Franchises

Our international growth is driven by development agreements with new and existing franchise partners. This growth introduces Chili's to new countries and expands the brand within our existing markets. As of June 26, 2024, we have 17 active development arrangements. During fiscal 2024, we opened 20 new locations, and entered into three new development arrangements, both with existing and new franchise partners. We plan to strategically pursue expansion of Chili's internationally in areas where we see the most growth opportunities. Our international agreements provide for development fees and initial franchise fee revenues in addition to subsequent royalty fee revenues based on the gross sales of each restaurant. We expect future agreements to remain limited to enterprises that demonstrate a proven track record as a restaurant operator and showcase financial strength that can support a multi-unit development agreement.

Domestic Franchises

As of June 26, 2024, no active domestic development arrangements existed. Similar to our international agreements, a typical domestic franchise agreement provides for initial franchise fees revenues in addition to subsequent royalty and advertising fee revenues based on the gross sales of each restaurant. We remain committed to supporting the growth of our franchisees in existing territories.

Restaurant Management

Our Chili's and Maggiano's brands have separate designated teams who support each brand, including operations, finance, marketing, human resources and culinary. We believe these strategic, brand-focused teams foster the identities of the individual and uniquely positioned brands. To maximize efficiencies, brands continue to utilize common and shared infrastructure, including, among other services, accounting, information technology, supply chain, guest relations, legal, and restaurant development.

At the restaurant level, management structure varies by brand. A typical restaurant is led by a management team including a general manager and two to three additional managers; and for Maggiano's, an executive chef partner with an additional two to three chefs. Each restaurant is overseen by a Director of Operations/Areas Director and Vice President of Operations/Regional Director, collectively "Regional Management", who directly or indirectly report to our Chief Operating Officer/Chief Concept Officer. The level of restaurant supervision depends upon the operating complexity and traffic of individual locations. We believe there is a high correlation between the quality of restaurant management and the long-term success of a brand. In that regard, we encourage longer tenure at all management positions through various short and long-term incentive programs, which may include equity ownership. These programs, coupled with a general management philosophy emphasizing quality of life, have enabled us to attract and retain key team members.

We strive to provide consistent quality standards in our brands through the issuance of operational manuals covering all elements of operations and food and beverage manuals, which provide guidance for preparation of brand-formulated recipes. Routine restaurant visits by Regional Management and brand and executive leadership enforce strict adherence to our overall brand standards and operating procedures and also create an opportunity to capture and act on feedback so we continue to improve. Each brand is responsible for maintaining their operational training program. Depending on the brand, the training program typically includes a training period of two to three months for restaurant management trainees, as well as special training for high-potential team members and managers. We also provide recurring management training for managers and supervisors to improve effectiveness or prepare them for more responsibility.

Supply Chain and Quality Assurance

Our ability to maintain consistent quality and continuity of supply throughout each restaurant brand depends upon acquiring products from reliable sources. Our approved suppliers and our restaurants are required to adhere to strict product and safety specifications established through our quality assurance and culinary programs. These requirements are intended to ensure high-quality products are served in each of our restaurants. We strategically negotiate directly with major suppliers to obtain competitive prices. We also use purchase commitment contracts when appropriate to stabilize the potentially volatile pricing associated with certain commodity items. All essential products are available from pre-qualified distributors to be delivered to our restaurant brands. Although we have not experienced significant supply chain disruptions given recent market conditions, we have experienced limited product shortages in our supply chain.

Additionally, as a purchaser of a variety of food products, we require our suppliers to adhere to our supplier code of conduct, which sets forth our expectation of business integrity, food safety and food ingredients, animal welfare and sustainability. Due to the relatively rapid turnover of perishable food products and inventories in the restaurants, which consist primarily of food, beverages and supplies, our inventories have a modest aggregate dollar value in relation to revenues. Internationally, our franchisees may encounter cultural and regulatory differences resulting in variances with product specifications for international restaurant locations.

Advertising and Marketing

Chili's primary focus for developing menu innovation and targeting our digital advertising and loyalty program direct promotions are the Generation X and Millennial families who desire quality food, good value and a service experience that allows them to connect with family and friends. These young families represent a significant percentage of our guest base today and, we believe, will only grow in importance in the years ahead. In order to reach that market we updated our strategy in fiscal 2023 to include significant investments in television, streaming, digital video and social media. In fiscal 2024, we have continued various advertising campaigns in several platforms that highlights our different value offerings.

Our domestic Chili's franchise agreements generally require advertising contributions to us by the franchisees. We use these contributions, in conjunction with Company funds, for the purpose of retaining advertising agencies, obtaining consumer insights, developing and producing brand-specific creative materials and purchasing national or regional media to meet the brand's strategies. Some franchisees also spend additional amounts on local advertising. Any such local advertising is required to be approved by us.

Maggiano's primarily targets guests from affluent households who live and work around the higher-end malls where the majority of Maggiano's restaurants are located. Maggiano's relies on digital marketing, direct marketing, social media and word of mouth to advertise.

Seasonality

Our business has historically been seasonal and experienced fluctuation in sales volume during the fiscal year. The highest sales are generally observed during the winter and the spring months, whereas the summer and the fall months are accompanied with lower sales. Moreover, factors such as inclement weather conditions, natural disasters, and timing of holidays tend to impact this seasonality by region.

Sustainability

Building sustainable value for all of our stakeholders has always been a key part of our business strategy. Our ability to sustainably deliver profits to shareholders is built on a foundation of investing in and caring for all of our team members, safely serving great quality food to our guests and acting responsibly in all that we do. Our Board's Governance and Nominating Committee oversees and provides input on the sustainability strategic framework, goals and initiatives, as well as reviews ESG metrics and results. For more information, please review our Sustainability report on our Sustainability page on our website at www.brinker.com. The contents of the Sustainability report and our website are not incorporated by reference into this Form 10-K.

Human Capital Management

Our employee base as of June 26, 2024, consisted of 68,852 team members, including 562 restaurant support center team members, 5,010 restaurant management team members, with the remainder being hourly team members. Of our hourly team members, approximately 28% are full-time and 72% are part-time employees. As of June 26, 2024, approximately 52% of our employees are women and approximately 58% of our employees (who self-identified as a race or ethnicity) are racially or ethnically diverse. Our team members are not covered by any collective bargaining agreements. Our executive officers have an average of more than 19 years of experience in the restaurant industry.

Culture and Wellbeing

For decades, our culture has been built on our passion for making people feel special, and that starts with our team members. We affectionately call them Brinkerheads, Chiliheads or Maggiano's Teammates, and we know that when they feel their best, they provide great food and service to our guests. Our motto is "Life is Short, Work Happy" and we promote and nurture a corporate culture that promotes wellbeing, inclusion and growth. We believe that hiring, training, mentoring and supporting team members is the key to retention and living our culture.

We strive to help our team members turn their restaurant jobs into lasting careers. We provide separate development programs for each of our new managers, managers preparing to become general managers and general managers preparing to become directors of operations. During fiscal 2024, approximately 95% of our new general managers were promoted from our existing team members.

Our no-cost education program, Best You EDU™, provides foundational learning, ESL, citizenship preparation courses, GED, associate degree programs and other educational benefits, such as Spanish and standard tuition reimbursement. During fiscal 2024 this program was available to all team members on their first day of employment.

Brinker cares about the health and wellbeing of all team members and provides resources and opportunities to help team members be their best, while at work and at home with their family, with our Be Well program. This program focuses on five areas of wellbeing: career, social, financial, physical/emotional and community. In addition to our career development programs discussed above, we provide resources and opportunities to raise millions of dollars annually for charitable causes, and we provide annual fitness reimbursements for salaried team members and free mental health counselling for those enrolled in our benefit plans.

We believe that every team member should feel valued and respected and know that their work is meaningful and makes a difference in our brands and our communities. We ask the team members to take a survey either as a new hire or after termination. These surveys allow us to gather more in the moment and real time feedback through a new hire survey or exit survey. The goal is that these Team Members provide meaningful feedback on how they felt about their overall experience, management, training, and the culture.

Diversity, Equity and Inclusion ("DE&I")

Our restaurants are built on the foundation of a culture of inclusion. Our team members are diverse in gender, race, ethnicity, sexual orientation, disability, religion, age, cultural background and life experiences. We celebrate the differences that make us stronger. We are committed to a workplace environment where every team member feels that they belong and where every team member can succeed. Our Board's Talent and Compensation Committee provides oversight for aspects of our culture, equity, and inclusion, in addition to quarterly and annual reviews by our Board of Directors. We are working to strengthen the foundation of our culture of inclusion and to build greater diverse leadership at Brinker through the following programs and initiatives:

- *Women Taking the Lead* – Development, mentoring and resources to help professionally develop female leaders.

- *Leaders Leading Through Diversity* – A development program to increase diverse representation among restaurant operations leadership.

- *DE&I Training* – Online learning paths on topics such as conscious and unconscious bias, as well as additional mandatory training programs for certain operations leaders.

- *Communities of Interest* – Six resource groups providing safe spaces for underrepresented groups and allies to develop connections, share ideas and encourage diversity of thought in the organization.

- *Culture of Inclusion Activation Series* – Events to help educate team members about inclusion and different cultures.

- *TM Highlights* – Opportunities for team members to share their personal stories, experiences, and what inclusion and allyship means to them.

- *Serving it Forward* – Allowing us to go out and support, learn and impact communities to help create a better more-inclusive tomorrow partnering with non-profits that align with our giveback pillars of education, kids and hunger.

Information Technology

We pride ourselves on being innovators in our field, striving to create and procure cutting edge technology to improve the guest experience and create operational efficiencies. We have created and implemented technologies to facilitate a contactless guest experience through apps, tabletop and handheld devices and QR code payment. Our restaurant operators utilize our back office systems for inventory control, curbside management, forecasting, demand preparation and productivity. Our service desk supports the needs of both our restaurant support center and each of our restaurants. Our data centers are geographically dispersed, which helps support continuity of our operations and systems. Our systems operate in multiple cloud environments, which gives us ability to scale up infrastructure and provides flexibility for expansion. They are comprised of a combination of internally developed and third-party developed software; our team builds foundational frameworks to integrate and bridge technologies. We believe our information systems are sufficient to support our business and we continually seek to improve our processes based on the strategic and financial priorities of the business.

We are currently investing in new enterprise resource planning ("ERP") and human capital management to provide our restaurant management and restaurant support teams with the tools necessary to enhance our ability to record and track data, make more effective real-time decisions, and drive process efficiencies. We plan to implement these new systems over the next year.

Trademarks

We have registered, among other marks, "Brinker International", "Chili's", "Maggiano's" and "It's Just Wings" as trademarks with the United States Patent and Trademark Office.

Available Information

We maintain a website with the address of http://www.brinker.com. You may obtain at our website, free of charge, copies of our reports filed with, or furnished to, the SEC on Forms 10-K, 10-Q and 8-K. The SEC also maintains a website, with the address of www.sec.gov, which contains reports, proxy and information statements, and other information filed electronically or furnished to the SEC.

In addition, you may view and obtain, free of charge, at our website, copies of our corporate governance materials, including: Audit Committee Charter, Talent and Compensation Committee Charter, Governance and Nominating Committee Charter, Code of Conduct for the Board of Directors, Brinker International Inc. Code of Conduct – Making People Feel Special, Brinker Reporting and Whistleblower Policy, Foreign Corrupt Practices Act and Anti-Corruption Policy, Policy Governing the Improper Use of Material Nonpublic Information and Trading in Brinker's Securities, Code of Conduct for the Board of Directors, Supplier Code of Conduct, Policy Regarding Shareholder Meetings, and Human Rights Policy. The information contained on our website is not a part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Various risks and uncertainties could affect our business. In addition to the information contained elsewhere in this report and other filings that we make with the SEC, the risk factors described below could have a material impact on our business, financial condition, results of operation, cash flows or the trading price of our common stock. It is not possible to identify all risk factors. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations.

<u>Strategic and Operational Risks</u>

If we are unable to successfully design and execute a business strategy plan, our gross sales and profitability may be adversely affected.

Our ability to increase revenues and profitability is dependent on designing and executing effective business strategies. If we are delayed or unsuccessful in executing our strategies or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer. Our ability to meet our business strategy plan is dependent upon, among other things, our and our franchisees' ability to:

- Increase gross sales and operating profits at existing restaurants with food and beverage options desired by our guests;

- Evolve our marketing and branding strategies in order to appeal to guests and drive traffic and sales;

- Innovate and implement technology initiatives that provide an engaging digital guest experience;

- Identify adequate sources of capital to fund and finance strategic initiatives, including re-imaging existing restaurants, new restaurant development and new restaurant equipment;

- Grow and expand operations, including identifying available, suitable and economically viable locations for new restaurants, or making strategic acquisitions; and

- Improve the speed and quality of our service by simplifying operations.

Changes in consumer preferences may decrease demand for food at our restaurants.

Changing health or dietary preferences and current and new medical treatments may cause consumers to avoid our products in favor of alternative foods and/or to consume less of our products. The food service industry as a whole depends on consumer preferences at the local, regional, national and international levels. New information or changes in dietary, nutritional or health insurance guidelines, whether issued by government agencies, academic studies, advocacy organizations or similar groups, may cause consumers to select foods other than those that are offered by our restaurants. We may not be able to adequately adapt our menu offerings to keep pace with developments in current consumer preferences, which may result in reductions to the revenues generated by our Company-owned restaurants and the payments we receive from franchisees.

Food safety incidents at our restaurants or in our industry or supply chain may adversely affect customer perception of our brands or industry and result in declines in sales and profits.

Regardless of the source or cause, any report of food-borne illnesses or other food safety issues at one of our restaurants or our franchisees' restaurants could irreparably damage our brand reputations and result in declines in guest traffic and sales at our restaurants. A food safety incident may subject us to regulatory actions and litigation, including criminal investigations, and we may be required to incur significant legal costs and other liabilities. Food safety incidents may occur in our supply chain and be out of our control. Health concerns or outbreaks of disease in a food product could also reduce demand for particular menu offerings. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the restaurant industry in general and adversely affect our sales or cause us to incur additional costs to implement food safety protocols beyond industry standards. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

Unfavorable publicity relating to one or more of our restaurants in a particular brand may affect public perception of the brand.

Multi-unit restaurant businesses can be adversely affected by publicity resulting from poor food quality, customer complaints, litigation, illness or health concerns or other issues stemming from one or a limited number of restaurants, regardless of whether such events have a factual basis. In particular, since we depend heavily on the Chili's brand for a majority of our revenues, unfavorable publicity relating to one or more Chili's restaurants could have a material adverse effect on the Chili's brand, and consequently on our business, financial condition and results of operations. The speed at which negative publicity (whether or not accurate) can be disseminated has increased dramatically with the capabilities of social media and the internet. If we are unable to quickly and effectively respond to such reports, we may suffer declines in guest traffic which could materially impact our financial performance.

Additionally, consumers' ability to immediately post opinions on social media platforms to a broad audience of consumers and other interested persons, often without filters or checks on accuracy of the content posted, may be adverse to our interests and may harm our performance, prospects or business, regardless of the information's accuracy. The use of social media vehicles by our guests or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

We face risks related to our ability to continue to grow sales through delivery orders and digital commerce.

Part of our strategy for growth is dependent on increased sales from guests that want to enjoy our food off premises. Customers are increasingly using websites and applications, including both our internally developed brand websites and third-party delivery aggregators, to place and pay for their orders. As we become increasingly reliant on digital ordering and payment as a sales channel, our business could be negatively impacted if we are unable to successfully implement, execute or maintain our consumer-facing digital initiatives, such as curbside pick-up, brand websites, and application based ordering. These digital ordering and payment platforms also could be damaged or interrupted by power loss, technological failures, user errors, cyber-attacks, other forms of sabotage, inclement weather or natural disasters. The digital ordering platforms we rely on could experience interruptions, which could limit or delay customers' ability to order through such platforms or make customers less inclined to return to such platforms.

We currently rely on third-party delivery providers for our off-premise delivery (other than Maggiano's catering). We rely on such third-party providers for ordering and payment platforms that receive guest orders and that send orders directly to our point-of-sale system. These platforms, as well as our own brand websites, could be damaged or interrupted by technological failures, cyber-attacks or other factors, which may adversely impact our sales through these channels.

Delivery providers generally fulfill delivery orders through drivers that are independent contractors. These drivers may make errors, fail to make timely deliveries, damage our food or poorly represent our brands, which may lead to customer disappointment, reputational harm and unmet sales expectations. Our sales may also be adversely impacted if there is a shortage of drivers that are willing and available to make deliveries from our restaurants. If the third-party aggregators that we utilize for delivery cease or curtail their operations, fail to maintain sufficient a labor force to satisfy demand, materially change fees, access or visibility to our products or give greater priority or promotions on their platforms to our competitors, our business may be negatively impacted.

Loss of key management personnel could hurt our business and limit our ability to operate and grow successfully.

Our success depends, to a significant extent, on our leadership team and other key management personnel. These personnel serve to maintain a corporate vision for our Company, execute our business strategy, and maintain consistency in the operating standards of our restaurants. If we are unable to attract and retain sufficiently experienced and capable key management personnel, our business and financial results may suffer.

Failure to recruit, train and retain high-quality restaurant management and team members may result in lower guest satisfaction and lower sales and profitability.

Our restaurant-level management and team members are largely responsible for the quality of our service. Our guests may be dissatisfied and our sales may decline if we fail to recruit, train and retain managers and team members that effectively implement our business strategy and provide high quality guest service. There is active competition for quality management personnel and hourly team members. We are experiencing and may continue to experience challenges in recruiting and retaining team members in various locations as we are experiencing an increasingly tight and competitive labor market. These challenges may continue to result in higher labor costs (such as increased overtime to meet demand and increased wages to attract and retain team members), increased turnover and a shortage of adequate management personnel and hourly team members required for operations and for future growth, which can lead to lower guest satisfaction and decreased profitability.

Our results can be adversely affected by events, such as adverse weather conditions, natural disasters, climate change, pandemics or other catastrophic events.

Adverse weather conditions, natural disasters, climate change or catastrophic events, such as terrorist acts, can adversely impact restaurant sales. Natural disasters such as earthquakes, hurricanes, and severe adverse weather conditions, climate change and health pandemics, whether occurring in the United States or abroad, can keep customers in the affected area from dining out, adversely affect consumer spending and confidence levels and supply availability and costs, cause damage to or closure of restaurants and result in lost opportunities for our restaurants. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.

The large number of Company-owned restaurants concentrated in Texas, Florida and California makes us susceptible to changes in economic and other trends in those regions.

A high concentration of our Company-owned restaurants are located in Texas, Florida and California comprising 18.8%, 11.8% and 9.2%, respectively, as of June 26, 2024. As a result, we are particularly susceptible to adverse trends and economic conditions in those states. Negative publicity, local economic conditions, health epidemics or pandemics, local strikes, energy shortages or extreme fluctuations in energy prices, droughts, earthquakes, fires or other natural disasters in regions where our restaurants are highly concentrated could have a material adverse effect on our business and operations.

The operational success of our franchise system is important to our business and future international growth.

A significant percentage of system-wide restaurants are owned and operated by our franchisees. Our franchise related revenue is not material to our total revenues; however, franchise agreements are designed to require our franchisees to maintain brand consistency and the franchise relationship reduces our direct day-to-day oversight of these restaurants and may expose us to risks not otherwise encountered if we maintained ownership and control. Our international restaurants are substantially all franchised and our ability to grow internationally is largely dependent on the success of our franchise partners in developing and maintaining new restaurants.

Our reputation and financial results may be negatively impacted by: franchisee defaults in their obligations to us; limitations on our ability to enforce franchise obligations due to bankruptcy proceedings or differences in legal remedies in international markets; franchisee failures to participate in business strategy changes due to financial constraints; franchisee failures to meet obligations to pay employees; and franchisee failures to comply with food quality and preparation requirements.

Additionally, our international franchisees are subject to risks not encountered by our domestic franchisees, and royalties paid to us may decrease if their businesses are negatively impacted. These risks include:

- Difficulties in achieving consistency of product quality and service as compared to domestic operations;

- Changes to recipes and menu offerings to meet cultural norms;

- Challenges to obtain adequate and reliable supplies necessary to provide menu items and maintain food quality; and

- Differences, changes or uncertainties in economic, regulatory, legal, cultural, social and political conditions.

Failure to protect our service marks or other intellectual property could harm our business.

We regard our Chili's® and Maggiano's® service marks, and other service marks and trademarks related to our restaurant businesses, as having significant value and being important to our marketing efforts. We rely on a combination of protections provided by contracts, copyrights, patents, trademarks, service marks and other common law rights, such as trade secret and unfair competition laws, to protect our restaurants and services from infringement. We have registered certain trademarks and service marks in the United States and foreign jurisdictions. However, we are aware of names and marks identical or similar to our service marks being used from time to time by other entities. Although our policy is to oppose any such infringement, further or unknown unauthorized uses or other misappropriation of our trademarks or service marks could diminish the value of our brands and adversely affect our business. In addition, effective intellectual property protection may not be available in every country in which we have or intend to open or franchise a restaurant. Although we believe we have taken appropriate measures to protect our intellectual property, there can be no assurance that these protections will be adequate and defending or enforcing our service marks and other intellectual property could result in the expenditure of significant resources.

We outsource certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.

Some business processes are or may in the future be outsourced to third parties. Such processes include certain information technology processes, gift card tracking and authorization, credit card authorization and processing, insurance claims processing, certain payroll processing, tax filings and other accounting processes. We also continue to evaluate our other business processes to determine if additional outsourcing is a viable option to accomplish our goals. We make a diligent effort to ensure that all providers of outsourced services are observing proper internal control practices, such as redundant processing facilities and adequate security frameworks to guard against breaches or data loss; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services could have an adverse effect on our results of operations, financial condition or ability to accomplish our financial and management reporting.

ESG matters, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition, and operating results and may damage our reputation.

Companies across all industries are facing increasing scrutiny relating to their environmental, social, and governance practices. Changing consumer preferences may result in increased demands regarding our products and supply chain and their respective environmental and social impact, including on sustainability. These demands could require additional transparency, due diligence, and reporting and could cause us to incur additional costs or to make changes to our operations to comply with such demands. We may also determine that certain changes are required in anticipation of further evolution of consumer preferences and demands. Increased focus and activism related to ESG may also result in investors reconsidering their investment decisions as a result of their assessment of a company's ESG practices. Further, concern over climate change and other environmental sustainability matters has and may in the future result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment, including greenhouse gas emissions regulations, alternative energy policies, and sustainability initiatives. At the same time, stakeholders and regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives, including the enactment or proposal of "Anti-ESG" legislation or policies. If we fail to achieve any goals, targets, or objectives we may set with respect to ESG matters, if we do not meet or comply with new regulations or evolving consumer, investor, industry, or stakeholder expectations and standards (which are not uniform), including those related to reporting, or if we are perceived to have not responded appropriately to the growing concern for ESG matters, we may face legal or regulatory actions, the imposition of fines, penalties, or other sanctions, adverse publicity, decreased demand from consumers, or a decline in the price of our common shares, any of which could materially harm our reputation or have a material adverse effect on our business, financial condition, or operating results.

Macroeconomic and Industry Risks

Competition may adversely affect our operations and financial results.

The restaurant business is highly competitive as to price, service, restaurant location, convenience, and type and quality of food. We compete within each market with locally-owned restaurants as well as national and regional restaurant chains. The casual dining segment of the restaurant industry has not seen significant growth in customer traffic in recent years. If these trends continue, our ability to grow customer traffic at our restaurants (including through off-premise) will depend on our ability to increase our market share within the casual dining segment. We also face competition from quick service and fast casual restaurants; the convergence in grocery, deli and restaurant services; and meal kit and food delivery providers. We compete primarily on the quality, variety and value perception of menu items, as well as the quality and efficiency of service, the attractiveness of facilities and the effectiveness of advertising and marketing programs. A key component of our corporate strategy involves our value platform as it relates to our competition; failure to maintain the customer perception of brand value could negatively impact our sales. If we are unable to compete effectively, our gross sales, guest traffic and profitability may decline.

A failure to identify and execute innovative marketing and guest engagement tactics, ineffective or improper use of other marketing initiatives, and increased advertising and marketing costs could adversely affect our results of operations.

Our ability to reach consumers and drive results is heavily influenced by brand marketing and advertising and our ability to adapt to evolving consumer preferences. We rely on identifying trends and data analytics to create successful advertising programs, including customer relationship management, social media, television and other digital marketing efforts. Increased costs in advertising may limit the amount of coverage we are able to achieve with any given campaign. Our marketing and advertising programs may not be as successful as intended, and thus, may adversely affect our reputation, business, our growth prospects and the strength of our brand. A failure to sufficiently innovate, develop guest relationship initiatives, or maintain adequate and effective advertising could inhibit our ability to maintain brand relevance or awareness and drive increased sales.

Our business could be adversely affected by our inability to respond to or effectively manage social media.

As part of our marketing strategy, we utilize social media platforms to promote our concepts and attract, engage and retain guests. Our strategy may not be successful, resulting in expenses incurred without improvement in guest traffic or brand relevance. In addition, a variety of risks are associated with the use of social media, including negative comments about us, exposure of personally identifiable information, fraud, dissemination of false information, and copyright and trademark risks. The inappropriate use of social media vehicles by our guests or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and adversely affect our results of operations.

Given the marked increase in the use of social media platforms, individuals have access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants post (which may include influencers with large audiences), often without filters or checks on the accuracy of the content posted. Information concerning our Company may be posted on such platforms at any time. If we are unable to quickly and effectively respond to such reports, we may suffer declines in guest traffic. The impact may be immediate without affording us an opportunity for redress or correction. These factors could have a material adverse impact on our business.

Global and domestic economic conditions negatively impact consumer discretionary spending and our business operations and could have a material negative effect on our financial performance.

The restaurant industry is dependent upon consumer discretionary spending, which is negatively affected by global and domestic economic conditions, such as: fluctuations in disposable income and changes in consumer confidence, the price of gasoline, slow or negative growth, unemployment, credit conditions and availability, volatility in financial markets, inflationary pressures, weakness in the housing market, tariffs and trade barriers, wars or conflict in certain regions, pandemics or public health concerns, and changes in government and central bank monetary policies. When economic conditions negatively affect consumer spending, discretionary spending for restaurant visits will be challenged, our guest traffic may deteriorate and the average amount guests spend in our restaurants may be reduced. This will negatively impact our revenues and also result in lower royalties collected, spreading fixed costs across a lower level of sales, and in turn, cause downward pressure on our profitability. This could result in further reductions in staff levels, asset impairment charges and potential restaurant closures.

We have been adversely impacted by, and may continue to be adversely impacted by, ongoing macroeconomic challenges in the U.S. and other regions of the world where our franchisees operate, including recent labor, commodity, transportation and other inflationary pressures, supply chain disruptions, military conflict and impacts arising from governmental restrictions implemented in certain regions to mitigate against the pandemic.

General economic conditions, including inflation and fluctuations in energy costs, may continue to increase our operating expenses.

We have in the past experienced, and are currently experiencing, the impacts of economic conditions, including inflation and fluctuations in utility and energy costs. Inflation has caused added food, labor and benefits costs and increased our operating expenses. Fluctuations and increases in utility and energy costs have also increased our operating expenses at regional and national levels, including through suppliers increasing prices due to higher prices for petroleum-based fuels, and as a result, putting pressure on margins. As operating expenses rise, we, to the extent permitted by competition, recover costs by raising menu prices, or by implementing alternative products, processes or cost reduction procedures. We cannot ensure, however, we will be able to continue to recover some of the increases in operating expenses due to economic conditions, including inflation, in this manner.

Shortages or interruptions in the availability and delivery of food and other products may increase costs or reduce revenues.

Possible shortages or interruptions in the supply of food items and other products to our restaurants caused by inclement weather; natural disasters such as floods, droughts and hurricanes; health epidemics or pandemics; shortages in the availability of truck drivers; the inability of our suppliers to obtain credit in a tight credit market; trade barriers; food safety warnings or advisories or the prospect of such pronouncements; animal disease outbreaks; or other conditions beyond our control could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants. Our inability to effectively manage supply chain risk could increase our costs or reduce revenues and limit the availability of products critical to our restaurant operations.

Information and Technology Related Risks

We are exposed to risks related to cybersecurity and protection of confidential information, and failure to protect the integrity and security of payment card or individually identifiable information of our guests and teammates or confidential and proprietary information of the Company could damage our reputation and expose us to loss of revenues, increased costs and litigation.

Our technology systems contain personal, financial and other information that is entrusted to us by our guests and team members, as well as financial, proprietary and other confidential information related to our business. In addition, a significant portion of our restaurant sales are by credit or debit cards. If our technology systems, or those of third-party services providers we rely upon, are compromised as a result of a cyber-attack (including whether from circumvention of security systems, denial-of-service attacks, hacking, use of artificial intelligence, "phishing" attacks, computer viruses, ransomware, malware, or social engineering) or other external or internal method, it could result in an adverse and material impact on our reputation, operations, and financial condition. The cyber risks we face range from cyber-attacks common to most industries, to attacks that target us due to the confidential consumer information we obtain through our electronic processing of credit and debit card transactions. The rapid evolution and increased adoption of artificial intelligence technologies may also heighten our cybersecurity risks by making cyber-attacks more difficult to detect, contain, and mitigate. Such security breaches could also result in litigation or governmental investigation against us, as well as the imposition of penalties. These impacts could also occur if we are perceived either to have had an attack or to have failed to properly respond to an incident.

To conduct our operations, we regularly move data across national borders, and consequently are subject to a variety of continuously evolving and developing laws and regulations regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. The use and disclosure of such information is regulated and enforced at the federal, state and international levels, and these laws, rules and regulations are subject to change.

As privacy and information security laws and regulations change, or cyber risks evolve pertaining to data, we may incur significant additional costs in technology, third-party services and personnel to maintain systems designed to anticipate and prevent cyber-attacks. For example, the Company experienced a cybersecurity incident at some Chili's locations in fiscal 2018. As with many public companies, our defenses are under attack regularly. There have been, and will be, minor intrusions from time-to-time. As a result of the incident, we have taken certain additional preventative measures to reduce cyber risks. However, we cannot provide assurance that our security frameworks and measures will be successful in preventing future significant cyber-attacks or data loss.

We are dependent on information technology and any material failure in the operation or security of that technology or our ability to execute a comprehensive business continuity plan could impair our ability to efficiently operate our business.

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, management of our supply chain, collection of cash, payment of obligations and various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, larger scale outages, upgrading or transitioning to replacement systems or a breach in security of these systems could cause delays in customer service and reduce efficiency in our operations. Furthermore, as we continue to incorporate technology increasingly into our guests' experiences, disruptions or performance issues with guest facing technology or systems could negatively impact the guest experience and counteract the intended benefits of such systems.

Additionally, our corporate systems and processes and corporate support for our restaurant operations are handled primarily at our restaurant support center. We have disaster recovery procedures and business continuity plans in place to address most events of a crisis nature, including tornadoes and other natural disasters, and back up and off-site locations for recovery of electronic and other forms of data and information. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, loss of productivity, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims.

Financial Risks

Downgrades in our credit ratings could impact our ability to access capital and materially adversely affect our business, financial condition and results of operations.

Credit rating agencies have, and in the future may, change their credit rating for us, among other things, based on the performance of our business, our capital strategies or their overall view of our industry. There can be no assurance that any rating assigned to our currently outstanding public debt securities will remain in effect for any given period of time or that any such ratings will not be further lowered, suspended or withdrawn entirely by a rating agency if, in that agency's judgment, circumstances so warrant. A downgrade of our credit ratings could, among other things:

- Increase our cost of borrowing;

- Limit our ability to access capital;

- Result in more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur, including restrictions on our ability to pay distributions or repurchase shares;

- Require us to provide collateral for any future borrowings; and

- Adversely affect the market price of our outstanding debt securities.

These ratings and our current credit condition affect, among other things, our ability to access new capital. Negative changes to these ratings may result in more stringent covenants and higher interest rates under the terms of any new debt agreement. Our credit ratings could be further lowered, or rating agencies could issue adverse commentaries in the future, which could have a material adverse effect on our business, financial condition, results of operations and liquidity. In particular, a weakening of our financial condition, including any further increase in our leverage or decrease in our profitability or cash flows, could adversely affect our ability to obtain necessary funds, could result in a credit rating downgrade or change in outlook, or could otherwise increase our cost of borrowing.

Declines in the market price of our common stock or changes in other circumstances that may indicate an impairment of goodwill could adversely affect our financial position and results of operations.

We perform our annual goodwill impairment tests in the second quarter of each fiscal year. Interim goodwill impairment tests are also required when events or circumstances change between annual tests that would more likely than not reduce the fair value of our reporting units below their carrying value. We performed our annual goodwill impairment test in the second quarter of fiscal 2024 and no indicators of impairment were identified. Additionally, no indicators of impairment were identified through the end of fiscal 2024. This assessment is predicated on our ability to continue to operate dining and banquet rooms and generate off-premise sales at our restaurants. We will continue to monitor and evaluate our results and evaluate the likelihood of any potential impairment charges at our reporting units.

It is possible that a change in circumstances such as the decline in the market price of our common stock or changes in consumer spending levels, or in the numerous variables associated with the judgments, assumptions and estimates made in assessing the appropriate valuation of our goodwill, could negatively impact the valuation of our brands and create the potential for the recognition of impairment losses on some or all of our goodwill. If we were required to write down a portion of our goodwill and record related non-cash impairment charges, our financial position and results of operations would be adversely affected.

Changes to estimates related to our property and equipment, or operating results that are lower than our current estimates at certain restaurant locations, may cause us to incur impairment charges on certain long-lived assets.

We make certain estimates and projections with respect to individual restaurant operations, as well as our overall performance in connection with our impairment analyses for long-lived assets. An impairment charge is required when the carrying value of the asset exceeds the estimated fair value. For example, in fiscal 2024, we recognized $12.2 million of long-lived asset and lease asset impairment charges as a result of decreased cash flows, and it is possible that we may incur similar charges in greater amounts in the future. Refer to Note 1—Nature of Operations and Summary of Significant Accounting Policies within Part II, Item 8—Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements for more information. The projection of future cash flows used in the analyses requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, our financial position and results of operations could be adversely affected.

<u>Legal and Regulatory Risks</u>

Litigation could have a material adverse impact on our business and our financial performance.

We are subject to lawsuits, administrative proceedings and claims that arise in the regular course of business or out of special circumstances. These matters typically involve claims by guests, team members and others regarding issues such as food-borne illness, food safety, premises liability, compliance with wage and hour requirements, work-related injuries, discrimination, harassment, disability and other operational issues common to the food service industry, as well as contract disputes and intellectual property infringement matters. Our franchise activity also creates a risk of us being named as a joint employer of workers of franchisees for alleged violations of labor and wage laws. We could be adversely affected by negative publicity and litigation costs resulting from these claims, regardless of their validity. Significant legal fees and costs in complex class action litigation or an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have a material adverse effect on our financial position and results of operations.

Our business and operation could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expenses, hinder execution of investment strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Publicly traded companies also may become the target of shareholder activism, which could take many forms or arise in a variety of situations. Due to the potential volatility of our stock price and for a variety of other reasons, we may become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and legal fees and divert management's and our Board of Directors' attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

From time to time we may implement measures that make it more difficult for an activist investor or potential acquirer to purchase a large portion of our securities, to initiate a tender offer or a proxy contest, or to acquire the Company through a merger or similar transaction. These measures may discourage investment in our common stock and may delay or discourage acquisitions that would result in our stockholders receiving a premium for their shares over the then-current market price.

Employment and labor laws and regulations have increased, and in the future may further increase, the cost of labor for our restaurants.

We are subject to various federal, state and local employment and labor laws and regulations that govern employment and labor matters, including, employment discrimination, minimum wages, work scheduling, overtime, tip credits, tax reporting, working conditions, safety standards, employment of minors, family leave and immigration status. Compliance with these laws and regulations can be costly, and a failure or perceived failure to comply with these laws could result in negative publicity or litigation. We have been and are under investigation for compliance periodically, and we have been and will be fined for alleged violations of these regulations.

Some states and localities have, and many others are contemplating, increases to their minimum wage and tip credit wage, and such increases can have a significant impact on our labor costs. For example, in September 2023, California passed legislation setting the minimum wage for fast food restaurant employees at $20 per hour effective April 1, 2024 and establishing a council to set future wage increases and to make recommendations to state agencies for other sector-wide workplace standards. In addition, new employment or labor laws may mandate additional benefits for employees or impose additional obligations that may adversely impact the costs of labor, the availability of labor and our business operations. In addition, our suppliers may be affected by higher minimum wage standards or availability of labor, which may increase the price of goods and services they supply to us. There are no assurances that a combination of cost management and price increases can offset costs associated with compliance.

Governmental regulation may adversely affect our ability to maintain our existing and future operations and to open new restaurants.

We are subject to extensive federal, state, local and international laws and regulations, which vary from jurisdiction to jurisdiction and which increase our exposure to litigation and governmental proceedings. Among other laws and regulations, we are subject to laws and regulations relating to the design and operation of facilities, minimum wage, licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies, nutritional content and menu labeling, including the Affordable Care Act, which requires restaurant companies such as ours to disclose calorie information on their menus. Compliance with these laws and regulations may lead to increased costs and operational complexity, changes in sales mix and profitability, and increased exposure to governmental investigations or litigation. We cannot reliably anticipate any changes in guest behavior resulting from implementation of these laws.

We are also subject to federal and state environmental regulations, and although these have not had a material negative effect on our operations, we cannot ensure this will not occur in the future. In particular, the United States and other foreign governments have increased focus on environmental matters such as climate change, greenhouse gases and water conservation. These efforts could result in increased taxation or in future restrictions on or increases in costs associated with food and other restaurant supplies, transportation costs and utility costs, any of which could decrease our operating profits and/or necessitate future investments in our restaurant facilities and equipment to achieve compliance.

We are subject to federal and state laws and regulations which govern the offer and sale of franchises and which may supersede the terms of franchise agreements between us and our franchisees. Failure to comply with such laws and regulations or to obtain or retain licenses or approvals to sell franchises could adversely affect us and our franchisees. Due to our international franchising, we are also subject to governmental regulations throughout the world impacting the way we do business with our international franchisees. These include antitrust and tax requirements, anti-boycott regulations, import/export/customs and other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could adversely impact our business and financial performance.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, local, and international authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the United States in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are subject to the internal control requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which require management to assess the effectiveness of our internal control over financial reporting and our independent auditors to attest to the effectiveness of our internal control over financial reporting. Our processes for designing and implementing effective internal controls involve continuous effort that requires us to anticipate and react to changes in our business as well as in the economic and regulatory environments. As a result, we expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take as part of this effort will be sufficient to maintain effective internal control over our financial reporting. Failure to maintain effective internal controls could result in consolidated financial statements that do not accurately reflect our financial condition, cause investors to lose confidence in our reported financial information, or result in regulatory scrutiny, penalties or shareholder litigation, all of which could have a negative effect on the trading price of our common stock.

General Risk Factors

Other risk factors may adversely affect our financial performance.

Other risk factors that could cause our actual results to differ materially from those indicated in forward-looking statements, include, without limitation, changes in financial and credit markets (including rising interest rates); increased fuel costs and availability for our team members, customers and suppliers; increased health care costs; health epidemics or pandemics or the prospects of these events; changes in consumer behaviors; changes in demographic trends; labor shortages and availability of employees; union organization; strikes; wars or conflicts in certain regions; terrorist acts; energy shortages and rolling blackouts; weather and climate change (including, major hurricanes and regional winter storms); inadequate insurance coverage; and limitations imposed by our credit agreements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company takes a risk-based, proactive approach to its management of cybersecurity threats inherent in our business. Our existing cybersecurity policy includes ongoing monitoring and detection programs, network security precautions, encryption of certain critical data, in depth security assessment of vendors and incident response guidelines. We continue to invest and improve in the protection of systems, sensitive data, technology, and processes using third-party and in-house tools and resources. We remain vigilant in staying ahead of new and emerging risks utilizing our in-house tools, and security teams review and make strategic investments in our systems to keep the Company, our guests and our team members' data secure. The Company's Vice President of Information Technology and Security is responsible for developing and implementing these controls and processes.

We subscribe to multiple feeds and associations that discuss and monitor risks of any technology compromise at our business partners where relevant. Relevant restaurant level personnel and employees at the restaurant support center receive periodic training to bring awareness on how they can help prevent and report potential cybersecurity incidents. We also provide credit card handling training following Payment Card Industry guidelines to team members that handle guest payment information. In addition, key stakeholders involved with our cybersecurity risk management programs receive additional training and regularly participate in scenario-based training exercises to support the effective implementation of our programs. We maintain a disaster recovery plan and protect against business interruption by backing up our major systems. We routinely scan our environment for any vulnerabilities and perform penetration testing.

In addition to our internal processes and controls, we engage multiple third parties to assess the effectiveness of our data security practices, including through an annual risk assessment. We conduct annual cybersecurity audits using a reputable third-party security auditor. A third-party conducts regular network security reviews, scans and audits. We require third-party vendors and service providers to complete a security questionnaire or provide a security compliance report performed by a reputable third-party to assess their risk.

We maintain a Risk Register documenting identified risks, including those from cybersecurity threats, their potential impact, and mitigation strategies. Through our internal audit function, we also perform an annual risk analysis using a risk matrix to prioritize risks based on their potential impact and likelihood.

There can be no guarantee that our policies and procedures will be effective. In addition, security controls, no matter how well designed or implemented, may only mitigate and not fully eliminate risks. See Item 1A - Risk Factors for additional discussion of our cybersecurity risks. We believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incident, including the 2018 malware incident, have not materially affected our results of operations or financial condition, including our business strategy, for the periods covered by this Annual Report on Form 10-K, and we do not believe that such risks are reasonably likely to have such an effect over the long term.

Governance

The Company's cybersecurity risk management processes are integrated into the Company's overall risk management processes and managed by a cross-functional team, comprised of IT leadership,

Internal Audit and Legal. Our IT leadership team is comprised of our Chief Information Officer and Vice President of Information Technology and Security, each with over two decades of experience in information technology and cybersecurity. Our processes are designed to create a comprehensive, cross-functional approach to identify and mitigate cybersecurity risks as well as to prevent cybersecurity incidents in an effort to support business continuity and achieve operational resiliency. The Audit Committee of the Board of Directors has overall oversight responsibility for data security practices and controls to monitor and mitigate the Company's technology risk exposure.

IT leadership, along with Internal Audit and our Legal teams, receive reports on present cybersecurity threats from a number of experienced information security specialists or other relevant parties responsible for various parts of the business on an ongoing basis. Management, including the Vice President of Information Technology and Security and Chief Information Officer, reports quarterly, or more frequently if needed, to the Board of Directors, including the Audit Committee, on the effectiveness of our cybersecurity and data protection practices. The Audit Committee reviews the findings of the Company's annual risk assessment and penetration test. Further, our Board members also engage in ad hoc conversations with management on cybersecurity-related news events, receive training specific to cybersecurity risks and threats and regularly discuss any updates to our cybersecurity risk management and strategy programs.

The Company's incident response team is comprised of leaders from our information security team, risk, legal and audit departments. We have established and regularly test incident response processes and controls that identify and risk-rank incidents through a centralized system to promote timely escalation of cybersecurity incidents that exceed a particular level of risk. Incidents of sufficient magnitude or severity are escalated to the appropriate Company officers.

ITEM 2. PROPERTIES

Restaurant Locations

As of June 26, 2024, our system of Company-owned and franchise-operated restaurants included 1,614 restaurants. The below table contains a breakdown of our portfolio of restaurants:

| | June 26, 2024 | | |
	Domestic	International	Total
Chili's			
Company-owned	1,117	4	1,121
Franchise	97	344	441
	1,214	348	1,562
Maggiano's			
Company-owned	50	—	50
Franchise	2	—	2
	52	—	52
System-wide	1,266	348	1,614

The square footage of our Company-owned Chili's and Maggiano's restaurants ranges between 3,200 to 8,000 square feet and 8,200 to 23,300 square feet, respectively.

Our Chili's domestic Company-owned and franchise-operated restaurants are located in 49 states. We and our franchisees also have Chili's restaurants in two United States territories, Guam and Puerto Rico, and 27 other countries: Bahrain, Canada, Chile, China, Costa Rica, the Dominican Republic, Ecuador, Egypt, Germany, Guatemala, Honduras, India, Japan, Kuwait, Lebanon, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Qatar, Saudi Arabia, South Korea, Sri Lanka, Taiwan, and Tunisia. Our Maggiano's Company-owned and franchise-operated restaurants are located in 22 states and Washington, D.C.

As of June 26, 2024, 1,121 of the 1,171 Company-owned restaurant locations are leased. These leased restaurant locations can be categorized as follows: 771 ground leases (where we lease land only, but construct the building and leasehold improvements) and 350 retail leases (where we lease the land/ retail space and building, but construct the leasehold improvements). Our leased restaurants typically have an initial lease term of 10 to 20 years, with one or more renewal terms ranging from one to 10 years. The leases typically provide for a fixed rental or a fixed rental plus percentage rentals based on sales volume.

During fiscal 2024, we sold Land related to one closed restaurant, with a book value of $1.2 million and we purchased the Land and Buildings for one restaurant that was previously leased. As of June 26, 2024, the net book value of our owned restaurant locations includes Land of $41.6 million and Buildings of $13.7 million.

Other Properties

We lease an office building in Dallas, Texas containing approximately 216,300 square feet which we use for our corporate headquarters and menu development activities.

ITEM 3. LEGAL PROCEEDINGS

This information is set forth within Part II, Item 8 - Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 8 - Commitments and Contingencies of this Annual Report on Form 10-K is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "EAT", and as of August 16, 2024, there were 345 holders of record of our common stock.

The Company's decision to pay dividends in the future is at the discretion of the Board of Directors and will be dependent on our operating performance, financial condition, capital expenditure requirements, limitations on cash distributions pursuant to the terms and conditions of our revolving credit facility and applicable law, and such other factors that the Board of Directors considers relevant.

Comparison of Five Year Cumulative Total Return

The graph below presents Brinker International, Inc.'s cumulative 5-Year total shareholder return on common stock relative to the cumulative total returns of the S&P 500 index and the S&P Restaurants index for the period of June 26, 2019 through June 26, 2024. The graph is based on $100 invested as of June 26, 2019 in the Company's common stock and each index, including the reinvestment of all dividends. The values shown below are neither indicative nor determinative of future performance.

Comparison of 5 Year Cumulative Return



	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024
Brinker International, Inc.	$ 100.00	$ 63.32	$ 166.44	$ 60.30	$ 97.41	$ 196.09
S&P 500	$ 100.00	$ 107.51	$ 151.36	$ 135.29	$ 161.80	$ 201.54
S&P Restaurants[1]	$ 100.00	$ 91.10	$ 127.82	$ 116.51	$ 150.89	$ 145.24

[1] The S&P Restaurants Index is comprised of Chipotle Mexican Grill, Inc., Darden Restaurants, Inc., Domino's Pizza Inc., McDonald's Corp., Starbucks Corp., and Yum! Brands, Inc.

Share Repurchase Program

Our Board of Directors approved a $300.0 million share repurchase program in August 2021. The Company repurchased 0.7 million shares of our common stock for $21.0 million in fiscal 2024. The Company did not repurchase any shares under the repurchase program in fiscal 2023, and the Company repurchased 2.3 million shares of our common stock for $96.0 million in fiscal 2022.

During the thirteen week period ended June 26, 2024, we repurchased shares as follows (in millions, except per share amounts, unless otherwise noted):

	Total Number of Shares Purchased[(1)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value that May Yet be Purchased Under the Program[(2)]
March 28, 2024 through May 1, 2024	0.003	$ 49.45	—	$ 183.0
May 2, 2024 through May 29, 2024	—	—	—	183.0
May 30, 2024 through June 26, 2024	—	—	—	$ 183.0
Total	0.003	$ 49.45	—	

[(1)]   These amounts include shares purchased as part of our publicly announced programs and shares owned and tendered by team members to satisfy tax withholding obligations on the vesting of restricted share awards, which are not deducted from shares available to be purchased under publicly announced programs. Shares owned and tendered by team members to satisfy tax withholding obligations were purchased at the average of the high and low prices of the Company's shares on the date of vesting. In the fourth quarter of fiscal 2024, 3,316 shares were tendered by team members at an average price of $49.45.

[(2)]   The final amount shown is as of June 26, 2024.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help you understand our Company, our operations and our current operating environment. For an understanding of the significant factors that influenced our performance, the MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes to Consolidated Financial Statements included in Part II, Item 8—Financial Statements and Supplementary Data of this report. Our MD&A consists of the following sections:

- **Overview -** a brief description of our business and a discussion on the external trends impacting our business;

- **Results of Operations -** an analysis of the Consolidated Statements of Comprehensive Income included in the Consolidated Financial Statements;

- **Liquidity and Capital Resources -** an analysis of cash flows, including capital expenditures, aggregate contractual obligations, financing activity, and known trends that may impact liquidity, including off-balance sheet arrangements; and

- **Critical Accounting Estimates -** a discussion of accounting policies that require critical judgments and estimates, including recent accounting pronouncements.

The following MD&A includes a discussion comparing our results in fiscal 2024 to fiscal 2023. For a discussion comparing our results from fiscal 2023 to fiscal 2022, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended June 28, 2023, filed with the SEC on August 23, 2023.

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States, and include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We have a 52 or 53 week fiscal year ending on the last Wednesday in June. We utilize a 13 week accounting period for quarterly reporting purposes, except in years containing 53 weeks when the fourth quarter contains 14 weeks. Fiscal 2024, Fiscal 2023 and Fiscal 2022 which ended on June 26, 2024, June 28, 2023 and June 29, 2022 respectively, each contained 52 weeks. All amounts within the MD&A are presented in millions unless otherwise specified.

OVERVIEW

The Company is principally engaged in the ownership, operation, development, and franchising of the Chili's® Grill & Bar ("Chili's") and Maggiano's Little Italy® ("Maggiano's") restaurant brands. Our two restaurant brands, Chili's and Maggiano's, are both operating segments and reporting units. Refer to Part I, Item 1—Business of this document for additional information about our business and operational strategies.

External Impacts to Our Operating Environment

During the recent years, our operating results were impacted by geopolitical and other macroeconomic events, leading to higher than usual inflation on wages and food and beverage costs. Geopolitical and other macroeconomic events have led, and in the future may lead to, wage inflation, staffing challenges, product cost inflation and/ disruptions in the supply chain that impact our restaurants' ability to obtain the products needed to support their operation. Such events could also negatively affect consumer spending potentially reducing guest traffic and/or reducing the average amount guests spend in our restaurants.

RESULTS OF OPERATIONS

The following table sets forth selected operating data:

	Fiscal Years Ended				
	June 26, 2024			June 28, 2023	
	Dollars	As a percentage[1]		Dollars	As a percentage[1]
Revenues					
Company sales	$ 4,371.1	99.0 %	$	4,093.2	99.0 %
Franchise revenues	44.0	1.0 %		40.0	1.0 %
Total revenues	4,415.1	100.0 %		4,133.2	100.0 %
Operating costs and expenses					
Food and beverage costs	1,107.6	25.3 %		1,146.3	28.0 %
Restaurant labor	1,467.3	33.6 %		1,389.3	34.0 %
Restaurant expenses	1,212.9	27.8 %		1,097.5	26.8 %
Depreciation and amortization	170.8	3.9 %		168.5	4.1 %
General and administrative	183.7	4.2 %		154.5	3.7 %
Other (gains) and charges	43.2	1.0 %		32.7	0.8 %
Total operating costs and expenses	4,185.5	94.8 %		3,988.8	96.5 %
Operating income	229.6	5.2 %		144.4	3.5 %
Interest expenses	65.0	1.5 %		54.9	1.3 %
Other income, net	(0.3)	0.0 %		(1.3)	0.0 %
Income before income taxes	164.9	3.7 %		90.8	2.2 %
Provision (benefit) for income taxes	9.6	0.2 %		(11.8)	(0.3) %
Net income	$ 155.3	3.5 %	$	102.6	2.5 %

[1]   Food and beverage costs, Restaurant labor and Restaurant expenses are calculated based on a percentage of Company sales. All others are calculated as a percentage of Total revenues.

Revenues

Revenues are presented in two separate captions in the Consolidated Statements of Comprehensive Income to provide more clarity around Company-owned restaurant revenues and operating expenses trends:

- Company sales include revenues generated by the operation of Company-owned restaurants including food and beverage sales, net of discounts, Maggiano's banquet service charge income, gift card breakage, delivery, digital entertainment revenues, merchandise income and are net of gift card discount costs from third-party gift card sales.

- Franchise revenues include royalties, franchise advertising fees, franchise and development fees and gift card equalization.

The following is a summary of the change in Total revenues:

| | Total Revenues | | | | |
	Chili's		Maggiano's		Total Revenues
Fiscal year ended June 28, 2023	$	3,646.1	$	487.1	$	4,133.2
Change from:					
Comparable restaurant sales[(1)]		264.2		16.4		280.6
Restaurant openings		45.8		—		45.8
Restaurant acquisitions		0.6		—		0.6
Gift card discounts		0.4		0.2		0.6
Maggiano's banquet income		—		0.2		0.2
Delivery service fee income		(0.5)		0.4		(0.1)
Merchandise income		(0.1)		(0.1)		(0.2)
Digital entertainment revenues		(0.4)		—		(0.4)
Gift card breakage[(2)]		(4.7)		(0.7)		(5.4)
Restaurant closures		(36.0)		(7.8)		(43.8)
Company sales		269.3		8.6		277.9
Franchise revenues[(3)]		3.9		0.1		4.0
Fiscal year ended June 26, 2024	$	3,919.3	$	495.8	$	4,415.1

[(1)] Comparable restaurant sales increased due to menu price increases and favorable menu item mix, partially offset by lower traffic.

[(2)] Gift card breakage decreased primarily due to a change in estimate related to a higher forecasted gift card redemption rates.

[(3)] Franchise revenues increased primarily due to higher franchise advertising fees. Our Chili's and Maggiano's franchisees generated sales of approximately $856.2 million and $11.8 million respectively in fiscal 2024 compared to $876.0 million and $10.6 million respectively in fiscal 2023.

The table below presents the percentage change in comparable restaurant sales and restaurant capacity for fiscal 2024 compared to fiscal 2023:

	Comparable Sales[1]	Price Impact	Mix-Shift Impact[2]	Traffic Impact	Restaurant Capacity[3]
Company-owned	7.0 %	7.6 %	0.6 %	(1.2) %	(0.6) %
Chili's	7.4 %	7.4 %	0.6 %	(0.6) %	(0.6) %
Maggiano's	3.5 %	9.4 %	0.6 %	(6.5) %	(1.8) %
Franchise[4]	1.2 %				
U.S.	7.1 %				
International	(2.0) %				
Chili's domestic[5]	7.4 %				
System-wide[6]	6.1 %				

[1] Comparable Restaurant Sales include all restaurants that have been in operation for more than 18 full months. Restaurants temporarily closed 14 days or more are excluded from Comparable Restaurant Sales. Percentage amounts are calculated based on the comparable periods year-over-year.

[2] Mix-Shift is calculated as the year-over-year percentage change in Company sales resulting from the change in menu items ordered by guests.

[3] Restaurant Capacity is measured by sales weeks and is calculated based on comparable periods year-over-year. No adjustments have been made to capacity for temporary closures.

[4] Franchise sales generated by franchisees are not included in Total revenues in the Consolidated Statements of Comprehensive Income; however, we generate royalty revenues and advertising fees based on franchisee revenues, where applicable. We believe presenting Franchise Comparable Restaurant Sales provides investors relevant information regarding total brand performance.

[5] Chili's domestic Comparable Restaurant Sales percentages are derived from sales generated by Company-owned and franchise-operated Chili's restaurants in the United States.

[6] System-wide Comparable Restaurant Sales are derived from sales generated by Chili's and Maggiano's Company-owned and franchise-operated restaurants.

Costs and Expenses

The following is a summary of the changes in Costs and Expenses:

	Fiscal Years Ended						Favorable (Unfavorable) Variance		
	June 26, 2024			June 28, 2023					
	Dollars		% of Company Sales	Dollars		% of Company Sales	Dollars		% of Company Sales
Food and beverage costs	$	1,107.6	25.3 %	$	1,146.3	28.0 %	$	38.7	2.7 %
Restaurant labor		1,467.3	33.6 %		1,389.3	34.0 %		(78.0)	0.4 %
Restaurant expenses		1,212.9	27.8 %		1,097.5	26.8 %		(115.4)	(1.0) %
Depreciation and amortization		170.8			168.5			(2.3)	
General and administrative		183.7			154.5			(29.2)	
Other (gains) and charges		43.2			32.7			(10.5)	
Interest expenses		65.0			54.9			(10.1)	
Other income, net		(0.3)			(1.3)			(1.0)	

As a percentage of Company sales:

- *Food and beverage costs* were favorable 2.7%, due to 2.1% from increased menu pricing, 0.4% of favorable commodity costs driven by lower poultry and meat costs, and 0.2% of favorable menu item mix.

- *Restaurant labor* was favorable 0.4%, due to 1.9% of sales leverage and 0.3% of lower other restaurant labor costs, partially offset by 1.1% of higher hourly labor driven by both wage rates and staffing levels, 0.4% of increased manager salaries, and 0.3% of higher manager bonus expense.

- *Restaurant expenses* were unfavorable 1.0%, due to 1.7% of higher advertising, 0.7% of higher repairs and maintenance, 0.2% of higher workers' compensation and general liability insurance, and 0.5% of higher other restaurant expenses, partially offset by 1.3% of sales leverage and 0.8% of lower delivery fees and to-go supplies.

Depreciation and amortization increased $2.3 million as follows:

	Depreciation and Amortization
Fiscal year ended June 28, 2023	$ 168.5
Change from:	
Additions for existing and new restaurant assets	26.3
Corporate assets	2.7
Finance leases	(5.5)
Retirements and fully depreciated restaurant assets	(21.2)
Fiscal year ended June 26, 2024	$ 170.8

General and administrative expenses increased $29.2 million as follows:

	General and Administrative
Fiscal year ended June 28, 2023	$ 154.5
Change from:	
Performance-based compensation[1]	13.0
Stock-based compensation[2]	11.7
Payroll expenses	2.5
Corporate technology initiatives	1.8
Recruiting	(1.6)
Other	1.8
Fiscal year ended June 26, 2024	$ 183.7

[1]   Performance-based compensation increased in fiscal 2024 due to higher business performance compared to targets in the current fiscal year.

[2]   Stock-based compensation increased primarily due to an increase in expense related to the fiscal 2023 performance share grant, as business performance is expected to exceed the plan target. Additionally, incremental expenses were incurred in fiscal 2024 related to the fiscal 2022 performance share grant as business performance above expectations resulted in achievement of the minimum performance target for the grant. The cumulative expense for this grant was reversed in fiscal 2023 based on forecasted business performance being well below the minimum target.

Other (gains) and charges consisted of the following (for further details refer to Note 13—Other Gains and Charges):

	Fiscal Years Ended	
	June 26, 2024	June 28, 2023
Enterprise system implementation costs	$ 14.0	$ 4.7
Restaurant level impairment charges	12.3	12.1
Restaurant closure asset write-offs and charges	10.1	8.3
Litigation & claims, net	6.6	2.5
Lease contingencies	0.8	2.0
Severance	0.5	3.7
Remodel-related asset write-offs	0.5	1.1
Gain on sale of assets, net	(2.7)	(3.7)
Other	1.1	2.0
	$ 43.2	$ 32.7

Interest expenses increased $10.1 million primarily due to a higher interest rate on the 8.250% notes issued on June 27, 2023, compared to the interest rate on the 3.875% notes which matured and were repaid on May 15, 2023, partially offset by the lower average revolver balance during fiscal 2024.

Income Taxes

	Fiscal Years Ended	
	June 26, 2024	June 28, 2023
Effective income tax rate	5.8%	(13.0)%

The change in the effective income tax rate from fiscal 2023 to fiscal 2024 is primarily due to higher Income before income taxes and the resulting deleverage of the FICA tip tax credit, which did not change significantly in fiscal 2024 compared to fiscal 2023. Refer to Note 9—Income Taxes for more information.

Segment Results

Chili's Segment

	Fiscal Years Ended		Favorable (Unfavorable) Variance	
	June 26, 2024	June 28, 2023	Dollars	%
Company sales	$ 3,876.0	$ 3,606.7	$ 269.3	7.5 %
Franchise revenues	43.3	39.4	3.9	9.9%
Total revenues	$ 3,919.3	$ 3,646.1	$ 273.2	7.5 %

Chili's Total revenues increased 7.5% primarily due to favorable comparable restaurant sales driven by increased menu pricing and favorable menu item mix, partially offset by lower traffic. Refer to the "Revenues" section above for further details about Chili's revenues changes.

The following is a summary of the changes in Chili's operating costs and expenses:

	Fiscal Years Ended				Favorable (Unfavorable) Variance	
	June 26, 2024		June 28, 2023			
	Dollars	% of Company Sales	Dollars	% of Company Sales	Dollars	% of Company Sales
Food and beverage costs	$ 990.7	25.5%	$1,022.9	28.3 %	$ 32.2	2.8 %
Restaurant labor	1,309.0	33.8 %	1,232.3	34.2 %	(76.7)	0.4 %
Restaurant expenses	1,073.2	27.7 %	966.2	26.8 %	(107.0)	(0.9) %
Depreciation and amortization	147.7		145.3		(2.4)	
General and administrative	42.8		35.5		(7.3)	
Other (gains) and charges	26.9		22.0		(4.9)	

As a percentage of Company sales:

- Chili's Food and beverage costs were favorable 2.8%, due to 2.2% from increased menu pricing, 0.4% of lower commodity costs driven by poultry and meat, and 0.2% of favorable menu item mix.

- Chili's Restaurant labor was favorable 0.4%, due to 2.2% of sales leverage and 0.3% of lower other restaurant labor costs, partially offset by 1.3% of higher restaurant hourly labor driven by both wage rates and staffing levels and 0.5% of higher manager salaries and 0.3% of higher manager bonus expenses.

- Chili's Restaurant expenses were unfavorable 0.9%, due to 2.0% of higher advertising, 0.7% of higher repairs and maintenance, 0.2% of higher workers' compensation and general liability insurance, and 0.2% of higher other restaurant expense, partially offset by 1.4% of sales leverage and 0.8% of lower delivery fees and to-go supplies.

Chili's Depreciation and amortization increased $2.4 million as follows:

	Depreciation and Amortization
Fiscal year ended June 28, 2023	$ 145.3
Change from:	
Additions for new and existing restaurant assets	23.2
Finance leases	(5.5)
Retirements and fully depreciated restaurant assets	(15.6)
Other	0.3
Fiscal year ended June 26, 2024	$ 147.7

Chili's General and administrative increased $7.3 million as follows:

	General and Administrative
Fiscal year ended June 28, 2023	$ 35.5
Change from:	
Performance-based compensation[1]	3.6
Stock-based compensation	1.9
Defined contribution plan employer expenses and other benefits	1.7
Payroll expenses	0.8
Recruiting	(1.0)
Other	0.3
Fiscal year ended June 26, 2024	$ 42.8

[1] Performance-based compensation increased in fiscal 2024 due to higher business performance compared to targets in the current fiscal year.

Chili's Other (gains) and charges consisted of the following (for further details, refer to Note 13—Other Gains and Charges):

	Fiscal Years Ended	
	June 26, 2024	June 28, 2023
Restaurant level impairment charges	$ 11.9	$ 12.1
Restaurant closure asset write-offs and charges	10.1	7.3
Litigation & claims, net	6.2	2.0
Remodel-related asset write-offs	—	1.1
Severance	0.1	1.9
Gain on sale of assets, net	(2.6)	(3.7)
Other	1.2	1.3
	$ 26.9	$ 22.0

Maggiano's Segment

	Fiscal Years Ended		Favorable (Unfavorable) Variance	
	June 26, 2024	June 28, 2023	Dollars	%
Company sales	$ 495.1	$ 486.5	$8.6	1.8 %
Franchise revenues	0.7	0.6	0.1	16.7 %
Total revenues	$ 495.8	$ 487.1	$ 8.7	1.8 %

Maggiano's Total revenues increased 1.8% primarily due to favorable comparable restaurant sales driven by increased menu pricing partially offset by lower traffic. Refer to the "Revenues" section above for further details about Maggiano's revenues changes.

The following is a summary of the changes in Maggiano's operating costs and expenses:

	Fiscal Years Ended				Favorable (Unfavorable) Variance	
	June 26, 2024		June 28, 2023			
	Dollars	% of Company Sales	Dollars	% of Company Sales	Dollars	% of Company Sales
Food and beverage costs	$ 116.9	23.6 %	$ 123.4	25.3 %	$ 6.5	1.7 %
Restaurant labor	158.3	32.0 %	157.0	32.3 %	(1.3)	0.3 %
Restaurant expenses	139.2	28.1 %	130.4	26.8 %	(8.8)	(1.3) %
Depreciation and amortization	13.1		13.0		(0.1)	
General and administrative	10.2		7.8		(2.4)	
Other (gains) and charges	0.6		1.4		0.8	

As a percentage of Company sales:

- Maggiano's Food and beverage costs were favorable 1.7%, due to 1.7% from increased menu pricing and 0.2% of favorable commodity pricing partially offset by 0.2% of unfavorable menu item mix.

- Maggiano's Restaurant labor was favorable 0.3%, due to 0.4% of sales leverage and 0.1% of lower other restaurant labor costs, partially offset by 0.2% of higher manager bonus.

- Maggiano's Restaurant expenses were unfavorable 1.3%, due to 0.8% of higher repairs and maintenance, 0.4% of higher supplies, 0.2% of higher workers' compensation and general liability insurance, 0.2% of higher advertising, and 0.4% of higher other restaurant expenses partially offset by 0.4% of sales leverage and 0.3% of lower delivery fees and to-go supplies.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are disclosed in Note 1—Nature of Operations and Summary of Significant Accounting Policies in Part II, Item 8—Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements. The following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results, and that require significant judgment.

Gift Card Revenues Recognition

Proceeds from the sale of gift cards are recorded as deferred revenues and recognized as revenues when the gift cards are redeemed by the holders. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed and is estimated based on our historical gift card redemption patterns and actuarial estimates. Breakage revenues are recognized proportionate to the pattern of related gift card redemptions. We recognize breakage income in Franchise revenues in the Consolidated Statements of Comprehensive Income.

We update our breakage rate estimate periodically and, if necessary, adjust the deferred revenues balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded. Changing our breakage-rate assumption used to record breakage attributable to gift cards sold in fiscal 2024 by 50 basis points would result in an impact to the Consolidated Statements of Comprehensive Income of approximately $0.6 million on the current year.

Valuation of Long-Lived Assets

We review the carrying amount of property, equipment and lease assets on an annual basis or more often if events or circumstances indicate that the carrying amount may not be recoverable. The impairment test is a two-step process. Step one includes comparing the operating cash flows of each restaurant (asset group) over its remaining service life to the carrying value of the asset group. If the cash flows exceed the carrying value, then the asset group is not impaired, and no further evaluation is required. If the carrying value of the asset group exceeds its cash flows, impairment may exist and performing step two is necessary to determine the impairment loss. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value of the asset group. We determine fair value based on discounted projected future operating cash flows of each restaurant over its remaining service life using a risk adjusted discount rate. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.

Effect of New Accounting Standards

The impact of new accounting pronouncements can be found at Note 1—Nature of Operations and Summary of Significant Accounting Policies in Part II, Item 8—Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are net cash provided by operating activities and borrowings if any, under our $900.0 million revolving credit facility as further discussed below. Our main requirements for liquidity are to support our working capital, capital expenditures for new and existing restaurants, obligations under our operating leases, and interest payments on our debt. Our operations have typically not required significant working capital. Substantially all of our sales are tendered in cash and cash equivalents, which are received before related trade payables for food and beverage products, supplies, labor and services become due.

Changes in our cash flows from operating, investing and financing activities during fiscal 2024 compared to fiscal 2023 are outlined below.

Cash Flows from Operating Activities

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 26, 2024	June 28, 2023	
Net cash provided by operating activities	$ 421.9	$ 256.3	$ 165.6

Net cash provided by operating activities increased due to an increase in operating income and the timing of other operational receipts and payments, partially offset by an increase in the payment of income taxes in the current year.

Cash Flows from Investing Activities

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 26, 2024	June 28, 2023	
Net cash used in investing activities	$ (192.2)	$ (174.2)	$ (18.0)

Net cash used in investing activities increased compared to the prior year. Increased spend on Chili's capital maintenance, new equipment purchases and Maggiano's remodels were partially offset by decreased spend on Chili's remodels and construction of new restaurants.

Cash Flows from Financing Activities

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 26, 2024	June 28, 2023	
Net cash used in financing activities	$ (180.2)	$ (80.5)	$ (99.7)

Net cash used in financing activities increased primarily due to $161.3 million of net repayment activity in fiscal 2024 compared to $110.0 million of net repayment activity in fiscal 2023 on the revolving credit facility. Additionally in fiscal 2023, proceeds from issuance of the $350.0 million 8.250% notes were partially offset by the payoff of the $300.0 million 3.875% notes.

Debt

On June 27, 2023, we issued $350.0 million of 8.250% senior notes due July 15, 2030. The 2030 Notes require semi-annual interest payments in arrears, on each January 15 and July 15.

Our $900.0 million revolving credit facility, as amended, matures on August 18, 2026 and bears interest at a rate of SOFR plus an applicable margin of 1.60% to 2.35% and an undrawn commitment fee of 0.25% to 0.35%, both based on a function of our debt-to-cash-flow ratio. As of June 26, 2024, there was $900.0 million of borrowing capacity under the revolving credit facility.

On October 1, 2024, our $350.0 million of 5.000% senior notes will mature. As a result of our intent and ability to refinance these notes through our existing revolving credit facility, the notes are classified as long-term debt in the Consolidated Balance Sheets on June 26, 2024.

As of June 26, 2024, we were in compliance with our covenants pursuant to the $900.0 million revolving credit facility and under the terms of the indentures governing our 5.000% and 8.250% notes. Refer to Note 7 - Debt within Part II, Item 8 - Financial Statements and Supplementary Data for further information about our notes and revolving credit facility.

Share Repurchase Program

Our Board of Directors approved a $300.0 million share repurchase program in August 2021. Our share repurchase program is used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. The Company repurchased 0.7 million shares of our common stock for $21.0 million in fiscal 2024. The Company did not repurchase any shares under the repurchase program in fiscal 2023. On June 26, 2024, we had $183.0 million of authorized repurchases remaining under the share repurchase program.

Dividend Program

There were no dividends declared in fiscal 2024 or fiscal 2023. The Company's decision to pay dividends in the future is at the discretion of the Board of Directors and will be dependent on our operating performance, financial condition, capital expenditure requirements, limitations on cash distributions pursuant to the terms and conditions of our revolving credit facility and applicable law, and such other factors that the Board of Directors considers relevant.

Cash Flow Outlook

As a result of uncertainties in the near-term macro environment, including supply chain challenges, and commodity and labor inflation, we continue to focus on cash flow generation and maintaining a solid and flexible financial position to execute our long-term strategy of investing in our business. We continue to monitor the macro environment and will adjust our overall approach to capital allocation, including share repurchases, as events and macroeconomic trends unfolds.

Based on the current level of operations, we believe that our current cash and cash equivalents, coupled with cash generated from operations and availability under our existing revolving credit facility will be adequate to meet our capital expenditure and working capital needs for at least the next twelve months, including the repayment of current debt obligations.

Future Commitments and Contractual Obligations

Payments due under our contractual obligations for outstanding indebtedness, leases and purchase obligations as of June 26, 2024 are as follows:

	Payments Due by Period				
	Less than 1 Year	**1-3 Years**	**3-5 Years**	**More than 5 Years**	**Total**
Long-term debt[1]	$ 350.0	$ —	$ —	$ 350.0	$ 700.0
Interest[2]	55.6	85.8	57.8	43.3	242.5
Finance leases[3]	19.8	45.7	31.3	33.4	130.2
Operating leases[3]	180.7	332.4	267.9	917.0	1,698.0
Purchase obligations[4]	33.4	49.7	8.5	—	91.6

[1]   Long-term debt consists of principal amounts owed on the 5.000% and 8.250% notes and the revolving credit facility. The $350.0 million 5.000% notes mature on October 1, 2024, and the $350.0 million 8.250% notes mature on July 15, 2030. As of June 26, 2024, there was no outstanding balance on the $900.0 million credit facility.

[2]   Interest consists of remaining interest payments on the 5.000% and 8.250% fixed rate notes totaling $196.5 million and remaining interest payments on the variable rate revolver totaling $46.0 million. We have assumed that there will be no outstanding balance on the revolver until October 1, 2024 when the 5.000% notes will be paid using availability under the revolver, increasing the outstanding balance to $350.0 million until the maturity date of August 18, 2026 using our variable interest rate of 6.94% as of June 26, 2024.

[3]   Finance leases and Operating leases total future lease payments represent the contractual obligations due under the lease agreements, including cancellable option periods where we are reasonably assured to exercise the options.

[4]   Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages, software and professional services contracts, as well as non-cancellable insurance premiums, and exclude agreements that are cancellable without significant penalty.

Off -Balance Sheet Arrangements

We have entered into certain pre-commencement leases as disclosed in Note 6 - Leases and have obligations for guarantees on certain lease agreements and letters of credit as disclosed in Note 8 - Commitments and Contingencies included within Part II, Item 8 - Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

Interest Rate Risk

The terms of our revolving credit facility require us to pay interest on outstanding borrowings at SOFR plus an applicable margin based on a function of our debt-to-cash-flow ratio. As of June 26, 2024, there were no outstanding borrowings under the revolving credit facility which is our only debt instrument with a variable interest rate.

Commodity Price Risk

We purchase food and other commodities for use in our operations based on market prices established with our suppliers. While our purchasing commitments partially mitigate the risk of such fluctuations, there is no assurance that supply and demand factors such as disease, inclement weather or recent geopolitical unrest, will not cause the prices of the commodities used in our restaurant operations to fluctuate. The aggregate impact of these and other factors contributed to cost inflation in recent years. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BRINKER INTERNATIONAL, INC.
Consolidated Financial Statements
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Brinker International, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (the Company) as of June 26, 2024 and June 28, 2023, the related consolidated statements of comprehensive income, shareholders' deficit, and cash flows for each of the years in the three-year period ended June 26, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 26, 2024 and June 28, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended June 26, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 26, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 21, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of gift card breakage revenue

As discussed in Notes 1 and 2 to the consolidated financial statements, gift card breakage revenue represents the monetary value associated with outstanding gift card balances that will not be redeemed. The Company estimates this amount based on the historical gift card redemption patterns and recognizes the estimated breakage as revenue in proportion to the pattern of related gift card redemptions. The gift card breakage revenue recognized for the year ended June 26, 2024 was $11.1 million.

We identified the assessment of gift card breakage revenue as a critical audit matter. Subjective auditor judgment was required to evaluate the Company's assessment of the trends in historical and expected future redemption patterns as well as the actuarial models utilized to update the breakage rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's gift card breakage revenue process. This included controls related to the Company's estimation of the breakage rate, review of the actuarial models used, and the timing of breakage revenue recognition. We assessed breakage revenue by comparing the Company's estimated breakage rate to rates derived from historical redemption data. We evaluated the timing of breakage revenue recognition by analyzing historical redemption patterns and assessing the volume of redemptions subsequent to the period of breakage revenue recognition. We also involved actuarial professionals with specialized skills and knowledge, who assisted in assessing the reasonableness of the actuarial models by comparing them to generally accepted actuarial standards.


/s/ KPMG LLP


We have served as the Company's auditor since 1984.

Dallas, Texas

August 21, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Brinker International, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Brinker International, Inc. and subsidiaries' (the Company) internal control over financial reporting as of June 26, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 26, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 26, 2024 and June 28, 2023, the related consolidated statements of comprehensive income, shareholders' deficit, and cash flows for each of the years in the three-year period ended June 26, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated August 21, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas

August 21, 2024

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 26, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of June 26, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Comprehensive Income
(In millions, except per share amounts)

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Revenues			
Company sales	$ 4,371.1	$ 4,093.2	$ 3,764.5
Franchise revenues	44.0	40.0	39.6
Total revenues	4,415.1	4,133.2	3,804.1
Operating costs and expenses			
Food and beverage costs	1,107.6	1,146.3	1,048.5
Restaurant labor	1,467.3	1,389.3	1,288.1
Restaurant expenses	1,212.9	1,097.5	968.3
Depreciation and amortization	170.8	168.5	164.4
General and administrative	183.7	154.5	144.1
Other (gains) and charges	43.2	32.7	31.2
Total operating costs and expenses	4,185.5	3,988.8	3,644.6
Operating income	229.6	144.4	159.5
Interest expenses	65.0	54.9	46.1
Other income, net	(0.3)	(1.3)	(1.8)
Income before income taxes	164.9	90.8	115.2
Provision (benefit) for income taxes	9.6	(11.8)	(2.4)
Net income	$ 155.3	$ 102.6	$ 117.6
Basic net income per share	$ 3.49	$ 2.33	$ 2.62
Diluted net income per share	$ 3.40	$ 2.28	$ 2.58
Basic weighted average shares outstanding	44.4	44.1	44.8
Diluted weighted average shares outstanding	45.7	45.0	45.6
Other comprehensive loss			
Foreign currency translation adjustment	$ (0.3)	$ (0.7)	$ (0.6)
Other comprehensive loss	(0.3)	(0.7)	(0.6)
Comprehensive income	$ 155.0	$ 101.9	$ 117.0

See accompanying Notes to Consolidated Financial Statements

BRINKER INTERNATIONAL, INC.
Consolidated Balance Sheets
(In millions, except per share amounts)

	June 26, 2024	June 28, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 64.6	$ 15.1
Accounts receivable, net	60.6	60.9
Inventories	34.5	34.5
Restaurant supplies	53.8	55.6
Prepaid expenses	20.6	17.2
Total current assets	234.1	183.3
Property and equipment, at cost		
Land	41.6	42.4
Buildings and leasehold improvements	1,670.2	1,635.7
Furniture and equipment	830.6	765.8
Construction-in-progress	41.0	30.1
	2,583.4	2,474.0
Less accumulated depreciation and amortization	(1,703.7)	(1,665.7)
Net property and equipment	879.7	808.3
Other assets		
Operating lease assets	1,095.2	1,134.9
Goodwill	194.8	195.0
Deferred income taxes, net	113.9	93.4
Intangibles, net	19.9	23.9
Other	55.5	48.2
Total other assets	1,479.3	1,495.4
Total assets	$ 2,593.1	$ 2,487.0
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable	$ 160.6	$ 125.7
Gift card liability	64.8	73.0
Accrued payroll	130.8	106.1
Operating lease liabilities	114.1	112.4
Other accrued liabilities	144.7	116.3
Income taxes payable	7.3	2.4
Total current liabilities	622.3	535.9
Long-term debt and finance leases, less current installments	786.3	912.2
Long-term operating lease liabilities, less current portion	1,084.5	1,125.8
Other liabilities	60.6	57.4
Commitments and contingencies (Note 8)		
Shareholders' equity (deficit)		
Common stock (250.0 million authorized shares; $0.10 par value; 60.3 million shares issued and 45.0 million shares outstanding at June 26, 2024, and 60.3 million shares issued and 44.6 million shares outstanding at June 28, 2023)	6.0	6.0
Additional paid-in capital	707.8	690.0
Accumulated other comprehensive loss	(6.3)	(6.0)
Accumulated deficit	(196.6)	(351.9)
Treasury stock, at cost (15.3 million shares at June 26, 2024, and 15.7 million shares at June 28, 2023)	(471.5)	(482.4)
Total shareholders' equity (deficit)	39.4	(144.3)
Total liabilities and shareholders' equity (deficit)	$ 2,593.1	$ 2,487.0

See accompanying Notes to Consolidated Financial Statements

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Cash Flows
(In millions)

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Cash flows from operating activities			
Net income	$ 155.3	$ 102.6	$ 117.6
Adjustments to reconcile Net income to Net cash provided by operating activities:			
Depreciation and amortization	170.8	168.5	164.4
Deferred income taxes, net	(20.6)	(30.9)	(11.7)
Non-cash other (gains) and charges	28.7	24.0	20.3
Stock-based compensation	25.9	14.4	18.6
Net loss on disposal of assets	3.5	2.7	3.4
Other	2.8	1.8	3.0
Changes in assets and liabilities:			
Accounts receivable, net	(0.6)	0.7	3.4
Inventories	(0.5)	0.0	(5.5)
Restaurant supplies	(1.0)	(1.1)	(1.6)
Prepaid expenses	(12.3)	(20.6)	(12.2)
Income taxes	4.0	8.0	14.4
Operating lease assets, net of liabilities	(4.0)	(2.8)	3.4
Other assets	(0.4)	0.0	0.0
Accounts payable	30.8	(5.8)	0.2
Gift card liability	(8.2)	(10.9)	(23.3)
Accrued payroll	24.7	(5.3)	(11.5)
Other accrued liabilities	21.7	10.0	(2.0)
Other liabilities	1.3	1.0	(28.7)
Net cash provided by operating activities	421.9	256.3	252.2
Cash flows from investing activities			
Payments for property and equipment	(198.9)	(184.9)	(150.3)
Payments for franchise restaurant acquisitions	—	—	(106.6)
Proceeds from sale leaseback transactions, net of related expenses	—	—	20.5
Proceeds from note receivable	1.3	4.5	2.1
Proceeds from sale of assets	4.7	5.5	0.1
Insurance recoveries	0.7	0.7	—
Net cash used in investing activities	(192.2)	(174.2)	(234.2)
Cash flows from financing activities			
Borrowings on revolving credit facility	389.0	765.0	720.5
Payments on revolving credit facility	(550.3)	(875.0)	(620.5)
Proceeds from issuance of long-term debt	—	350.0	—
Payments on long-term debt	(20.1)	(322.1)	(23.7)
Purchases of treasury stock	(25.8)	(5.0)	(100.9)
Proceeds from issuance of treasury stock	27.9	12.5	0.4
Payments for debt issuance costs	(0.7)	(5.3)	(3.1)
Payments of dividends	(0.2)	(0.6)	(1.1)
Net cash used in financing activities	(180.2)	(80.5)	(28.4)
Net change in cash and cash equivalents	49.5	1.6	(10.4)
Cash and cash equivalents at beginning of period	15.1	13.5	23.9
Cash and cash equivalents at end of period	$ 64.6	$ 15.1	$ 13.5
Supplemental disclosure of cash flow information:			
Income taxes paid (refunds received), net	$ 26.1	$ 12.4	$ (4.7)
Interest paid, net of amounts capitalized	50.3	51.0	41.0
Accrued capital expenditures	16.5	11.3	15.2

See accompanying Notes to Consolidated Financial Statements

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Shareholders' Equity (Deficit)
(In millions)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total
	Shares	Amount					
Balances at June 30, 2021	45.9	$ 7.0	$ 685.4	$ (266.1)	$ (724.9)	$ (4.7)	$ (303.3)
Net income	—	—	—	117.6	—	—	117.6
Other comprehensive loss	—	—	—	—	—	(0.6)	(0.6)
Dividends	—	—	—	0.1	—	—	0.1
Stock-based compensation	—	—	18.6	—	—	—	18.6
Purchases of treasury stock	(2.4)	—	(2.0)	—	(98.9)	—	(100.9)
Issuances of treasury stock	0.3	—	(11.1)	—	11.5	—	0.4
Balances at June 29, 2022	43.8	7.0	690.9	(148.4)	(812.3)	(5.3)	(268.1)
Net income	—	—	—	102.6	—	—	102.6
Other comprehensive loss	—	—	—	—	—	(0.7)	(0.7)
Dividends	—	—	—	0.0	—	—	0.0
Stock-based compensation	—	—	14.4	—	—	—	14.4
Purchases of treasury stock	(0.1)	—	(0.4)	—	(4.6)	—	(5.0)
Issuances of treasury stock	0.9	—	(14.9)	—	27.4	—	12.5
Retirement of stock	—	(1.0)	—	(306.1)	307.1	—	—
Balances at June 28, 2023	44.6	6.0	690.0	(351.9)	(482.4)	(6.0)	(144.3)
Net income	—	—	—	155.3	—	—	155.3
Other comprehensive loss	—	—	—	—	—	(0.3)	(0.3)
Dividends	—	—	—	0.0	—	—	0.0
Stock-based compensation	—	—	25.9	—	—	—	25.9
Purchases of treasury stock	(0.8)	—	(0.5)	—	(25.3)	—	(25.8)
Issuances of treasury stock	1.2	—	(7.6)	—	36.2	—	28.6
Balances at June 26, 2024	45.0	$ 6.0	$ 707.8	$ (196.6)	$ (471.5)	$ (6.3)	$ 39.4

BRINKER INTERNATIONAL, INC.
Notes to Consolidated Financial Statements
Footnote Index

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is principally engaged in the ownership, operation, development and franchising of the Chili's® Grill & Bar ("Chili's") and Maggiano's Little Italy® ("Maggiano's") restaurant brands. As of June 26, 2024, we owned, operated or franchised 1,614 restaurants, consisting of 1,171 Company-owned restaurants and 443 franchised restaurants, located in the United States, 27 other countries and two United States territories.

Basis of Presentation

Principles of Consolidation - The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"), and include the accounts of Brinker International, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. All amounts within the Notes to Consolidated Financial Statements are presented in millions unless otherwise specified.

Fiscal Year - We have a 52 or 53 week fiscal year ending on the last Wednesday in June. We utilize a 13 week accounting period for quarterly reporting purposes, except in years containing 53 weeks when the fourth quarter contains 14 weeks. Fiscal 2024, Fiscal 2023 and Fiscal 2022 which ended on June 26, 2024, June 28, 2023 and June 29, 2022 respectively, each contained 52 weeks.

Reclassifications - Beginning in fiscal 2023, we are presenting certain revenue streams related to gift cards, digital entertainment, Maggiano's banquet service charges and delivery fees within Company sales to better align with the presentation used within the casual dining industry. Our presentation of Franchise revenues will now include only revenues related to the ongoing franchise-operated restaurants. Comparative figures in prior years have been adjusted to conform to the current year's presentation. These reclassifications have no effect on Total revenues or Net income previously reported.

Use of Estimates - The preparation of the Consolidated Financial Statements is in conformity with GAAP and requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and costs and expenses in the reporting periods. Actual results could differ from those estimates.

Significant Accounting Policies

Cash and Cash Equivalents - Our policy is to invest cash in excess of operating requirements in income-producing investments. Income-producing investments with original maturities of three months or less are reflected as cash equivalents.

Accounts Receivable - Accounts receivable, net of the allowance for credit losses, represents the estimated net realizable value. Our primary accounts receivables are due from third-party gift card sales, vendor rebates, restaurant sales made with credit cards and franchisees. Provisions for credit losses are recorded based on management's judgment regarding our ability to collect as well as the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

Inventories - Inventories consist of food, beverages and supplies and are valued at the lower of cost (using the first-in, first-out method) or net realizable value.

Cloud-Based Computing Arrangements - The Company defers application development stage costs for cloud-based computing arrangements and amortizes those costs over the related service (subscription) agreement. The current and long term portion is included in Prepaid expenses and Other assets in the Consolidated Balance Sheets, respectively.

Fair Value Measurements - Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date under market conditions. Fair value measurements are categorized in three levels based on the types of significant inputs used, as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs available at measurement date other than quote prices included in Level 1
Level 3	Unobservable inputs that cannot be corroborated by observable market data

Property and Equipment - Property and equipment is recorded at cost and depreciated using the straight-line method over the lesser of the remaining term of the lease, including certain renewal options, or the estimated useful lives of the assets. Typical useful lives of our Buildings and leasehold improvements range from 5 to 20 years, and Furniture and equipment range from 3 to 7 years.

Depreciation expenses related to property and equipment for the fiscal years ended June 26, 2024, June 28, 2023, and June 29, 2022, of $167.9 million, $165.3 million, and $161.3 million, respectively, were recorded in Depreciation and amortization in the Consolidated Statements of Comprehensive Income. Routine repair and maintenance costs are expensed when incurred. Major replacements and improvements are capitalized.

We review the carrying amount of property and equipment on an annual basis or when events or circumstances indicate that the carrying amount may not be recoverable. We have determined the restaurant level is the lowest level of identifiable cash flows. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk that is considered Level 3 (refer to Fair Value Measurements policy above for definition of levels). Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income.

Leases - We recognize, on the balance sheet, the lease assets and related lease liabilities for the rights and obligations created at lease commencement by operating and finance leases with lease terms of more than 12 months. The lease term commences on the date the lessor makes the underlying asset or assets available, irrespective of when lease payments begin under the contract. When determining the lease term at commencement, we consider both termination and renewal option periods available, and only include the period for which failure to renew the lease imposes a penalty on us in such an amount that renewal, or termination options, appear to be reasonably certain.

Our lease liability is generally based on the present value of the lease payments, consisting of fixed costs and certain rent escalations, using our incremental borrowing rate applicable to the lease term. The lease asset is generally based on the lease liability, adjusted for amounts related to other lease-related assets and liabilities. Our adjustments typically include prepaid rent, landlord contributions as a reduction to the asset and favorable or unfavorable lease purchase price adjustments.

The interest rates used in our lease contracts are not implicit. We have derived our incremental borrowing rate using the interest rate we would pay on our existing borrowings, adjusted for the effect of designating collateral and the lease terms using market data as well as publicly available data for instruments with similar characteristics. The reasonably certain lease term and incremental borrowing rate for each lease requires judgment by management and can impact the classification and accounting for a lease as operating or finance, as well as the value of the lease asset and lease liability.

Lease asset carrying amounts are assessed for impairment annually or when events or circumstances indicate that the carrying amount may not be recoverable, in accordance with our long-lived asset impairment policy. We monitor for events or changes in circumstances that require reassessment of lease classification. When a reassessment results in the re-measurement of a lease liability, a corresponding adjustment is made to the carrying amount of the lease asset.

Variable lease costs, consisting primarily of property taxes, maintenance expenses and contingent rent, are expensed as incurred in Restaurant expenses related to restaurant properties and General and administrative for our corporate headquarters in the Consolidated Statements of Comprehensive Income and are not included in lease liabilities in the Consolidated Balance Sheets. Contingent rent represents payment of variable lease obligations based on a percentage of sales, as defined by the terms of the applicable lease, for certain restaurant facilities and is recorded at the point in time we determine that it is probable that such sales levels will be achieved.

Operating lease expenses are recognized on a straight-line basis over the lease term in Restaurant expenses for restaurant properties and General and administrative for our corporate headquarters, in the Consolidated Statements of Comprehensive Income.

Finance lease expenses are recognized on a straight-line basis over the lesser of the useful life of the leased asset or the lease term and the expenses are recognized in Depreciation and amortization in the Consolidated Statements of Comprehensive Income. Interest on each finance lease liability is recorded to Interest expenses in the Consolidated Statements of Comprehensive Income.

Definite-Lived Intangible Assets - Definite-lived intangible assets primarily include the reacquired franchise rights resulting from our acquisitions and included in Intangibles, net in the Consolidated Balance Sheets. These assets are amortized using the straight-line method over the remaining term of the related franchise agreement. We determine the fair value of reacquired franchise rights based on discounted projected future operating cash flows of the restaurants associated with these franchise rights. We review the carrying amount annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income.

Indefinite-Lived Intangible Assets - The costs of obtaining non-transferable liquor licenses from local government agencies are expensed over the specified term of the license to Restaurant expenses in the Consolidated Statements of Comprehensive Income. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in Intangibles, net in the Consolidated Balance Sheets.

Transferable liquor licenses are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment charges are recognized based on the excess of carrying value over fair value. We determine fair value based on prices in the open market for licenses in same or similar jurisdictions. Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is assigned to the reporting unit in which the acquired business will operate for purposes of impairment testing. Goodwill is tested for impairment annually, during the second quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Our two restaurant brands, Chili's and Maggiano's, are both operating segments and reporting units.

We may elect to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If the qualitative assessment is not performed or if we determine that it is not more likely than not that the fair value of the reporting unit exceeds the carrying value, the fair value of the reporting unit is calculated. The carrying value of the reporting unit is compared to its estimated fair value, and if the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value.

During fiscal 2024, fiscal 2023 and fiscal 2022, we performed our annual goodwill impairment analysis using a qualitative approach to determine whether indicators of impairment exist. Related to the qualitative assessment, we evaluated factors including our market capitalization, as well as the market capitalization of other companies in the restaurant industry, sales at our restaurants and significant adverse changes in the operating environment for the restaurant industry. Based on these factors, no indicators of impairment were identified during our annual analysis performed in the second quarters of fiscal 2024, fiscal 2023 and fiscal 2022. Additionally, no indicators of impairment were identified through the end of each fiscal year.

Insurance Reserves - We are self-insured for certain losses related to health, general liability and workers' compensation. We maintain stop loss coverage with third-party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates and is reviewed on a quarterly basis to ensure that the liability is appropriate. The estimated incurred but unreported costs to settle unpaid claims are included in Other accrued liabilities and Other liabilities, depending on their current or long-term nature, in the Consolidated Balance Sheets.

Preferred Stock - Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 26, 2024, no preferred shares were issued.

Revenues - Revenues are presented in the Company sales and Franchise revenues captions in the Consolidated Statements of Comprehensive Income.

<u>*Company Sales*</u> - Company sales include revenues generated by the operation of Company-owned restaurants including food and beverage sales, net of discounts, Maggiano's banquet service charge

income, gift card breakage, delivery, digital entertainment revenues, merchandise income and are net of gift card discount costs from third-party gift card sales. We record revenues from the sale of food, beverages and alcohol, net of discounts, upon delivery to the customer. Sales taxes assessed by a governmental authority that are both imposed on and concurrent with specific revenue transactions and collected from a customer have been excluded from revenues.

Gift card breakage represents the monetary value associated with outstanding gift card balances that will not be redeemed. We estimate this amount based on our historical gift card redemption patterns and actuarial estimates, update the breakage rate estimate periodically and if necessary, adjust the deferred revenues balance within the Gift card liability in the Consolidated Balance Sheets. Breakage revenues are recognized proportionate to the pattern of related gift card redemptions. We do not charge dormancy, or any other fees related to monitoring or administering the gift card program to cardholders. Additionally, proceeds from the sale of gift cards are recorded as deferred revenues in the Gift card liability in the Consolidated Balance Sheets and recognized as Company sales when the gift card is redeemed by the holder.

Our gift cards are sold through various outlets such as in-restaurant, Chili's and Maggiano's websites, directly to other businesses and through third-party distributors that sell our gift cards at retail locations. We incur incremental direct costs, such as commissions and activation fees, for gift cards sold by third-party businesses and distributors. These gift card discount costs are deferred and amortized against revenues proportionate to the pattern of related gift card redemptions.

Franchise Revenues - Franchise revenues include royalties, franchise advertising fees, franchise and development fees and gift card equalization. Franchise royalties are based on a percentage of the sales generated by our franchise-operated restaurants. The performance obligation related to franchise sales is considered complete upon the sale of food, beverages and alcohol, therefore royalty revenues are recognized in the same period the sales are generated at the franchise-operated restaurants. Franchise advertising contributions from domestic franchisees are contractually obligated to contribute into certain advertising and marketing funds. Franchise and Development Fees are received from franchises for new restaurant openings and for territory development arrangements. The performance obligation related to these arrangements are collectively deferred as a contract liability and recognized on a straight-line basis into Franchise revenues in the Consolidated Statements of Comprehensive Income over the term of the underlying agreements.

Advertising Expenses - Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. In the fiscal years ended June 26, 2024, June 28, 2023 and June 29, 2022, advertising expenses of $130.2 million, $58.2 million and $37.4 million, respectively, were included in Restaurant expenses, and advertising contributions from franchisees of $6.0 million, $3.0 million and $2.4 million, respectively, were recorded in Franchise revenues in the Consolidated Statements of Comprehensive Income.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return that is not more-likely-than-not to be realized. We recognize any interest and penalties related to unrecognized tax benefits in Provision (benefit) for income taxes in the Consolidated Statements of Comprehensive Income. Additionally, income taxes are computed on a consolidated legal jurisdiction basis with no regard to brand.

Stock-Based Compensation - We measure and recognize compensation costs at fair value for all share-based payments. We record compensation expenses using a graded-vesting schedule or on a straight-line basis, as applicable, over the vesting period, or the date on which retirement eligibility is achieved, if earlier. We recognize compensation expenses for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.

Certain employees are eligible to receive stock options, performance shares, restricted stock and restricted stock units, while non-employee members of the Board of Directors are eligible to receive stock options, restricted stock and restricted stock units. Awards granted to the Board of Directors are non-forfeitable and are fully expensed upon grant. Awards to eligible employees may vest over a specified period of time or service period and may also contain performance-based conditions. The fair values of restricted stock and restricted stock units that do not contain a performance condition are based on our closing stock price on the date of grant, while the fair value of stock options, if granted, is estimated using the Black-Scholes option-pricing model on the date of grant.

Performance shares represent a right to receive shares of common stock upon satisfaction of Company performance goals usually at the end of a three-fiscal-year cycle. Vesting of performance shares granted are generally contingent upon meeting Company performance goals based on a specified range of earnings at the end of the three-fiscal-year period and may also include a market-based metric, such as TSR. Compensation expenses for the performance shares are recorded to General and administrative expenses based on management's periodic estimates of the number of shares that will be earned under the Company performance metric, and the fair value of the shares as determined by our closing stock price on the date of grant, or by Monte Carlo simulation if a market-based metric is included. A cumulative expenses adjustment is recognized when that estimate changes.

Foreign Currency - Foreign currency translation adjustments represent the unrealized impact of translating the financial statements of our Canadian restaurants from their respective functional currency (Canadian dollars) to U.S. dollars and are reported as a component of comprehensive income and recorded in Accumulated other comprehensive loss on our Consolidated Balance Sheets.

Net Income Per Share - Basic net income per share is computed by dividing Net income by the Basic weighted average shares outstanding for the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of Diluted net income per share, the Basic weighted average shares outstanding is increased by the dilutive effect of stock options and restricted share awards. Stock options and restricted share awards with an anti-dilutive effect are not included in the Diluted net income per share calculation. Basic weighted average shares outstanding are reconciled to Diluted weighted average shares outstanding as follows:

	June 26, 2024	June 28, 2023	June 29, 2022
Basic weighted average shares outstanding	44.4	44.1	44.8
Dilutive stock options	0.1	0.1	0.2
Dilutive restricted shares	1.2	0.8	0.6
Total dilutive impact	1.3	0.9	0.8
Diluted weighted average shares outstanding	45.7	45.0	45.6
Awards excluded due to anti-dilutive effect	0.4	1.3	0.8

Chili's Restaurant Acquisitions

During fiscal 2022, we completed the acquisitions of 68 Chili's restaurants from three former franchisees. We accounted for these acquisitions as a business combination. Total purchase price, including post-closing adjustments was $106.7 million. The results of operations, and assets and liabilities, of these restaurants are included in the Consolidated Financial Statements from the acquisition dates.

Recently Issued Accounting Standards or Disclosure Rules

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, which would require us to adopt the provisions in our fiscal 2025 Form 10-K. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Management does not expect this ASU to have a material impact on our disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a company's effective tax rate reconciliation and requires disclosure of income taxes paid by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024, which would require us to adopt the provisions in our fiscal 2026 Form 10-K. Early adoption is permitted. The amendments should be applied prospectively; however, retrospective application is permitted. Management is currently evaluating this ASU to determine its impact on our disclosures.

In March 2024, the SEC adopted the final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule will require registrants to disclose certain climate-related information in registration statements and annual reports. In April 2024, the SEC voluntarily stayed the final rule as a result of pending legal challenges. The disclosure requirements will apply to our fiscal year beginning June 26, 2025 (fiscal 2026 Form 10-K), pending resolution of the stay. Management is currently evaluating the final rule to determine its impact on our disclosures.

2. REVENUE RECOGNITION

Deferred Franchise and Development Fees

Our deferred franchise and development fees consist of the unrecognized fees received from franchisees. Recognition of these fees in subsequent periods is based on satisfaction of the contractual performance obligations of the active contracts with franchisees. We also expect to earn subsequent period royalties and advertising fees related to our franchise contracts; however, due to the variability and uncertainty of these future revenues based upon a sales-based measure, these future revenues are not yet estimable as the performance obligations remain unsatisfied. Deferred franchise and development fees are classified within Other accrued liabilities for the current portion expected to be recognized within the next 12 months and Other liabilities for the long-term portion in the Consolidated Balance Sheets.

The following table reflects the changes in deferred franchise and development fees for the fiscal years ended on June 26, 2024 and June 28, 2023:

	June 26, 2024	June 28, 2023
Beginning balance	$ 11.1	$ 10.1
Additions	0.6	1.9
Amount recognized to Franchise revenues	(2.0)	(0.9)
Ending balance	$ 9.7	$ 11.1

The following table illustrates franchise and development fees expected to be recognized in the future related to performance obligations that were unsatisfied or partially unsatisfied as of June 26, 2024:

Fiscal Year	Franchise and Development Fees Revenue Recognition
2025	$ 0.9
2026	0.8
2027	0.7
2028	0.6
2029	0.5
Thereafter	6.2
	$ 9.7

Deferred Gift Card Revenues

Total deferred revenues related to our gift cards include the full value of unredeemed gift card balances less recognized breakage and the unamortized portion of third-party fees. The following table reflects the changes in the Gift card liability for fiscal years ended on June 26, 2024 and June 28, 2023:

	June 26, 2024	June 28, 2023
Beginning balance	$ 73.0	$ 83.9
Gift card sales	122.2	127.1
Gift card redemptions recognized to Company sales	(119.5)	(121.7)
Gift card breakage recognized to Company sales	(11.1)	(16.5)
Other	0.2	0.2
Ending balance	$ 64.8	$ 73.0

3. FAIR VALUE MEASUREMENTS

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts because of the short maturity of these items.

The carrying amount of long-term debt outstanding related to our revolving credit facility approximates fair value as the interest rate on this instrument approximates current market rates (Level 2). As of the end of fiscal 2024, there was no outstanding balance on the revolving credit facility. Refer to Note 7 - Debt for more information regarding our long-term debt including our 5.000% and 8.250% notes. The fair values of these notes are based on quoted market prices and are considered Level 2 fair value measurements, and the carrying amounts and the fair values are as follows:

	June 26, 2024		June 28, 2023	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
5.000% notes	$ 349.8	$ 349.6	$ 349.0	$ 343.5
8.250% notes	345.2	367.8	344.3	348.3

We review the carrying amounts of non-financial assets, primarily long-lived property and equipment, finance lease assets, operating lease assets, reacquired franchise rights, goodwill and transferable liquor licenses annually or when events or circumstances indicate that the fair value may not substantially exceed the carrying amount. We determined the fair values of property and equipment, including finance lease assets, operating lease assets and reacquired franchise rights are based on Level 3 fair value measurements. The fair values of transferable liquor licenses are based on prices in the open market for licenses in the same or similar jurisdictions and are categorized as Level 2. We record an impairment charge for the excess of the carrying amount over the fair value.

During fiscal 2024 and fiscal 2023 we impaired certain long-lived assets and operating lease assets primarily related to 35 and 38 underperforming Chili's restaurants, respectively. The table below presents the carrying values and related charges recorded on these impaired restaurants for the periods presented:

	Pre-Impairment Carrying Value		Impairment Charges Fiscal Years Ended	
	June 26, 2024	June 28, 2023	June 26, 2024	June 28, 2023
Property and equipment	$ 10.2	$ 10.2	$ 9.3	$ 10.2
Reacquired franchise rights	0.4	0.3	0.4	0.3
Operating lease assets	21.4	21.4	2.5	1.5
Total	$ 32.0	$ 31.9	$ 12.2	$ 12.0

During fiscal 2024 and fiscal 2023 we impaired certain transferable liquor licenses with related charges of $0.1 million in each of the respective fiscal years.

All impairment charges were included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income for the periods presented. Refer to Note 13—Other Gains and Charges for more information.

4. GOODWILL AND INTANGIBLES

There have been no impairments of Goodwill for the fiscal years ended June 26, 2024, June 28, 2023 and June 29, 2022. The changes in the carrying amount of Goodwill by segment are as follows:

	June 26, 2024			June 28, 2023		
	Chili's	Maggiano's	Consolidated	Chili's	Maggiano's	Consolidated
Balance at beginning of year	$ 156.6	$ 38.4	$ 195.0	$ 156.7	$ 38.4	$ 195.1
Changes in goodwill:						
Foreign currency translation adjustment	(0.2)	—	(0.2)	(0.1)	—	(0.1)
Balance at end of year	$ 156.4	$ 38.4	$ 194.8	$ 156.6	$ 38.4	$ 195.0

Intangible assets, net are as follows:

	June 26, 2024			June 28, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets						
Chili's reacquired franchise rights [1]	$ 26.0	$ (16.2)	$ 9.8	$ 28.4	$ (14.9)	$ 13.5
Chili's other	0.4	(0.4)	—	0.4	(0.4)	—
	$ 26.4	$ (16.6)	$ 9.8	$ 28.8	$ (15.3)	$ 13.5
Indefinite-lived intangible assets						
Chili's liquor licenses	$ 9.3			$ 9.6		
Maggiano's liquor licenses	0.8			0.8		
	$ 10.1			$ 10.4		

[1] The carrying value of Definite-lived intangible assets was adjusted for closure write offs and impairment charges in fiscal 2024 and 2023.

Amortization expenses for all definite-lived intangible assets were recorded in Depreciation and amortization in the Consolidated Statements of Comprehensive Income as follows:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Definite-lived intangibles amortization expense	$ 3.0	$ 3.2	$ 3.0

Annual amortization expenses for definite-lived intangible assets are estimated to be $2.7 million for fiscal 2025 and fiscal 2026, $2.6 million for fiscal 2027, $0.9 million fiscal 2028 and $0.5 million for fiscal 2029.

5. ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	June 26, 2024	June 28, 2023
Insurance	$ 31.4	$ 29.3
Property tax	24.6	24.5
Sales tax	18.4	17.3
Interest	18.1	6.4
Current installments of finance lease obligations	14.1	10.2
Utilities and services	10.0	10.4
Other	28.1	18.2
	$ 144.7	$ 116.3

6. LEASES

As of June 26, 2024, 1,121 of our 1,171 Company-owned restaurant facilities were leased. We typically lease our restaurant facilities through ground leases (where we lease land only, but construct the building and leasehold improvements) or retail leases (where we lease the land/retail space and building, but construct the leasehold improvements). As of June 26, 2024, the restaurant leases have cumulative renewal clauses of 3 to 30 years at our option. Our leased restaurants typically have an initial lease term of 10 to 20 years, with one or more renewal terms ranging from 1 to 10 years. The leases typically provide for a fixed rental or a fixed rental plus percentage rentals based on sales volume. In addition to our restaurant facilities, we also lease our corporate headquarters location and certain equipment. Our lease agreements do not contain any material residual value guarantees or material covenant restrictions.

Consolidated Balance Sheet Disclosure of Lease Amounts

The following table includes a detail of lease assets and liabilities included in the Consolidated Balance Sheets:

| | June 26, 2024 | | |
	Finance Leases[1]	Operating Leases[2]	Total Leases
Lease assets	$ 93.4	$ 1,095.2	$ 1,188.6
Current lease liabilities	14.1	114.1	128.2
Long-term lease liabilities	91.3	1,084.5	1,175.8
Total lease liabilities	$ 105.4	$ 1,198.6	$ 1,304.0

| | June 28, 2023 | | |
	Finance Leases[1]	Operating Leases[2]	Total Leases
Lease assets	$ 51.3	$ 1,134.9	$ 1,186.2
Current lease liabilities	10.2	112.4	122.6
Long-term lease liabilities	57.6	1,125.8	1,183.4
Total lease liabilities	$ 67.8	$ 1,238.2	$ 1,306.0

[1]   Finance lease assets are recorded in Property and equipment, at cost, and the related current and long-term lease liabilities are recorded within Other accrued liabilities and Long-term debt and finance leases, less current installments, respectively.

[2]   Operating lease assets are recorded in Operating lease assets and the related current and long-term lease liabilities are recorded within Operating lease liabilities and Long-term operating lease liabilities, less current portion, respectively.

Consolidated Statement of Comprehensive Income Disclosure of Lease Amounts

The components of lease expenses, including variable lease costs primarily consisting of rent based on a percentage of sales, common area maintenance and real estate tax charges, and short-term lease expenses for leases with lease terms less than twelve months are included in the Consolidated Statements of Comprehensive Income as follows:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Operating lease cost	$ 182.5	$ 181.0	$ 173.7
Finance lease amortization	14.0	19.7	21.9
Finance lease interest	4.2	4.1	5.5
Short-term lease cost	0.3	0.3	0.6
Variable lease cost	63.4	63.5	60.5
Sublease income	(1.2)	(2.8)	(4.2)
Total lease costs, net	$ 263.2	$ 265.8	$ 258.0

Consolidated Statement of Cash Flows Disclosure of Lease Amounts

Supplemental cash flow information related to leases recorded in the Consolidated Statements of Cash Flows is as follows:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Cash flows from operating activities			
Cash paid related to lease liabilities			
Operating leases	$ 186.3	$ 184.3	$ 171.1
Finance leases	4.2	4.1	5.5
Cash flows from financing activities			
Cash paid related to lease liabilities			
Finance leases	20.1	22.1	23.7
Non-cash lease assets obtained in exchange for lease liabilities			
Operating leases[1]	82.6	101.7	255.4
Finance leases	53.7	0.3	13.4

[1] Non-cash operating lease assets obtained in exchange for operating lease liabilities were higher in fiscal 2022 primarily due to the new and assumed operating lease additions associated with the 68 restaurants purchased from three former franchisees, including sale leaseback transactions on six of the acquired restaurants. The combined transactions resulted in increased operating lease assets of $86.8 million as of the end of fiscal 2022, and cash proceeds of $20.5 million were received from the sale leaseback transactions. Additionally, the modifications of 25 leases in fiscal 2022 from finance leases to operating leases, resulted in increased operating lease assets of $47.9 million.

Weighted Average Lease Term and Discount Rate

Other information related to leases is as follows:

| | Fiscal Years Ended | | | |
| | June 26, 2024 | | June 28, 2023 | |
	Finance Leases	Operating Leases	Finance Leases	Operating Leases
Weighted average remaining lease term	7.4 years	11.6 years	9.9 years	11.8 years
Weighted average discount rate	5.9 %	6.0 %	5.5 %	5.8 %

Lease Maturity Analysis

Finance leases and Operating leases total future lease payments represent the contractual obligations due under the lease agreements, including cancellable option periods where we are reasonably assured to exercise the options. As of June 26, 2024, the future minimum lease payments on finance and operating leases, as well as sublease income were as follows:

| | June 26, 2024 | | |
Fiscal Year	Finance Leases	Operating Leases	Sublease Income
2025	$ 19.8	$ 180.7	$ 0.9
2026	22.9	174.8	0.8
2027	22.8	157.6	0.7
2028	22.9	139.1	0.4
2029	8.4	128.8	0.3
Thereafter	33.4	917.0	0.5
Total future lease payments	130.2	1,698.0	$ 3.6
Less: Imputed interest	24.8	499.4	
Present value of lease liability	$ 105.4	$ 1,198.6	

Pre-Commencement Leases

In fiscal 2024, we executed four leases for new Chili's locations and one lease for a new Maggiano's location with undiscounted fixed payments over the initial term of $15.5 million. These leases will commence when the landlords make the property available to us for new restaurant construction. We will assess the reasonably certain lease term at the lease commencement date.

7. DEBT

Long-term debt consists of the following:

	June 26, 2024	June 28, 2023
Revolving credit facility	$ —	$ 161.3
5.000% notes[1]	350.0	350.0
8.250% notes	350.0	350.0
Finance lease obligations	105.4	67.8
Total long-term debt	805.4	929.1
Less: unamortized debt issuance costs and discounts	(5.0)	(6.7)
Total long-term debt, less unamortized debt issuance costs and discounts	800.4	922.4
Less: current installments of finance lease obligations[2]	(14.1)	(10.2)
Total long-term debt, less current portion	$ 786.3	$ 912.2

[1] Obligations under our 5.000% notes, which mature on October 1, 2024, have been classified as long-term, reflecting our intent and ability to refinance these notes through our existing revolving credit facility.

[2] Current installments of finance lease obligations, for the periods presented, are recorded within Other accrued liabilities in the Consolidated Balance Sheets. Refer to Note 5 - Accrued Liabilities for further details.

Excluding finance lease obligations and interest, our long-term debt maturities for the five fiscal years following June 26, 2024 and thereafter are as follows:

Fiscal Year	Long-Term Debt
2025	$ 350.0
2026	—
2027	—
2028	—
2029	—
Thereafter	350.0
	$ 700.0

Revolving Credit Facility

The $900.0 million revolving credit facility, as amended, matures on August 18, 2026 and bears interest at a rate of SOFR plus an applicable margin of 1.60% to 2.35% and an undrawn commitment fee of 0.25% to 0.35%, both based on a function of our debt-to-cash-flow ratio. As of June 26, 2024, our interest rate was 6.94% consisting of SOFR of 5.34% plus the applicable margin and spread adjustment of 1.60%. As of June 26, 2024, there was $900.0 million of borrowing capacity under the revolving credit facility.

8.250% Notes

In fiscal 2023, we issued $350.0 million of 8.250% senior notes due July 15, 2030 (the "2030 Notes"). The 2030 Notes require semi-annual interest payments in arrears, on each January 15 and July 15, which began on January 15, 2024.

5.000% Notes

In fiscal 2017, we issued $350.0 million of 5.000% senior notes due October 1, 2024 (the "2024 Notes"). The notes require semi-annual interest payments which began on April 1, 2017.

Financial and Other Covenants

The indentures for the 2024 Notes and 2030 Notes contain certain covenants, including, but not limited to, limitations and restrictions on the ability of the Company and its Restricted Subsidiaries (as defined in the indentures) to (i) create liens on Principal Property (as defined in the Indenture) and (ii) merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of their property. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations.

Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage ratios. As of June 26, 2024, we were in compliance with our covenants pursuant to the $900.0 million revolving credit facility and under the terms of the indentures governing our 5.000% and 8.250% notes.

8. COMMITMENTS AND CONTINGENCIES

Lease Commitments and Guarantees

We have, in certain cases, divested brands or sold restaurants to franchisees and have not been released from lease guarantees for the related restaurants. As of June 26, 2024 and June 28, 2023, we have outstanding lease guarantees or are secondarily liable for $15.7 million and $16.9 million, respectively. These amounts represent the maximum known potential liability of rent payments under the leases, but outstanding rent payments can exist outside of our knowledge as a result of the landlord and tenant relationship being between two third parties. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2025 through fiscal 2035. In the event of default under a lease by an owner of a divested brand, the indemnity and default clauses in our agreements with such third parties and applicable laws govern our ability to pursue and recover amounts we may pay on behalf of such third parties.

We have received notices of default and have been named a party in lawsuits pertaining to some of these leases in circumstances where the current lessee did not pay its rent obligations. We recorded a $0.8 million and $2.0 million charge related to these leases and lawsuits in fiscal 2024 and fiscal 2023, respectively, which are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income. We will continue to closely monitor our exposure.

Letters of Credit

We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 26, 2024, we had $5.8 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable within the next 10 months.

Cybersecurity Litigation

In fiscal 2018, we discovered malware at certain Chili's restaurants that may have resulted in unauthorized access or acquisition of customer payment card data. We settled all claims from payment card companies related to this incident and do not expect material claims from payment card companies in the future. In connection with this event, the Company was also named as a defendant in a putative class action lawsuit in the United States District Court for the Middle District of Florida (the "Litigation") relating to this incident. In the Litigation, plaintiffs assert various claims at the Company's Chili's restaurants involving customer payment card information and seek monetary damages in excess of $5.0 million, injunctive and declaratory relief, and attorney's fees and costs.

On April 29, 2024, the US Supreme Court denied our petition for certiorari concerning review of the Eleventh Circuit's decision to uphold plaintiff's damages calculation. Accordingly, the parties continue to await the trial court's ruling on the issue of predominance as it relates to class certification in light of the Eleventh Circuit's ruling on this issue. We believe we have defenses and intend to continue defending the Litigation. As such, as of June 26, 2024, we have concluded that a loss, or range of loss, from this matter is not determinable, therefore, we have not recorded a liability related to the Litigation. We will continue to evaluate this matter based on new information as it becomes available.

Legal Proceedings

Evaluating contingencies related to litigation is a process involving judgment on the potential outcome of future events, and the ultimate resolution of litigated claims may differ from our current analysis. Accordingly, we review the adequacy of accruals and disclosures pertaining to litigated matters each quarter in consultation with legal counsel and we assess the probability and range of possible losses associated with contingencies for potential accrual in the Consolidated Financial Statements.

We are engaged in various legal proceedings and have certain unresolved claims pending. Liabilities have been established based on our best estimates of our potential liability in certain of these matters. Based upon consultation with legal counsel, management is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial condition or results of operations.

9. INCOME TAXES

Income before income taxes consists of the following:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Domestic	$ 161.8	$ 87.8	$ 113.5
Foreign	3.1	3.0	1.7
Income before income taxes	$ 164.9	$ 90.8	$ 115.2

The Provision (benefit) for income taxes and effective tax rate consists of the following:

		Fiscal Years Ended				
		June 26, 2024		June 28, 2023		June 29, 2022
Current income tax expenses:						
Federal	$	17.5	$	12.2	$	5.8
State		12.3		6.8		3.7
Foreign		0.4		0.2		(0.3)
Total current income tax expenses		30.2		19.2		9.2
Deferred income tax (benefit) expenses:						
Federal		(18.2)		(29.5)		(15.7)
State		(2.5)		(2.0)		3.7
Foreign		0.1		0.5		0.4
Total deferred income tax (benefit) expenses		(20.6)		(31.0)		(11.6)
Provision (benefit) for income taxes	$	9.6	$	(11.8)	$	(2.4)
Effective tax rate		5.8%		(13.0)%		(2.1)%

A reconciliation between the reported Provision (benefit) for income taxes and the amount computed by applying the statutory Federal income tax rate to Income before income taxes is as follows:

		Fiscal Years Ended				
		June 26, 2024		June 28, 2023		June 29, 2022
Income tax expense at statutory rate	$	34.6	$	19.0	$	24.2
FICA and other tax credits		(34.2)		(34.6)		(32.9)
State income taxes, net of Federal benefit		7.7		4.7		6.2
Officers' compensation		3.7		0.0		0.9
Stock based compensation tax shortfall (windfall)		(1.2)		0.8		(0.7)
Other		(1.0)		(1.7)		(0.1)
Provision (benefit) for income taxes	$	9.6	$	(11.8)	$	(2.4)

Our federal statutory tax rate for fiscal 2024, fiscal 2023 and fiscal 2022 was 21.0%.

Deferred Tax and Allowances

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

	June 26, 2024	June 28, 2023
Deferred income tax assets:		
Lease liabilities	$ 472.4	$ 451.5
Gift cards	8.3	9.2
Insurance reserves	15.2	13.7
Stock-based compensation	10.3	9.5
Federal credit carryover	61.2	59.5
Depreciation and capitalized interest on property and equipment	15.8	—
Net operating losses	4.4	4.2
State credit carryover	1.8	2.1
Restructure charges and impairments	3.0	2.1
Other, net	11.9	9.7
Less: Valuation allowance	(5.8)	(4.3)
Total deferred income tax assets	598.5	557.2
Deferred income tax liabilities:		
Lease assets	444.0	421.9
Goodwill and other amortization	23.0	23.2
Depreciation and capitalized interest on property and equipment	—	0.7
Prepaid expenses	16.8	17.3
Other, net	0.8	0.7
Total deferred income tax liabilities	484.6	463.8
Deferred income taxes, net	$ 113.9	$ 93.4

As of June 26, 2024, we have deferred tax assets of $5.5 million reflecting the benefit of state loss carryforwards, before federal benefit and valuation allowance, which expire at various dates between 2025 and 2044. We have deferred tax assets of $61.2 million of federal and $2.3 million of state tax credits, before federal benefit and valuation allowance, which expire at various dates between 2025 and 2044. The recognized deferred tax asset, net of valuation allowance and federal benefit, for the state loss carryforwards is $2.5 million and the state tax credit carryforwards is $0.5 million. There is no valuation allowance on the federal credit carryover and $5.1 million is limited by Section 382 of the Internal Revenue Code.

The valuation allowance is $5.8 million at the end of fiscal 2024 to recognize certain deductions and tax credits management believes are more-likely-than-not to not be realized. In assessing whether a deferred tax asset will be realized, we consider the likelihood of the realization, and the reversal of existing taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income, as of June 26, 2024, we believe it is more-likely-than-not that we will realize the benefits of the deferred tax assets, net of the existing valuation allowances.

Unrecognized Tax Benefits

A reconciliation of unrecognized tax benefits are as follows:

	June 26, 2024	June 28, 2023
Balance at beginning of year	$ 2.8	$ 3.7
Additions based on tax positions related to the current year	0.4	0.4
Additions (Decreases) based on tax positions related to prior years	—	0.1
Expiration of statute of limitations	(0.3)	(1.4)
Balance at end of year	$ 2.9	$ 2.8

The total amount of unrecognized tax benefits, excluding interest and penalties, which would affect income tax expenses if resolved in our favor was $2.3 million and $2.2 million as of June 26, 2024 and June 28, 2023, respectively. We do not expect any material changes to our liability for uncertain tax positions in the next 12 months.

We recognize accrued interest and penalties related to unrecognized tax benefits in Provision (benefit) for income taxes in the Consolidated Statements of Comprehensive Income. As of June 26, 2024, we had $0.2 million ($0.2 million net of a $0.0 million Federal deferred tax benefit) of interest and penalties accrued, compared to $0.2 million ($0.2 million net of a $0.0 million Federal deferred tax benefit) as of June 28, 2023.

Our income tax returns are subject to examination by taxing authorities in the jurisdictions in which we operate. The periods subject to examination for our federal return are fiscal 2023 to fiscal 2025, and fiscal 2021 to fiscal 2023 for our Canadian returns. State income tax returns are generally subject to examination for a period of three to five years from date return is filed. We have various state income tax returns in the process of examination or settlements. Our federal returns for fiscal 2023 to 2024 are currently under examination through the Internal Revenue Service: Compliance Assurance Process (CAP) program. Our federal return for fiscal 2025 is under examination through the Internal Revenue Service: Bridge Plus program. There are no unrecorded liabilities associated with these examinations.

10. SHAREHOLDERS' EQUITY (DEFICIT)

Retirement of Common Stock

During the first quarter of fiscal 2023, the Board of Directors approved the retirement of 10.0 million shares of Treasury stock for a weighted average price per share of $30.71. As of June 26, 2024, 15.3 million shares remain in treasury.

Share Repurchases

Our Board of Directors approved a $300.0 million share repurchase program in August 2021. Our share repurchase program is used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. Repurchased shares are reflected as an increase in Treasury stock within Shareholders' equity (deficit) in the Consolidated Balance Sheets.

In fiscal 2024, we repurchased 0.7 million shares of our common stock for $21.0 million as part of our share repurchase program and 0.1 million shares of our common stock for $4.8 million from team members to satisfy tax withholding obligations on the vesting of restricted shares. These withheld shares of common stock are not considered common stock repurchases under our authorized common stock repurchase plan. In fiscal 2022, the Company repurchased 2.3 million shares of our common stock for $96.0 million as part of our share repurchase program. The Company did not repurchase any shares under the repurchase program in fiscal 2023. As of June 26, 2024, approximately $183.0 million was available in the share repurchase program.

11. STOCK-BASED COMPENSATION

Our shareholder approved stock-based compensation plans include the Stock Option and Incentive Plan for employees ("Employee Plan") and the Stock Option and Incentive Plan for Non-Employee Directors and Consultants ("Non-Employee Plan" and collectively, the "Plans"). In fiscal 2023, our shareholders approved and we registered an additional 0.3 million shares of common stock of Brinker International, Inc. available for issuance under the Non-Employee Plan. The Plans provide for grants of options to purchase our common stock, performance shares, restricted stock, restricted stock units, and stock appreciation rights. Additionally, grants to eligible employees may vest over a specified period of time or service period, or may contain performance-based conditions. As of June 26, 2024, the total number of shares authorized for issuance to employees and non-employee directors and consultants under the Plans was 39.0 million shares.

Presented below is total stock-based compensation expenses, and the related total income tax benefit recognized in the Consolidated Statements of Comprehensive Income:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Stock-based compensation expenses	$ 25.9	$ 14.4	$ 18.6
Tax benefit related to stock-based compensation expenses	4.3	2.6	3.9

Restricted Share Awards

Restricted share awards consist of performance shares and restricted stock units. In fiscal 2024, fiscal 2023 and fiscal 2022, eligible employees under the Plans were granted performance shares whose vesting is contingent upon meeting Company performance goals based on our earnings at the end of a three-fiscal-year period. The number of shares that will vest varies depending on the amount of earnings achieved as compared to the target amount. The fiscal 2024 and fiscal 2023 grants also include a provision that will increase or decrease the number of shares to be vested if Brinker's relative TSR ranking compared to the peer group falls in the top 25% or bottom 25%, respectively. The number of shares that can vest ranges from 0% of target to 200% of target. Expenses are recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter, based upon management's periodic estimates of the number of shares that will be earned under the Company performance metric.

Restricted stock units granted to eligible employees under the Plans generally vest over a three-year period from the date of grant. Restricted stock units issued to eligible employees under our career equity plan generally vest upon each employee's retirement from the Company. Expenses are recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee's death, disability or involuntary termination.

Restricted stock units granted to non-employee directors under the Plans are non-forfeitable and are expensed upon grant. Non-employee directors' awards have variable distribution dates ranging from one year after grant to two years following departure from the Board.

Restricted share award transactions, including performance shares reflected at target, during fiscal 2024 were as follows (fair value per award in dollars):

	Number of Restricted Share Awards	Weighted Average Grant Date Fair Value Per Award
Restricted share awards outstanding at June 28, 2023	1.5	$ 36.97
Granted	0.7	35.03
Vested	(0.5)	39.18
Forfeited	(0.1)	34.69
Restricted share awards outstanding at June 26, 2024	1.6	$ 35.12

As of June 26, 2024, unrecognized compensation expenses related to unvested restricted share awards that are expected to vest totaled approximately $18.1 million and will be recognized over a weighted average period of 1.6 years. The fair value of shares that vested is as follows:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Fair value of restricted share awards vested	$ 16.8	$ 16.1	$ 18.1

Stock Options

In fiscal 2019 and fiscal 2018, certain eligible employees under the Plans were granted performance stock options whose vesting was contingent upon meeting Company performance goals based on our annual earnings at the end of fiscal 2021 and fiscal 2022. Expenses for performance stock options were recognized using a graded-vesting schedule over the vesting period based upon management's periodic estimates of the number of stock options that ultimately vested. At the end of fiscal 2021, the first performance goal was met, resulting in the vesting of 0.4 million, or one-half, of the outstanding performance stock options. At the end of fiscal 2022, the second performance goal was not met, which resulted in the forfeiture of the remaining 0.4 million performance stock options. The options have a contractual term to exercise of no later than August 31, 2025.

Stock options that do not contain a performance condition were also granted to eligible employees in the fiscal years prior to fiscal 2021. Expenses related to these stock options were recognized using a graded-vesting schedule over the vesting period or to the date on which retirement eligibility was achieved, if shorter. Stock options generally vested over a period of 1 to 4 years and have contractual terms to exercise of 8 years. Full or partial vesting of awards may have occurred upon a change in control (as defined in the Plans), or upon an employee's death, disability or involuntary termination.

No stock options have been granted in fiscal 2024, fiscal 2023, or fiscal 2022.

Stock option transactions during fiscal 2024 were as follows (option prices in dollars):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Stock options outstanding at June 28, 2023	1.0	$ 40.74		
Exercised	(0.7)	40.94		
Forfeited or canceled	(0.1)	49.09		
Stock options outstanding and exercisable at June 26, 2024	0.2	$ 38.03	1.9	$ 8.5

The intrinsic value and related tax benefit of options exercised is as follows:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Intrinsic value of options exercised	$ 11.5	$ 3.3	$ 0.2
Tax benefit realized on options exercised	1.1	0.8	—

12. DEFINED CONTRIBUTION PLAN

We sponsor a qualified defined contribution retirement plan. The plan covers all employees who have attained the age of 21 and have completed 90 days of eligible service.

Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match, in cash, what an employee contributes at a rate of 100% of the first 3% and 50% of the next 2% with immediate vesting.

We contributed employer matching contributions in each fiscal year which is recorded to General and administrative in the Consolidated Statements of Comprehensive Income:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Employer contributions match expenses	$ 13.6	$ 11.9	$ 11.0

13. OTHER GAINS AND CHARGES

Other (gains) and charges in the Consolidated Statements of Comprehensive Income consist of the following:

	Fiscal Years Ended		
	June 26, 2024	June 28, 2023	June 29, 2022
Enterprise system implementation costs	$ 14.0	$ 4.7	$ 2.4
Restaurant level impairment charges	12.3	12.1	8.5
Restaurant closure asset write-offs and charges	10.1	8.3	3.7
Litigation & claims, net	6.6	2.5	3.4
Lease contingencies	0.8	2.0	3.1
Severance	0.5	3.7	—
Remodel-related asset write-offs	0.5	1.1	4.9
Gain on sale of assets, net	(2.7)	(3.7)	—
Other	1.1	2.0	5.2
	$ 43.2	$ 32.7	$ 31.2

Enterprise system implementation costs primarily consists of software subscription fees, certain consulting fees, and contract labor associated with the ongoing enterprise system implementation.

Restaurant level impairment charges primarily associated with the following long-lived assets:

- Fiscal 2024 - 35 underperforming Chili's restaurants. Refer to Note 3 - Fair Value Measurements for further details.

- Fiscal 2023 - 38 underperforming Chili's restaurants.

- Fiscal 2022 - 30 underperforming Chili's and two underperforming Maggiano's restaurants.

Restaurant closure asset write-offs and charges includes costs associated with the closure of certain Chili's and Maggiano's restaurants.

Litigation & claims, net primarily relates to claims on alcohol service cases and legal contingencies.

Lease contingencies includes expenses related to certain sublease receivables and lease guarantees for divested brands when we have determined it is probable that the current lessee will default on the lease obligation. Refer to Note 8 - Commitments and Contingencies for additional information about our secondarily liable lease guarantees.

Severance relates to changes in our management team and organizational structure.

Remodel-related asset write-offs relates to assets that are removed or discarded in connection with Chili's and Maggiano's remodel projects.

Gain on sale of assets, net relates to sale of land parcel for a closed Chili's restaurant in fiscal 2024 and sale of land parcels on three previously closed Chili's restaurants in fiscal 2023.

14. SEGMENT INFORMATION

Our operating segments are Chili's and Maggiano's. The Chili's segment includes the results of our Company-owned Chili's restaurants, which are principally located in the United States, within the full-service casual dining segment of the industry. The Chili's segment also includes results of our Canadian Company-owned restaurants and royalties and other fees from our franchised locations in the United States, 27 other countries and two United States territories. The Maggiano's segment includes the results of our Company-owned Maggiano's restaurants in the United States as well as royalties and other fees from our domestic franchise business. Costs related to our restaurant support teams for the Chili's and Maggiano's brands, including operations, finance, franchise, marketing, human resources and culinary innovation are included in the results of our operating segments. The Corporate segment includes costs related to the common and shared infrastructure, including accounting, information technology, purchasing, guest relations, legal and restaurant development.

Company sales for each operating segment include revenues generated by the operation of Company-owned restaurants including food and beverage sales, net of discounts, Maggiano's banquet service charge income, gift card breakage, delivery, digital entertainment revenues, merchandise income and are net of gift card discount costs from third-party gift card sales. Franchise revenues for each operating segment include royalties, franchise advertising fees, franchise and development fees and gift card equalization.

We do not rely on any major customers as a source of sales, and the customers and long-lived assets of our operating segments are predominantly located in the United States. There were no material transactions between our operating segments.

Our chief operating decision maker uses Operating income as the measure for assessing performance of our segments. Operating income includes revenues and expenses directly attributable to segment-level results of operations. Restaurant expenses during the years presented primarily included restaurant rent, repairs and maintenance, supplies, utilities, delivery fees, advertising, payment processing fees, franchise and property taxes, workers' compensation and general liability insurance. supervision expenses, and to-go supplies.

The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP:

| | Fiscal Year Ended June 26, 2024 | | | |
	Chili's	Maggiano's	Corporate	Consolidated
Company sales	$ 3,876.0	$ 495.1	$ —	$ 4,371.1
Franchise revenues	43.3	0.7	—	44.0
Total revenues	3,919.3	495.8	—	4,415.1
Food and beverage costs	990.7	116.9	—	1,107.6
Restaurant labor	1,309.0	158.3	—	1,467.3
Restaurant expenses	1,073.2	139.2	0.5	1,212.9
Depreciation and amortization	147.7	13.1	10.0	170.8
General and administrative	42.8	10.2	130.7	183.7
Other (gains) and charges	26.9	0.6	15.7	43.2
Total operating costs and expenses	3,590.3	438.3	156.9	4,185.5
Operating income (loss)	329.0	57.5	(156.9)	229.6
Interest expenses	3.9	0.3	60.8	65.0
Other income, net	0.1	—	(0.4)	(0.3)
Income (loss) before income taxes	$ 325.0	$ 57.2	$ (217.3)	$ 164.9
Segment assets	$ 2,158.4	$ 259.1	$ 175.6	$ 2,593.1
Payments for property and equipment	172.0	16.5	10.4	198.9

| | Fiscal Year Ended June 28, 2023 | | | |
	Chili's	Maggiano's	Corporate	Consolidated
Company sales	$ 3,606.7	$ 486.5	$ —	$ 4,093.2
Franchise revenues	39.4	0.6	—	40.0
Total revenues	3,646.1	487.1	—	4,133.2
Food and beverage costs	1,022.9	123.4	—	1,146.3
Restaurant labor	1,232.3	157.0	—	1,389.3
Restaurant expenses	966.2	130.4	0.9	1,097.5
Depreciation and amortization	145.3	13.0	10.2	168.5
General and administrative	35.5	7.8	111.2	154.5
Other (gains) and charges	22.0	1.4	9.3	32.7
Total operating costs and expenses	3,424.2	433.0	131.6	3,988.8
Operating income (loss)	221.9	54.1	(131.6)	144.4
Interest expenses	3.7	0.3	50.9	54.9
Other income, net	(0.1)	—	(1.2)	(1.3)
Income (loss) before income taxes	$ 218.3	$ 53.8	$ (181.3)	$ 90.8
Segment assets	$ 2,079.5	$ 244.5	$ 163.0	$ 2,487.0
Payments for property and equipment	158.1	16.6	10.2	184.9

	Fiscal Year Ended June 29, 2022			
	Chili's	Maggiano's	Corporate	Consolidated
Company sales	$ 3,340.5	$ 424.0	$ —	$ 3,764.5
Franchise revenues	39.1	0.5	—	39.6
Total revenues	3,379.6	424.5	—	3,804.1
Food and beverage costs	945.9	102.6	—	1,048.5
Restaurant labor	1,146.5	141.6	—	1,288.1
Restaurant expenses	849.8	117.9	0.6	968.3
Depreciation and amortization	139.8	13.4	11.2	164.4
General and administrative	33.3	8.0	102.8	144.1
Other (gains) and charges	23.3	—	7.9	31.2
Total operating costs and expenses	3,138.6	383.5	122.5	3,644.6
Operating income (loss)	241.0	41.0	(122.5)	159.5
Interest expenses	5.1	0.4	40.6	46.1
Other income, net	(0.3)	—	(1.5)	(1.8)
Income (loss) before income taxes	$ 236.2	$ 40.6	$ (161.6)	$ 115.2
Payments for property and equipment	$ 133.7	$ 9.1	$ 7.5	$ 150.3

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer and, as appropriate, to allow timely decisions regarding required disclosures.

In connection with the preparation of this Form 10-K, we carried out an evaluation under the supervision of and with the participation of management, including the principal executive officer and principal financial officer, as of June 26, 2024, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, the principal executive officer and principal financial officer concluded that as of June 26, 2024, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

"Management's Report on Internal Control over Financial Reporting" and the attestation report of the independent registered public accounting firm of KPMG LLP on internal control over financial reporting are presented within Part II, Item 8 - Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in the fourth quarter of fiscal 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

(a) Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On August 20, 2024, the Board approved amendments (the "Amendments") to the Bylaws of the Company (the "Bylaws"), effective immediately.

The Amendments to the Bylaws:

1. Remove the resignation requirement in the Bylaws in the event that a director nominee for reelection does not receive the requisite majority shareholder vote and removed the ability of the Board to determine whether to accept or reject the resignation.

2. Clarify that the Board of Directors or presiding officer of the Company are responsible for making determinations of whether shareholder proposals and nominations were made in compliance with the Bylaws.

The foregoing description of the Amendments to the Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Bylaws (as amended), a copy of which is attached hereto as Exhibit 3(b) and incorporated by reference herein.

(b) Trading Plans

During the quarter ended June 26, 2024, no director or officer adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information about our executive officers, Board of Directors, including its committees, and Section 16(a) reporting compliance, contained in the sections entitled "Proposal 1—Election of Directors", "Information About the Board of Directors and Governance of the Company", "Information About Our Executive Officers", "Insider Trader Policy Statement" and to the extent applicable "Delinquent Section 16(a) Reports" in our Proxy Statement for the 2024 annual meeting of shareholders, is incorporated herein by reference.

We adopted a code of ethics that applies to all of our team members, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We also have a code of conduct that applies to our Board of Directors. These documents are posted on our website at: https://investors.brinker.com under the Governance tab. You may obtain free of charge copies of the code from our website at the above internet address. Any amendment of, or waiver from, our code of ethics required to be disclosed by applicable SEC rules or stock exchange listing requirements will be posted on our website within four business days of such amendment or waiver.

We also have adopted a set of corporate governance guidelines and charters for all of our Board committees. The corporate governance guidelines and committee charters are available on our website at: https://investors.brinker.com under the Governance tab. You may obtain free of charge copies of the guidelines and charters from our website at the above internet address.

ITEM 11. EXECUTIVE COMPENSATION

The information about our executive and director compensation, contained in the sections entitled "Executive Compensation" and "Information About the Board of Directors and Governance of the Company - Directors Compensation" in our Proxy Statement for the 2024 annual meeting of shareholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information about our security ownership of certain beneficial owners and management and related stockholder matters, contained in the sections entitled "Stock Ownership of Certain Persons" and "Executive Compensation - Equity Compensation Plan Information" in our Proxy Statement for the 2024 annual meeting of shareholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information about certain relationships and related transactions, contained in the section entitled "Certain Relationships and Related Transactions" in our Proxy Statement for the 2024 annual meeting of shareholders is incorporated herein by reference.

The information about the independence of our non-management directors, contained in the section entitled "Information About the Board of Directors and Governance of the Company - Director Independence" in our Proxy Statement for the 2024 annual meeting of shareholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information about principal accountant fees and services, contained in the section entitled "Proposal 2 - Ratification of Independent Registered Public Accounting Firm" in our Proxy Statement for the 2024 annual meeting of shareholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements - For a list of all financial statements, refer to the Consolidated Financial Statements Table of Contents in Part II, Item 8 - Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules - All schedules are omitted as the required information is inapplicable or the information is presented in the Part II, Item 8 - Financial Statements and Supplementary Data financial statements or related notes.

(a)(3) Exhibits - We make reference to the exhibits listed under Part (b) below.

(b) Exhibits

Exhibit	Description
3(a)	Certificate of Incorporation of the Registrant, as amended[1]
3(b)	Amended and Restated Bylaws of the Registrant*
4(a)	Form of 5.000% Senior Note due 2024[2]
4(b)	Senior Notes Indenture dated as of September 23, 2016, by and among the Registrant, the Guarantors named therein and U.S. Bank National Association, as trustee[2]

Exhibit	Description
4(c)	Form of 8.250% Senior Notes due 2030[3]
4(d)	Indenture, dated as of June 27, 2023, by and among the Company, the Guarantors named therein and U.S. Bank Trust Company, National Association, as trustee[3]
4(e)	Purchase Agreement, dated as of June 22, 2023, by and among the Company, the Guarantors named therein and J.P. Morgan Securities LLC, as representative to the initial purchasers[3]
4(f)	Description of Registered Securities[4]
10(a)	Registrant's Stock Option and Incentive Plan, as amended[5]
10(b)	Registrant's 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants, as amended[6]
10(c)	Credit Agreement dated August 18, 2021[7]
10(d)	First Amendment to Credit Agreement dated October 27, 2021[8]
10(e)	Second Amendment to the Credit Agreement dated May 2, 2023[9]
10(f)	SVP Change in Control Agreement[10]
10(g)	Executive Severance Benefits Plan and Summary Plan Description[10]
10(h)	NEO Change in Control Severance Agreement[11]
10(i)	Registrant's Terms of Stock Option Award[4]
10(j)	Registrant's Terms of Retention Stock Unit Award[4]
10(k)	Registrant's Terms of Fiscal 2024 Retention Restricted Stock Unit Award[12]
10(l)	Registrant's Terms of Fiscal 2021-2023 Restricted Stock Unit Award[13]
10(m)	Registrant's Terms of Fiscal 2024 Restricted Stock Unit Award[12]
10(n)	Registrant's Terms of Restricted Stock Unit Award*
10(o)	Registrant's Terms of Board of Directors Restricted Stock Unit Award[14]
10(p)	Registrant's Fiscal 2022 Performance Share Plan[13]
10(q)	Registrant's Fiscal 2023 Performance Share Plan[15]
10(r)	Registrant's Fiscal 2024 Performance Share Plan[12]
10(s)	Registrant's Fiscal 2025 Performance Share Plan*
10(t)	Employment Agreement between Registrant and Kevin Hochman[10]
10(u)	Form of Director and Officer Indemnification Agreement[16]
19.1	Registrant's Insider Trading Policy*
21	Subsidiaries of the Registrant*
23	Consent of Independent Registered Public Accounting Firm*
31(a)	Certification by Kevin D. Hochman, President and Chief Executive Officer of the Registrant, pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a)*
31(b)	Certification by Michaela M. Ware, Executive Vice President and Chief Financial Officer of the Registrant, pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a)*
32(a)	Certification by Kevin D. Hochman, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32(b)	Certification by Michaela M. Ware, Executive Vice President and Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97.1	Recovery of Incentive-Based Compensation from Executive Officers in Event of Accounting Restatement*
101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Schema Document
101.CAL	Inline XBRL Calculation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
101.LAB	Inline XBRL Label Linkbase Document
101.PRE	Inline XBRL Presentation Linkbase
104	The cover page from the Registrant's Annual Report on Form 10-K for the fiscal year ended June 26, 2024 is formatted in Inline XBRL

* Filed herewith.

The following are filed as an exhibit to the specified filing, and incorporated herein by reference:

(1)   Annual report on Form 10-K for year ended June 28, 1995

(2)   Current report on Form 8-K dated September 23, 2016

(3)   Current report on Form 8-K dated June 22, 2023

(4)   Annual report on Form 10-K for year ended June 26, 2019

(5)   Quarterly report on Form 10-Q for quarter ended September 28, 2022

(6)   Quarterly report on Form 10-Q for quarter ended December 28, 2022

(7)   Current report on Form 8-K dated August 18, 2021

(8)   Quarterly report on Form 10-Q for quarter ended September 29, 2021

(9)   Quarterly report on Form 10-Q for quarter ended March 29, 2023

(10)   Annual report on Form 10-K for year ended June 29, 2022

(11)   Quarterly report on Form 10-Q for quarter ended March 29, 2017

(12)   Quarterly report on Form 10-Q for quarter ended September 27, 2023

(13)   Current report on Form 8-K dated August 26, 2021

(14)   Annual report on Form 10-K for year ended June 24, 2020

(15)   Current report on Form 8-K dated October 31, 2022

(16)   Annual report on Form 10-K for year ended June 28, 2023

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRINKER INTERNATIONAL, INC.,
a Delaware corporation

Date: August 21, 2024

By: /S/ MICHAELA M. WARE
_____

Michaela M. Ware,
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, we have signed in our indicated capacities on August 21, 2024:

Name	Title
/S/ KEVIN D. HOCHMAN Kevin D. Hochman	President and Chief Executive Officer of Brinker International, Inc. and President of Chili's Grill & Bar (Principal Executive Officer) and Director
/S/ MICHAELA M. WARE Michaela M. Ware	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/S/ JOSEPH M. DEPINTO Joseph M. DePinto	Chairman of the Board
/S/ FRANCES L. ALLEN Frances L. Allen	Director
/S/ CYNTHIA L. DAVIS Cynthia L. Davis	Director
/S/ HARRIET EDELMAN Harriet Edelman	Director
/S/ WILLIAM T. GILES William T. Giles	Director
/S/ RAMONA T. HOOD Ramona T. Hood	Director
/S/ JAMES C. KATZMAN James C. Katzman	Director
/S/ FRANK D. LIBERIO Frank D. Liberio	Director
/S/ PRASHANT N. RANADE Prashant N. Ranade	Director

Exhibit 3(b)

BYLAWS

OF

BRINKER INTERNATIONAL, INC.

(A DELAWARE CORPORATION)

— (as amended through August 20, 2024) —

TABLE OF CONTENTS

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS
(continued)

ARTICLE I

OFFICES

Section 1.   Registered Office.   The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2.   Other Offices.   The Corporation may also have offices at such other place or places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETING OF SHAREHOLDERS

Section 1.   Place of Meetings.   All meetings of the shareholders for the election of directors and for the transaction of such other business as may be properly brought before the meeting in accordance with these Bylaws shall be held at such place, if any, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

Section 2.   Annual Meetings.   Annual meetings of shareholders, shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting at which meeting the shareholders shall elect the Board of Directors and transact such other business as may be properly brought before the meeting in accordance with these Bylaws. The Board of Directors may postpone, reschedule or cancel any annual meeting of shareholders previously scheduled by the Board of Directors.

When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, the matter shall decide any matter brought before such meeting, other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required, and shall be the act of the shareholders, unless otherwise provided by law, the Certificate of Incorporation, or these Bylaws.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, the nominees for election as a director in a contested election shall be elected by a plurality of the votes cast. However, in an uncontested election, each nominee for election as a director shall be elected if the number of votes cast for the nominee's election exceeds the number of votes cast against the nominee's election. For purposes of this Section 2, an "uncontested election" means any meeting of shareholders at which the number of candidates does not exceed the number of directors to be elected and with respect to which: (i) no shareholder has submitted notice of an intent to nominate a candidate for election at such meeting in accordance with Section 10 of this Article II; or (ii) such a notice has been submitted, and on or before the fifth business day prior to the date that the Corporation files its definitive proxy statement relating to such meeting with the Securities and Exchange Commission (regardless of whether thereafter revised or supplemented), the notice has been: (a) withdrawn in writing to the Secretary; (b) determined not to be a valid notice of nomination, with such determination to be made by the Board of Directors (or a committee thereof) pursuant to Section 10 of this Article II, or if challenged in court, by a final court order; or (c) determined by the Board of Directors (or a committee thereof) not to create a *bona fide* election contest.

Section 3. Notice of Annual Meetings. Except as otherwise required by law, notice of the annual meeting, stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining shareholders entitled to notice of the meeting, shall be given to each shareholder of record entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting not less than ten or more than 60 days before the date of the meeting. Any notice to shareholders given pursuant to the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended from time to time, the "DGCL"), the Certificate of Incorporation or these Bylaws, shall be effective if given by a form of electronic transmission in the manner and to the extent permitted by the DGCL. Notwithstanding the foregoing, notice may be given to shareholders sharing an address in the manner and to the extent permitted by the DGCL and by the "householding" rules set forth in Rule 14a-3(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Notice pursuant to this Section 3 or Section 5 of this Article II shall be deemed given as provided by Section 232 of the DGCL.

Section 4. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by law or by the Certificate of Incorporation, may be called at any time by order of the Board of Directors and shall be called by the Chairman of the Board, the President or the Secretary at the request in writing of a majority of the Board of Directors. Such requests shall state the purpose or purposes of the proposed special meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 5. Notice of Special Meetings. Except as otherwise required by law, notice of a special meeting, stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining shareholders entitled to notice of the meeting, and the purpose or purposes for which the meeting is called shall be given to each shareholder of record entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting not less than ten nor more than 60 days before the date of the meeting.

Section 6. Adjournment. Any meeting of shareholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place (if any) and notice need not be given of any such adjourned meeting if the time, place (if any) and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are: (i) announced at the meeting at which the adjournment is taken; (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable shareholders and proxyholders to participate in the meeting by means of remote communication; or (iii) set forth in the notice of meeting given in accordance with Section 3 or Section 5 of this Article II. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting, or if after the adjournment a new record date for shareholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each shareholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. Subject to any rules and regulations adopted by the Board of Directors, the presiding officer of a shareholder meeting may convene and, for any or no reason, from time to time, adjourn and/or recess such meeting of shareholders

Section 7. <u>Quorum</u>. Except as otherwise required by law or the Certificate of Incorporation, the holders of stock having a majority of the voting power of the stock entitled to be voted thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the shareholders. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon, shall have power to adjourn the meeting, in accordance with Section 6 of this Article II, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. Subject to applicable law, if a quorum initially is present at any meeting of shareholders, the shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, but if a quorum is not present at least initially, no business other than adjournment may be transacted.

Section 8. <u>Order of Business</u>. The Chairman of the Board, or such other officer of the Corporation designated by a majority of the Board of Directors, will call meetings of the shareholders to order and will act as presiding officer thereof. Unless otherwise determined by the Board of Directors prior to the meeting, the presiding officer of the meeting of the shareholders will also determine the order of business and have the authority in his or her sole discretion to regulate the conduct of any such meeting, including without limitation by (i) imposing restrictions on the persons (other than shareholders of the Corporation, their duly appointed proxies, or any person the presiding officer determines is a qualified representative of a shareholder) who may attend any such shareholders' meeting, (ii) rules and procedures for maintaining order at the meeting and the safety of those present, including ascertaining whether any shareholder or their proxy may be excluded from any meeting of the shareholders based upon any determination by the presiding officer, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, (iii) determining the circumstances in which any person may make a statement or ask questions at any meeting of the shareholders, (iv) an agenda or order of business for the meeting, (v) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any), and (vi) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting.

Section 9. <u>Submission of Information by Director Nominees</u>.

(i) To be eligible to be a nominee for election or re-election as a director of the Corporation pursuant to Article II, Section 10 of these Bylaws, a person must deliver to the Secretary at the principal executive offices of the Corporation the following information:

(a) a written representation and agreement, which shall be signed by such person and pursuant to which such person shall represent and agree that such person: (I) consents to serving as a director if elected and to being named as a nominee in a proxy statement and form of proxy relating to the meeting at which directors are to be elected, and currently intends to serve as a director for the full term for which such person is standing for election; (II) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (A) as to how the person, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Corporation; or (B) that could limit or interfere with the person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law; (III) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation; and (IV) if elected as a director, will comply with all of the Corporation's corporate governance policies and guidelines related to conflict of interest, confidentiality, stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to directors (which will be promptly provided following a request therefor); and

(b) all fully completed and signed questionnaires prepared by the Corporation (including those questionnaires required of the Corporation's directors and any other questionnaire the Corporation determines is necessary or advisable to assess whether a nominee will satisfy any qualifications or requirements imposed by the Certificate of Incorporation or these Bylaws, any law, rule, regulation or listing standard that may be applicable to the Corporation, and the Corporation's corporate governance policies and guidelines) (all of the foregoing, "Questionnaires"). The Questionnaires will be promptly provided following a request therefor.

(ii) A nominee for election or re-election as a director of the Corporation pursuant to Article II, Section 10 of these Bylaws shall also provide to the Corporation such other information as it may reasonably request, including information reasonably required to determine the eligibility of such proposed nominee to serve as a director of the Corporation, or whether such proposed nominee would be considered "independent" as a director or as a member of the audit or any other committee of the Board of Directors under the various rules and standards applicable to the Corporation.

(iii) If a shareholder has submitted notice of an intent to nominate a candidate for election or re-election as a director pursuant to Article II, Section 10 of these Bylaws, all written and signed representations and agreements and all fully completed and signed Questionnaires described in Article II, Section 9(i) above shall be provided to the Corporation at the same time as such notice, and the additional information described in Article II, Section 9(ii) above shall be provided to the Corporation promptly upon request by the Corporation, but in any event within five business days after such request. All information provided pursuant to this Section 9 shall be deemed part of the shareholder's notice submitted pursuant to Article II, Section 10 of these Bylaws

(iv) Notwithstanding the foregoing, if any information or communication submitted pursuant to this Article II, Section 9 is inaccurate or incomplete in any material respect (as determined by the Board of Directors (or any authorized committee thereof)) such information shall be deemed not to have been provided in accordance with this Article II, Section 9. Any shareholder providing information pursuant to this Article II, Section 9 shall promptly notify the Secretary in writing at the principal executive offices of the Corporation of any inaccuracy or change in any previously provided information within two business days after becoming aware of such inaccuracy or change. Upon written request of the Secretary, such shareholder shall provide, within seven business days after delivery of such request (or such longer period as may be specified in such request), (i) written verification, reasonably satisfactory to the Corporation, to demonstrate the accuracy of any information submitted and (ii) a written affirmation of any information submitted as of an earlier date. If the shareholder giving notice of an intent to nominate a candidate for election fails to provide such written verification or affirmation within such period, the information as to which written verification or affirmation was requested may be deemed not to have been provided in accordance with this Article II, Section 9.

Section 10.   Advance Notice of Other Business and Director Nominations.

(i)   Annual Meetings.

(a)   Nominations of persons for election as directors of the Corporation and the proposal of business other than nominations may be made at an annual meeting of shareholders only: (I) pursuant to the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (II) by or at the direction of the Board of Directors, or (III) by any shareholder of the Corporation who (A) is a shareholder of record at the time the notice provided for in this Article II, Section 10 is delivered to the Secretary of the Corporation and at the time of the annual meeting, (B) is entitled to vote at such meeting, and (C) complies with the notice procedures set forth in this Article II, Section 10. For the avoidance of doubt, the foregoing clause (III) shall be the exclusive means for a shareholder to make nominations or propose business other than nominations at an annual meeting of shareholders.

(b)   To be timely for purposes of this Article II, Section 10, a shareholder's notice must be addressed to the Secretary and delivered or mailed to and received at the principal executive offices of the Corporation not less than 90 nor more than 120 calendar days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event the annual meeting is called for a date that is more than 30 calendar days before or more than 30 calendar days after the first anniversary of the immediately preceding annual meeting of shareholders, or if no annual meeting was held in the preceding year, to be timely, notice by the shareholder must be so received not later than the close of business on the tenth calendar day following the day on which public announcement of the date of the annual meeting is first made. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice of the meeting has already been given to shareholders or a public announcement of the meeting date has already been made, commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above. The number of nominees a shareholder may nominate for election at the annual meeting (or in the case of a shareholder giving the notice on behalf of a beneficial owner, the number of nominees a shareholder may nominate for election at the annual meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. To be in proper form, a shareholder's notice to the Secretary must set forth:

(I)   In the case of a nomination of a person for election as a director of the Corporation: (A) a written statement, not to exceed 500 words, in support of such person; (B) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; and (C) the information required to be submitted by nominees pursuant to Article II, Section 9 above;

(II)   As to any business other than a nomination for director that the shareholder proposes to bring before the meeting: (A) a brief description of the business desired to be brought before the meeting; (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment); (C) the reasons for conducting such business at the meeting; and (D) any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made and of any related person (as defined below);

(III)   as to the shareholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such shareholder or beneficial owner is an entity, as to each individual who is a director, executive officer, general partner or managing member of such entity or of any other entity that has or shares control of such entity (any such individual or entity, a "related person"):

(A)   the name and address of the shareholder, as they appear on the Corporation's books, and of the beneficial owner, if any, on whose behalf the nomination or other business is proposed and any related person,

(B)   the class and number of shares of the Corporation that are owned beneficially and of record by the shareholder proposing such nomination, the beneficial owner, if any, and any related person as of the date of the notice,

(C)   a representation that the shareholder (or a qualified representative of the shareholder) intends to appear at the meeting to make such nomination or propose such business;

(D)   a description of (1) any plans or proposals which such shareholder, beneficial owner, if any, or any related person may have with respect to securities of the Corporation that would be required to be disclosed pursuant to Item 4 of Exchange Act Schedule 13D and (2) any agreement, arrangement or understanding with respect to the nomination or other business between or among such shareholder, beneficial owner, if any, or related person and any other person, including, without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D, which description shall include, in addition to all other information, information identifying all parties thereto (in the case of either clause (1) or (2), regardless of whether the requirement to file a Schedule 13D is applicable);

(E)   a description (which description shall include, in addition to all other information, information identifying all parties thereto) of any agreement, arrangement or understanding (including, without limitation, any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement or short positions, profit interests, options, performance-related fees, hedging or pledging transactions, voting rights, dividend rights, and/or borrowed or loaned shares), whether the instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of stock of the Corporation, that has been entered into as of the date of the shareholder's notice by, or on behalf of, such shareholder, beneficial owner, if any, or related person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Corporation's stock or maintain, increase or decrease the voting power of the shareholder, beneficial owner, if any, or related person with respect to securities of the Corporation;

(F)   a representation as to whether the shareholder, beneficial owner, if any, related person or any other participant (as defined in Item 4 of Schedule 14A under the Exchange Act) will engage in a solicitation with respect to such nomination or proposal and, if so, whether or not such solicitation will be conducted as an exempt solicitation under Rule 14a-2(b) of the Exchange Act, the name of each participant in such solicitation and the amount of the cost of solicitation that has been and will be borne, directly or indirectly, by each participant in such solicitation and (1) in the case of a proposal of business other than nominations, whether such person or group intends to deliver, through means satisfying each of the conditions that would be applicable to the Corporation under either Exchange Act Rule 14a-16(a) or Exchange Act Rule 14a-16(n), a proxy statement and form of proxy to holders (including any beneficial owners pursuant to Rule 14b-1 and Rule 14b-2 of the Exchange Act) of at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal or (2) in the case of any solicitation that is subject to Rule 14a-19 of the Exchange Act, confirming that such person or group will engage in such solicitation in accordance with Rule 14a-19 under the Exchange Act;

(G)   a representation that promptly after soliciting the shareholders referred to in the representation required under the immediately preceding clause (F)(2), and no later than the tenth day before such meeting of shareholders, such shareholder or beneficial owner will provide the Corporation with evidence that the requirements of Rule 14a-19(a)(3) under the Exchange Act have been satisfied.

(c)   Notwithstanding anything in this Article II, Section 10 to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 10 days prior to the last day a shareholder may deliver a notice in accordance with Article II, Section 10(i)(b), a shareholder's notice required by Article II, Section 10(i)(b) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(ii)   Special Meeting. At a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting: (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that one or more directors are to be elected at such meeting, by any shareholder of the Corporation who is a shareholder of record at the time the notice provided for in Article II, Section 10(i)(b) of these Bylaws is delivered to the Secretary of the Corporation and at the time of the special meeting, who is entitled to vote at the meeting and who delivers notice thereof in writing setting forth the information required by this Article II, Section 10. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the notice required by this Article II, Section 10 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the date on which public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the Corporation. The number of nominees a shareholder may nominate for election at the special meeting (or in the case of a shareholder giving the notice on behalf of a beneficial owner, the number of nominees a shareholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In no event shall an adjournment, recess or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above.

(iii)   General.

(a)   The determination of whether any business other than nominations sought to be brought before any annual or special meeting of the shareholders was proposed in accordance with this Article II, Section 10, and whether any nomination of a person for election as a Director of the Corporation at any annual or special meeting of the shareholders was proposed in accordance with this Article II, Section 10 (including whether a shareholder, beneficial owner or related person solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in compliance with Rule 14a-19 of the Exchange Act), will be made by the Board of Directors or the presiding officer of such meeting. If the Board of Directors or the presiding officer determines that any business or any nomination was not proposed in accordance with Article II, Section 10, they shall, except as otherwise required by law, declare that such nomination shall be disregarded or such other business shall not be transacted, notwithstanding that proxies and votes in respect of such matter may have been received by the Corporation. In furtherance and not by way of limitation of the foregoing provisions of this Article II, Section 10, unless otherwise required by law, or otherwise determined by the presiding officer, (i) if the shareholder does not provide the information required under Section 9 or this Section 10 of Article II to the Corporation within the time frames specified therein or (ii) if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders of the Corporation to present a nomination or other business, any such nomination shall be disregarded or such other business shall not be transacted, notwithstanding that votes and proxies in respect of such matter may have been received by the Corporation.

(b)   Upon written request by the Secretary, any such shareholder or proposed nominee shall provide, within five business days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Directors, to demonstrate the accuracy of any information submitted by the shareholder pursuant to Sections 9 and 10 of this Article II. A shareholder providing notice of a proposed nomination for election to the Board of Directors shall update and supplement the information required to be provided in such notice pursuant to Sections 9 and 10 of this Article II from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct (i) as of the record date for the meeting and (ii) as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof. Any such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than five days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date for the meeting) and not later than ten days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of 15 days prior to the meeting or adjournment or postponement thereof). If a shareholder or proposed nominee fails to provide such written verification, update or certification within such period, such information shall be deemed not to have been provided in accordance with this Article II, Section 10.

(c)   For purposes of this Article II, Section 10: (I) to be considered a "qualified representative" of a shareholder for purposes of these Bylaws, a person must be a duly authorized officer, manager or partner of such shareholder or authorized by a writing executed by such shareholder (or a reliable reproduction of the writing) delivered to the Corporation prior to the making of such nomination or proposal at such meeting (and in any event not fewer than five business days before the meeting) stating that such person is authorized to act for such shareholder as proxy at the meeting of shareholders; (II) the "close of business" means 6:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a business day; and

(III) "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or furnished to shareholders.

(d)   Notwithstanding the provisions of Sections 9 and 10 of this Article II, a shareholder must also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in Sections 9 and 10 of this Article II; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this *Article II*, Section 10. Nothing in Sections 9 and 10 of this Article II will be deemed to affect any rights (i) of shareholders to request inclusion of proposals in the Corporation's proxy statement in accordance with the provisions of Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of preferred stock to elect directors pursuant to the applicable provisions of the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock).

(e)   Any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white, which shall be reserved for the exclusive use for solicitation by the Board of Directors.

Section 11. Voting. Except as otherwise provided in the Certificate of Incorporation, each shareholder shall, at each meeting of the shareholders, be entitled to one vote in person or by proxy for each share of stock of the Corporation held by such shareholder and registered in his or her name on the books of the Corporation on the date fixed pursuant to the provisions of Section 5 of Article VII of these Bylaws as the record date for the determination of shareholders who shall be entitled to vote at such meeting. Any vote of stock of the Corporation may be given at any meeting of the shareholders by the shareholder entitled thereto, in person or by proxy; provided, however, that no proxy shall be voted or acted upon after three years from its date, unless said proxy shall provide for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. At all meetings of the shareholders, all matters, except where other provision is made by law, the Certificate of Incorporation or these Bylaws, shall be decided by the vote of a majority of the votes cast by the shareholders present in person or by proxy and entitled to vote thereat, a quorum being present. The vote at any meeting of shareholders on any question other than the election or removal of directors need not be by written ballot.

Section 12. List of Shareholders. The Corporation shall prepare, no later than the tenth day before each meeting of the shareholders, a complete list of the shareholders entitled to vote thereat; provided, however, if the record date for determining the shareholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the shareholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Nothing contained in this Section 12 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting for a period of 10 days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting; or (ii) during ordinary business hours at the principal place of business of the Corporation. Except as otherwise required by law, the stock ledger shall be the only evidence as to who are the shareholders entitled to examine the stock ledger, such list or the books of the Corporation, or to vote in person or by proxy at any meeting of shareholders.

Section 13. Inspectors of Votes. In advance of any meeting of the shareholders, the Corporation shall appoint one or more Inspectors of Votes to act thereat. If no Inspector of Votes is able to act at a meeting of the shareholders, the chairman of the meeting shall appoint one or more Inspectors of Votes to act at the meeting. Each Inspector of Votes, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Such Inspectors of Votes shall have the power and duties set forth in Section 231 of the DGCL. An Inspector of Votes need not be a shareholder of the Corporation, and any officer of the Corporation may be an Inspector of Votes on any question other than a vote for or against his or her election to any position with the Corporation or on any other question in which he or she may be directly interested. No director or nominee for the office of director at an election shall be appointed as an Inspector of Votes at such election.

Section 14. Action Without a Meeting. Any action required to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes (determined as of the record date of such consent) that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted and shall be delivered to the Corporation in the manner required by Section 228 of the DGCL.

Section 15. Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information (other than a document authorizing another person to act for a shareholder by proxy at a meeting of shareholders pursuant to Section 212 of the DGCL) to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), the Corporation shall not be required to accept delivery of such document or information unless the document or information is in writing exclusively (and not in an electronic transmission) and delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents (other than a document authorizing another person to act for a shareholder by proxy at a meeting of shareholders pursuant to Section 212 of the DGCL) to the Corporation required by this Article II.

ARTICLE III

BOARD OF DIRECTORS

Section 1. Powers. The business and affairs of the Corporation shall be managed by its Board of Directors, which shall have and may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by the shareholders.

Section 2. Number, Qualification and Term of Office. The number of directors which shall constitute the whole Board of Directors shall not be less than one nor more than twelve. The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors. Directors need not be shareholders. The directors shall be elected at the annual meeting of the shareholders, except as provided in Sections 4 and 5 of this Article III. Each director shall hold office until the next election of directors and until his or her successor shall have been duly elected and qualified or until his or her death or retirement or until he or she shall earlier resign or shall earlier be removed in the manner hereinafter provided.

Section 3.   <u>Resignation</u>.   Any director may resign at any time by giving written notice of his or her resignation to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, then it shall take effect immediately upon its receipt by the Secretary. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.   <u>Removal of Directors</u>.   Any director may be removed, either with or without cause, at any time, by the affirmative vote of a majority in voting interest of the shareholders of record of the Corporation entitled to vote, given at any annual or special meeting of the shareholders called for that purpose. The vacancy in the Board of Directors caused by any such removal shall be filled by the Board of Directors as provided in Section 5 of this Article III.

Section 5.   <u>Vacancies</u>.   In the event of open directorships resulting from resignation or removal of directors and/or any increase in the authorized number of directors, then person(s) to fill such open directorships may be chosen by a majority of the directors then in office though less than a quorum, or by a sole remaining director, and the person(s) so chosen shall hold office as director(s) until the next election of directors and until their successors are elected and qualified, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by law. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

<center>MEETINGS OF THE BOARD OF DIRECTORS</center>

Section 6.   <u>Place of Meetings</u>.   The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 7.   <u>Annual Meetings</u>.   The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of shareholders and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held immediately following the annual meeting of shareholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 8.   <u>Regular Meetings</u>.   Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 9.   <u>Special Meetings; Notice</u>.   Special meetings of the Board of Directors may be called by the Chairman of the Board, President or Secretary on 24 hours' notice to each director, either personally or by telephone or by electronic transmission, or, if given by mail, at least five days before the applicable meeting; special meetings shall be called by the Chairman of the Board, President or Secretary in like manner and on like notice on the written request of two directors.

<center>-11-</center>

Section 10. Quorum and Manner of Acting. At all meetings of the Board of Directors, a majority of the directors at the time in office shall constitute a quorum for the transaction of business (provided that in no case shall a quorum be less than one-third of the total number of directors, including vacancies), and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically required by law or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 11. Remuneration. Unless otherwise expressly provided by resolution adopted by the Board of Directors, no director shall, as such, receive any stated remuneration for their services; but the Board of Directors may at any time and from time to time by resolution provide that a specified sum shall be paid to any director of the Corporation, either as their annual remuneration as such director or member of any committee of the Board of Directors or as remuneration for their attendance at each meeting of the Board of Directors or any such committee. The Board of Directors may also likewise provide that the Corporation shall reimburse each director for any expenses paid by them on account of their attendance at any meeting. Nothing in this Section 11 shall be construed to preclude any director from serving the Corporation in any other capacity and receiving remuneration thereof.

COMMITTEES OF DIRECTORS

Section 12. Executive Committee; How Constituted and Powers. The Board of Directors may, in its discretion, by resolution passed by a majority of the whole Board of Directors, designate an Executive Committee consisting of one or more of the directors of the Corporation. Subject to the provisions of Section 141(c)(1) of the DGCL, the Certificate of Incorporation, and these Bylaws, the Executive Committee shall have and may exercise, when the Board of Directors is not in session, all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and shall have the power to authorize the seal of the Corporation to be affixed to all papers which may require it; but the Executive Committee shall not have the power to amend the Certificate of Incorporation (except that the Executive Committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in the Delaware General Corporation Law, fix the designations and any of the preferences or rights of such shares relating to dividends, redemptions, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares or any series), to fill vacancies in the Board of Directors or the Executive Committee, to adopt an agreement of merger or consolidation under Section 251, 252, 254, 255, 256, 257, 258, 263 or 264 of the Delaware General Corporation Law, to recommend to the shareholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, to recommend to the shareholders a dissolution of the Corporation or a revocation of a dissolution, or to amend the Bylaws of the Corporation. The Board of Directors shall have the power at any time, by resolution passed by a majority of the whole Board of Directors, to change the membership of the Executive Committee, to fill all vacancies in it, or to dissolve it, with or without cause.

Section 13. Organization. The Chairman of the Executive Committee, to be selected by the Board of Directors, shall act as chairman at all meetings of the Executive Committee and the Secretary shall act as secretary thereof. In case of the absence from any meeting of the Executive Committee of the Chairman of the Executive Committee or the Secretary, the Executive Committee may appoint a chairman or secretary, as the case may be, of the meeting.

Section 14.   Meetings.   Regular meetings of the Executive Committee, of which no notice shall be necessary, may be held on such days and at such places, within or without the State of Delaware, as shall be fixed by resolution adopted by a majority of the Executive Committee and communicated in writing to all its members. Special meetings of the Executive Committee shall be held whenever called by the Chairman of the Executive Committee or a majority of the members of the Executive Committee then in office. Notice of each special meeting of the Executive Committee shall be given in the manner permitted for meetings of the Board of Directors. Subject to the provisions of this Article III, the Executive Committee, by resolution adopted by a majority of the whole Executive Committee, shall fix its own rules of procedure.

Section 15.   Quorum and Manner of Acting.   A majority of the Executive Committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at a meeting thereof at which a quorum is present shall be the act of the Executive Committee.

Section 16.   Other Committees.   The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, designate one or more other committees consisting of one or more directors of the Corporation, which, to the extent provided in said resolution or resolutions, shall have and may exercise, subject to the provisions of Section 141(c)(2) of the DGCL, the Certificate of Incorporation and these Bylaws, the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and shall have the power to authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have any power denied to the Executive Committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. A majority of all the members of any such committee may determine its action and fix the time and place of its meetings, within or without the State of Delaware unless the Board of Directors shall otherwise provide. Special meetings of the committees shall be held whenever called by the Chairman of the applicable committee or a majority of the members of such committee then in office. Notice of each special meeting of any such committee shall be given in the manner permitted for meetings of the Board of Directors. The Board of Directors shall have power to change the members of any such committee at any time to fill vacancies, and to discharge any such committee, either with or without cause, at any time.

Section 17.   Alternate Members of Committees.   The Board of Directors may designate one or more directors as alternate members of the Executive Committee or any other committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Section 18.   Minutes of Committees.   Each committee shall keep regular minutes of its meetings and proceedings and report the same to the Board of Directors at the next meeting thereof.

GENERAL

Section 19. Actions Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents shall be filed with the minutes of proceedings of the Board of Directors or the committee in the same paper or electronic form as the minutes are maintained.

Section 20. Presence at Meetings by Means or Communications Equipment. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 20 shall constitute presence in person at such meeting.

Section 21. Chairman of the Board. The Chairman of the Board shall preside at meetings of shareholders in accordance with Article II, Section 8 of these Bylaws and at meetings of directors and shall perform such other duties as the Board of Directors may from time to time determine. If the Chairman of the Board is not present at a meeting of the Board of Directors, another director chosen by or in the manner provided by the Board of Directors or the Chief Executive Officer (if separate from the Chairman of the Board and if no other director is chosen) shall preside.

ARTICLE IV

NOTICES

Section 1. Type of Notice. Whenever, under the provisions of the statutes, the Certificate of Incorporation or these Bylaws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, in person or by mail, addressed to such director or shareholder, at their address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given in any manner permitted by Article III hereof and shall be deemed to be given at the time when first transmitted by the method of communication so permitted.

Section 2. Waiver of Notice. Whenever any notice is required to be given under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or the Bylaws.

ARTICLE V

OFFICERS

Section 1.   Elected and Appointed Officers.   The elected officers of the Corporation shall be a Chief Executive Officer, a President, one or more Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, with or without such descriptive titles as the Board of Directors shall deem appropriate, a Secretary and a Treasurer. The Board of Directors or the Executive Committee of the Board of Directors by resolution also may appoint one or more Assistant Vice Presidents, Assistant Treasurers, Assistant Secretaries, and such other officers and agents as from time to time may appear to be necessary or advisable in the conduct of the affairs of the Corporation.

Section 2.   Time of Election or Appointment.   The Board of Directors at shall elect or appoint officers to fill the positions designated in or pursuant to Section 1 of this Article V at least annually and otherwise at any other time as necessary or advisable in the conduct of the affairs of the Corporation.

Section 3.   Salaries of Elected Officers.   The salaries of all elected officers of the Corporation shall be fixed by the Board of Directors.

Section 4.   Term.   Each officer of the Corporation shall hold their office until their successor is elected or appointed and qualified or until their earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Any officer elected or appointed by the Board of Directors or the Executive Committee may be removed at any time by the affirmative vote of a majority of the whole Board of Directors. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors or the appropriate committee thereof or such office may be left vacant.

Section 5.   Chief Executive Officer.   The Chief Executive Officer shall have general supervision of the affairs of the Corporation and shall have general and active control of all its business. They shall preside, in the absence of the Chairman of the Board, at all meetings of shareholders. They shall see that all orders and resolutions of the Board of Directors and the shareholders are carried into effect. They shall have general authority to execute bonds, deeds, and contracts in the name of the Corporation and affix the corporation seal thereto; to sign stock certificates; to cause the employment or appointment of such officers, employees, and agents of the Corporation as the proper conduct of operations may require, and to fix their compensation, subject to the provisions of these Bylaws; to remove or suspend any employee or agent who was employed or appointed under his or her authority or under authority of an officer subordinate to him or her; to suspend for cause, pending final action by the authority that elected or appointed him or her, any officer subordinate to him or her; in coordination with the other officers and directors of the Corporation, to develop the Corporation's basic strategic and long-range plans, including marketing programs, expansion plans and financial structure; and, in general, to exercise all of the powers of authority usually appertaining to the chief executive officer of a corporation, except as otherwise provided in these Bylaws.

Section 6.   President.   The President shall perform the duties and exercise the powers of that office and, in addition, the President shall perform such other duties and shall have such other authority as the Board of Directors shall prescribe. In general the President shall perform all duties incident to the position of president or as may be prescribed by the Board of Directors or these Bylaws from time to time. The Board of Directors shall, if it deems such action necessary or desirable, designate the officer of the Corporation who is to perform the duties of the President in the event of such officer's absence or inability to act.

Section 7.   Executive Vice Presidents.   In the absence of the President or in the event of his or her inability or refusal to act, the Executive Vice President (or, if there be more than one, the Executive Vice Presidents in the order designated or, in the absence of any designation, in the order of their election) shall perform the duties of the President and, when so acting, shall have all of the powers of and be subject to all of the restrictions upon the President. The Executive Vice Presidents shall perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 8.   Senior Vice Presidents.   In the absence of the Executive Vice President or in the event of his or her inability or refusal to act, the Senior Vice President (or, if there be more than one, the Senior Vice Presidents in the order designated or, in the absence of any designation, in the order of their election) shall perform the duties of the Executive Vice President and, when so acting, shall have all of the powers of and be subject to all of the restrictions upon the Executive Vice President. The Senior Vice Presidents shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or such other officer under whose supervision he or she is appointed may from time to time prescribe.

Section 9.   Vice Presidents.   In the absence of the Senior Vice President or in the event of his or her inability or refusal to act, the Vice President (or, if there be more than one, the Vice Presidents in the order designated or, in the absence of any designation, in the order of their election) shall perform the duties of the Senior Vice President and, when so acting, shall have all of the powers of and be subject to all of the restrictions upon the Senior Vice President. The Vice Presidents shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or such other officer under whose supervision he or she is appointed may from time to time prescribe.

Section 10.   Assistant Vice Presidents.   In the absence of a Vice President or in the event of his or her inability or refusal to act, the Assistant Vice President (or, if there be more than one, the Assistant Vice Presidents in the order designated or of their election or in such other manner as the Board of Directors shall determine) shall perform the duties and exercise the powers of that Vice President and shall perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer or the Vice President under whose supervision he or she is appointed may from time to time prescribe.

Section 11.   Secretary.   The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all proceedings of such meetings in a book to be kept for that purpose and shall perform like duties for the Executive Committee or other standing committees when required. They shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision they shall be. They shall have custody of the corporate seal of the Corporation and they, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by their signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by their signature. The Secretary shall keep and account for all books, documents, papers, and records of the Corporation except those for which some other officer or agent is properly accountable. They shall have authority to sign stock certificates and shall generally perform all of the duties usually appertaining to the office of the secretary of a corporation.

Section 12. Assistant Secretaries. In the absence of the Secretary or in the event of his or her inability or refusal to act, the Assistant Secretary (or, if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors or, if there be no such determination, in the order of their appointment) shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer, or the Secretary may from time to time prescribe.

Section 13. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chairman of the Board and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all of his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, he or she shall give the Corporation a bond (which shall be reviewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property or whatever kind in his or her possession or under his or her control belonging to the Corporation. The Treasurer shall perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer, or such other officer under whose supervision he or she is appointed. If a Treasurer is not elected, the Vice President in charge of finance (or in the absence of a Vice President in charge of finance, the Senior Vice President or Executive Vice President in charge of finance) shall perform the duties and assume the responsibilities described in this Section 13.

Section 14. Assistant Treasurers. The Assistant Treasurer or Assistant Treasurers shall assist the Treasurer and, in the absence of the Treasurer or in the event of his or her inability or refusal to act, the Assistant Treasurer (or if there be more than one, the Assistant Treasurers in the order determined by the Board of Directors or, if there is no such determination, in the order of their appointment), shall perform the duties and exercise the powers of the Treasurer, and shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer, or the Treasurer may from time to time prescribe.

ARTICLE VI

INDEMNIFICATION

Section 1. Actions Other Than by or in the Right of the Corporation. The Corporation shall indemnify any person, to the fullest extent permitted by the DGCL, who was or is a party or is threatened to be made a party to any threatened, pending, or contemplated action, arbitration, alternative dispute mechanism, inquiry, suit, or proceeding, whether civil, criminal, administrative, or investigative ("proceeding") (other than as provided in Article VI, Section 2 with respect to an action by or in the right of the Corporation), by reason of the fact that they are or were a director or officer of the Corporation, or while a director or officer of the Corporation they are or were serving at the request of the Corporation as a director, officer employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (all of such persons being hereafter referred to in this Article as a "Corporate Functionary"), against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with such proceeding, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that, except as otherwise required by law or provided in Section 7 of this Article VI with respect to suits to enforce rights under this Article VI, the Corporation shall indemnify any such Corporate Functionary in connection with a proceeding (or part thereof) initiated by such Corporate Functionary only if such proceeding (or part thereof) was authorized or ratified by the Board of Directors. The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the Corporate Functionary did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal action or proceeding, that they had reasonable cause to believe that his or her conduct was unlawful.

Section 2.   Actions by or in the Right of the Corporation.   The Corporation shall indemnify any Corporate Functionary, to the fullest extent permitted by the DGCL, who was or is a party or is threatened to be made a party to any threatened, pending, or contemplated proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that they are or were a Corporate Functionary against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such proceeding, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3.   Determination of Right to Indemnification.   Any indemnification under Sections 1 or 2 of this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Corporate Functionary is proper in the circumstances because they have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VI. In the case of a Corporate Functionary who is a current director or officer of the Corporation, such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (ii) by a committee of such directors designated by a majority vote of such directors, whether or not such majority constitutes a quorum, (iii) if such a quorum is not obtainable, or, even if obtainable if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iv) by the shareholders.

Section 4.   Right to Indemnification.   Notwithstanding the other provisions of this Article VI, to the extent that a Corporate Functionary has been successful on the merits or otherwise in defense of any proceeding referred to in Sections 1 or 2 of this Article VI, or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by them in connection therewith; provided, however, that, any Corporate Functionary who is not a current or former director or officer (as such term is defined in the final sentence of Section 145(c)(1) of the DGCL) shall be entitled to indemnification under this Section 4 only if such indemnitee has satisfied the standard of conduct required for indemnification under Section 145(a) or Section 145(b) of the DGCL, as applicable.

Section 5. Advancement of Expenses. Expenses incurred by a Corporate Functionary in defending a proceeding shall be paid by the Corporation in advance of the final disposition of such proceeding as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the Corporate Functionary to repay such amount unless it shall ultimately be determined by final judicial decision from which there is no further right to appeal they are entitled to be indemnified by the Corporation as authorized in this Article VI.

Section 6. Other Rights and Remedies. The indemnification and advancement of expenses provided by this Article VI shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses may be entitled under any law, agreement, vote of shareholders or disinterested directors, provisions of a certificate of incorporation or bylaws, or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Any amendment, alteration or repeal of this Article VI that adversely affects any right of a Corporate Functionary or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 7. Right of Corporate Functionary to Bring Suit. If a request for indemnification under Sections 1, 2 or 4 of this Article VI is not paid in full by the Corporation within 60 days, or if a request for an advancement of expenses under Section 5 of this Article VI is not paid in full by the Corporation within 20 days, after a written request has been received by the Secretary of the Corporation, the Corporate Functionary may at any time thereafter bring suit against the Corporation in a court of competent jurisdiction in the State of Delaware seeking an adjudication of entitlement to such indemnification or advancement of expenses. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporate Functionary shall be entitled to be paid also the expense of prosecuting or defending such suit to the fullest extent permitted by law. In any suit brought by the Corporate Functionary to enforce a right to indemnification hereunder (but not in a suit brought by the Corporate Functionary to enforce a right to an advancement of expenses) it shall be a defense that the Corporate Functionary has not met any applicable standard of conduct for indemnification set forth in Section 145(a) or Section 145(b) of the DGCL. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Corporate Functionary has not met any applicable standard of conduct for indemnification set forth in Section 145(a) or Section 145(b) of the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the Corporate Functionary is proper in the circumstances because the Corporate Functionary has met such applicable standard of conduct, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its shareholders) that the Corporate Functionary has not met such applicable standard of conduct, shall create a presumption that the Corporate Functionary has not met the applicable standard of conduct or, in the case of such a suit brought by the Corporate Functionary, be a defense to such suit. In any suit brought by the Corporate Functionary to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Corporate Functionary is not entitled to be indemnified, or to such advancement of expenses, under applicable law, this Article VI or otherwise shall be on the Corporation.

Section 8. Insurance. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance at its expense, to protect itself and any director, officer, employee or agent of the Corporation or any person serving at the request of the Corporation as a director, officer, manager, employee or agent of another corporation, association, limited liability company, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Corporation would have the power to indemnify him or her against such expense, liability or loss under the DGCL.

Section 9. Mergers. For purposes of this Article VI, references to "the Corporation" shall include, in addition to the resulting or surviving corporation, constituent corporations (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as they would have with respect to such constituent corporation if its separate existence had continued.

Section 10. Indemnification of Other Personnel. The Corporation may, to the extent authorized from time to time by the Board of Directors or its designee, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Corporation. Any person serving as a director or officer of a subsidiary of the Corporation shall be entitled to the rights to indemnification, and to the advancement of expenses, conferred in this Article VI with respect to his or her service at such subsidiary. Any director or officer of a subsidiary is deemed to be serving such subsidiary at the request of the Corporation, and the Corporation is deemed to be requesting such service. This Article VI shall, to the fullest extent permitted by law, supersede any conflicting provisions contained in the corporate governance documents of any other subsidiary of the Corporation. In addition, the Corporation may, to the extent and in the manner permitted by law, and to the extent authorized from time to time, grant rights to indemnification and to the advancement of expenses to individuals with respect to their service as an employee or agent of subsidiaries of the Corporation.

ARTICLE VII

CERTIFICATES OF STOCK

Section 1. Right to Certificate. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by any two authorized officers of the Corporation, including, without limitation, the Chairman of the Board, the President, a Vice President, the Secretary or an Assistant Secretary of the Corporation certifying the number of shares owned by such shareholder in the Corporation. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, provide that some or all of any or all classes or series of the Corporation's stock may be in the form of uncertificated shares, but any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation.

Section 2. Facsimile Signatures. Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if they were such officer, transfer agent or registrar at the date of issue.

Section 3. New Certificates. The Corporation may issue a new certificate or certificates or uncertificated shares in place of any certificate or certificates theretofore issued by the Corporation and alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated share, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated share.

Section 4. Transfers. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation, subject to any proper restrictions on transfer, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5. Record Date. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date in accordance with Section 213 of the DGCL.

Section 6. Registered Shareholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not provided by the DGCL.

ARTICLE VIII

GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Section 3. Annual Statement. The Board of Directors shall present at each annual meeting, and at any special meeting of the shareholders when called for by vote of the shareholders, a full and clear statement of the business and condition of the Corporation.

Section 4. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time prescribe.

Section 5. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the word "Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed, reproduced or otherwise.

ARTICLE IX

AMENDMENTS

Section 1. Amendments. These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the shareholders or by the Board of Directors at any regular meeting of the shareholders or the Board of Directors or at any special meeting of the shareholders or the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting.

* * * * * * * *

Exhibit 10(n)

BRINKER INTERNATIONAL, INC.
RESTRICTED STOCK UNIT AWARD TERMS

Brinker International, Inc. (the "Company"), acting pursuant to Section 3 of the Brinker International, Inc. Stock Option and Incentive Plan (the "Plan"), hereby awards to you (the "Participant") a grant of such number of Restricted Stock Units as specified in your award letter (the "Award"). For purposes of the Award, a "Restricted Stock Unit" means the right to receive a share of Stock, subject to the satisfaction of all applicable terms and conditions. The Award is in all respects subject to the provisions of the Plan (the terms of which are incorporated herein by reference), these Award terms (the "Award Terms") and your award letter.

1.   Definitions. Except where the context clearly implies or indicates the contrary, a word, term, or phrase used but not defined in the Award or these Award Terms will have the meaning set forth in the Plan. For purposes of the Award and these Award Terms, the terms listed below are defined as follows:

a.   Award Date. The term "Award Date" with respect to each Participant means the date the Company grants Restricted Stock Units as set forth in the Award for such Participant.

b.   Cause. The term "Cause" means one or more of the following as determined by the affirmative vote of at least a majority of the Board or executive committee thereof:

(i)   An act of fraud, misappropriation, embezzlement, theft or falsification of Company records by the Participant in connection with the Company or a Related Company;

(ii)   Gross mismanagement or gross neglect of the Participant's duties to the Company or a Related Company;

(iii)   A material breach of the Company's written policies (such as the Company's code of conduct), including unethical conduct, violation of law, acts of violence or threats of violence or other inappropriate behavior that causes substantial reputational harm to the Company or exposes the Company to substantial legal liability;

(iv)   Commission of an act or omission which causes the Participant or the Company to be in violation of federal or state securities laws, rules or regulations; or

(v)   Conviction of the Participant by a court of competent jurisdiction of a felony.

c.   Change in Control. The term "Change in Control" means:

(i)   a sale, transfer or other conveyance of all or substantially all of the assets of the Company on a consolidated basis; or

(ii)   the acquisition of beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, directly or indirectly, of securities representing 50% or more of the total number of votes that may be cast for the election of directors of the Company; or

(iii)   the failure at any annual or special meetings of the Company's shareholders held during the three-year period following a "solicitation in opposition" as defined in Rule 14a-6 promulgated under the Exchange Act, of a majority of the persons nominated by the Company in the proxy material mailed to shareholders by the management of the Company to win election to seats on the Board (such majority calculated based upon the total number of persons nominated by the Company failing to win election to seats on the Board divided by the total number of Board members of the Board as of the beginning of such three-year period), excluding only those who die, retire voluntarily, are disabled or are otherwise disqualified in the interim between their nomination and the date of the meeting.

d.   Code Section 409A. The term "Code Section 409A" means Section 409A of the Internal Revenue Code of 1986, as amended, and all Treasury Regulations and guidance promulgated thereunder.

e.   Disability. Except as otherwise provided by the Committee, the Participant will be considered to have a "Disability" during the period in which the Participant is unable, by reason of a medically determinable physical or mental impairment, to engage in any substantial gainful activity, which condition is expected to have a duration of not less than 120 days.

f.   Executive Notice. The term "Executive Notice" means a notice from an Executive Participant to the chair of the Committee that the Executive Participant is considering retirement. The Executive Notice need not state a specific date retirement is being considered and is intended to help the Committee be prepared with succession planning.

g.   Executive Participant. The term "Executive Participant" means any Participant who is the Chief Executive Officer, an Executive Vice President or a Senior Vice President of the Company.

h.   Good Reason. The term "Good Reason" means the satisfaction of all of the following requirements:

(i)   One or more of the following facts and circumstances exist: (A) a reduction in the Executive Participant's then current base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions; (B) a reduction in the Executive Participant's target annual bonus opportunity; (C) a relocation of the principal location at which the Executive Participant is required to provide services by more than fifty (50) miles; (D) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform the obligations under these Award Terms in the same manner and to the same extent that the Company would be required to perform, except where such assumption occurs by operations of law; (E) a material, adverse change in the Executive Participant's title, reporting relationship, authority, duties or responsibilities; or (F) in the case of an Executive Participant who is the Chief Executive Officer of the Company only, a failure of any successor to the Company to nominate the Executive Participant for election by shareholders to the successor company's board of directors; and

(ii)   the Executive Participant shall have provided the Company written notice within thirty (30) days of his or her knowledge or reason to know of the existence of any fact or circumstance constituting Good Reason, the Company shall have failed to cure or eliminate such fact(s) or circumstance(s) within thirty (30) days of its receipt of such notice, and the resulting termination of employment must occur within thirty (30) days following expiration of such cure period.

i.   Rule of 70.   The term "Rule of 70" means that the sum of the Participant's age and the Participant's years of continuous service with the Company or a Related Company (measured from a Participant's most recent date of hire or rehire only and taking into account partial years) equals or exceeds 70.

2.   Term of Restricted Stock Units.   The "Restricted Period" for the Award is the period beginning on the Award Date and ending on the third anniversary of the Award Date. The Participant will have no voting rights with respect to the Restricted Stock Units or any shares of Stock underlying the Restricted Stock Units until the shares of Stock are issued in settlement of the vested Restricted Stock Units.

3.   Vesting.

a.   General Rule.   One-third of the Restricted Stock Units will vest on each of the first anniversary, second anniversary and third anniversary of the Award Date, provided that the Participant has remained continuously employed by the Company or a Related Company through the applicable vesting date, except as otherwise specifically provided in these Award Terms. Restricted Stock Units that have already vested on either the first or second anniversary of the Award Date (as applicable) shall not be forfeited if the Participant does not remain employed thereafter through the entire Restricted Period.

b.   Death or Disability.   Notwithstanding Section 3(a), if a Participant terminates employment with the Company and the Related Companies prior to the last day of the Restricted Period due to the Participant's death or Disability, then all of the Restricted Stock Units subject to the Participant's Award will become fully vested as of the date of such termination.

c.   Retirement Before Age 60.   Notwithstanding Section 3(a), if a Participant ceases to be employed with the Company and the Related Companies prior to the last day of the Restricted Period, and as of the date of the termination the Participant (i) has satisfied the Rule of 70, (ii) is at least age 55 but not yet age 60 and (iii) if such Participant is an Executive Participant he or she has provided an Executive Notice at least 12 months prior to the actual termination date, then a pro-rata number of the Restricted Stock Units subject to the Participant's Award will become fully vested on the last day of the Restricted Period. Such pro-rata number of Restricted Stock Units shall be calculated based on the number of complete months the Participant was employed by the Company or a Related Company during the Restricted Period, divided by the total number of complete months in the Restricted Period.

d.   Retirement At or After Age 60.   Notwithstanding Section 3(a), if a Participant ceases to be employed with the Company and the Related Companies prior to the last day of the Restricted Period, and as of the date of the termination the Participant (i) (A) has satisfied the Rule of 70 and is at least age 60, or (B) is at least age 65 regardless of satisfaction of the Rule of 70, and (ii) if such Participant is an Executive Participant he or she either has provided an Executive Notice at least 12 months prior to the actual termination date or is involuntarily terminated without Cause, then all of the unvested Restricted Stock Units subject to the Participant's Award will become fully vested on the last day of the Restricted Period.

e.   Involuntary Termination.

(i) *Involuntary Termination Without Cause Not Following a Change in Control.* Notwithstanding the provisions of Section 3(a), if the Participant is involuntarily terminated for a reason other than for Cause prior to the last day of the Restricted Period, the Participant will vest, as of the date of such termination, in a pro-rata number of the Restricted Stock Units subject to the Participant's Award based on the number of complete months that the Participant was employed by the Company or a Related Company during the Restricted Period, divided by the total number of complete months in the Restricted Period.

(ii) *Involuntary Termination Without Cause or Termination (by Executive Participants only) for Good Reason Following a Change in Control*. Notwithstanding the provisions of Sections 3(a) and 3(d)(i), in the event there has been a Change in Control during the Restricted Period and the Awards were not vested in connection with the Change in Control pursuant to Section 3(e), then if a Participant is involuntarily terminated for a reason other than Cause or if an Executive Participant terminates for Good Reason following the Change in Control and prior to the last day of the Restricted Period, all of the Restricted Stock Units subject to the Participant's Award will become fully vested as of the date of such termination.

f.   Change in Control.   Notwithstanding the provisions of Section 3(a), in the event of a Change in Control, if the Awards are not assumed or replaced with awards of substantially equal value by the acquiring entity in such a Change in Control and/or cease to remain outstanding immediately following the Change in Control, all of the Restricted Stock Units subject to a Participant's Award will become fully vested as of the date immediately preceding such Change in Control, provided the Participant has remained continuously employed by the Company or a Related Company through such date. After a Change in Control, references to the "Company" as they relate to the Award shall refer to the successor entity.

g.   Most Favorable Provision Applies.   For the avoidance of doubt, if two or more of Sections 3(a) through 3(f) above apply, then the applicable Section that results in the Participant vesting in the greatest number of Restricted Stock Units shall control.

4.   Forfeiture.   Except as otherwise provided in Section 3, if the Participant ceases to be employed prior to the end of the Restricted Period, the Participant will immediately forfeit any Restricted Stock Units remaining unvested as of the date of the Participant's termination, and the Participant will not be entitled to any payment with respect to such Restricted Stock Units. In addition, notwithstanding Section 3 or any provision of the Plan or these Award Terms to the contrary, the Participant will forfeit any Restricted Stock Units (including any vested portion) immediately and without notice upon (A) the termination of the Participant's employment for Cause, or (B) the Participant's breach of any confidentiality agreement or similar agreement pertaining to the confidentiality and nondisclosure of proprietary information, including but not limited to trade secrets, of the Company or any Related Company.

5.   Payment.   Each vested Restricted Stock Unit will entitle the Participant to receive one share of Stock (or other consideration of equal value, as determined by the Committee, in the event payment is made following a Change in Control). Subject to Section 6, shares of Stock (or other consideration, as applicable) will be issued to the Participant in full settlement of vested Restricted Stock Units during the 60-day period immediately following the date on which such Restricted Stock Units first became vested pursuant to Section 3. At no other time prior to the end of the Restricted Period will any Stock (or other consideration, as applicable) be issued for Restricted Stock Units pursuant to the Award. After the issuance of Stock (or other consideration, as applicable) to the Participant, the Participant will own such Stock (or other consideration, as applicable) free of all restrictions described herein. The Participant will not have the right to designate the taxable year of payment.

6.   Section 409A.

       a.   Although the Company does not guarantee the tax treatment of any payments or benefits under these Award Terms, the intent of the Company is that the payments and benefits under these Award Terms be exempt from, or comply with, Code Section 409A and to the maximum extent permitted the Award Terms and the award letter shall be limited, construed and interpreted in accordance with such intent. In no event whatsoever shall the Company, the Related Companies, their affiliates or their respective officers, directors, employees or agents be liable for any additional tax, interest or penalties that may be imposed on a Participant by Code Section 409A or damages for failing to comply with Code Section 409A.

       b.   Notwithstanding the foregoing or any other provision of these Award Terms to the contrary, if at the time of a Participant's "separation from service" (within the meaning of Code Section 409A), the Participant is a "Specified Employee," then the Company will defer the payment of any nonqualified deferred compensation subject to Code Section 409A payable upon separation from service (without any reduction in such payments or benefits ultimately paid or provided to the Participant) until the date that is six (6) months following separation from service or, if earlier, the earliest other date as is permitted under Code Section 409A (and any amounts that otherwise would have been paid during this deferral period will be paid in a lump sum on the day after the expiration of the six (6) month period or such shorter period, if applicable). A Participant will be a "Specified Employee" for purposes of these Award Terms if, on the date of the Participant's separation from service, the Participant is an individual who is, under the method of determination adopted by the Company designated as, or within the category of employees deemed to be, a "Specified Employee" within the meaning and in accordance with Treasury Regulation Section 1.409A-1(i). The Company shall determine in its sole discretion all matters relating to who is a "Specified Employee" and the application of and effects of the change in such determination.

       c.   Notwithstanding anything in these Award Terms, the award letter or elsewhere to the contrary, a termination of employment shall not be deemed to have occurred for purposes of any provision of these Award Terms providing for the payment of any amounts or benefits that constitute "non-qualified deferred compensation" within the meaning of Code Section 409A upon or following a termination of a Participant's employment unless such termination is also a "separation from service" within the meaning of Code Section 409A and, for purposes of any such provision of these Award Terms, references to a "termination," "termination of employment" or like terms shall mean "separation from service" and the date of such separation from service shall be the date of termination for purposes of any such payment or benefits.

    7.   Dividends.   The Participant will not be entitled to receive any cash dividends or dividend equivalents with respect to the Restricted Stock Units before they are settled pursuant to Section 5. However, to the extent that, and at the same time as, shares of Stock are issued under Section 5, the Participant (or the Participant's beneficiary) will also receive a lump sum cash payment equal to the amount of cash dividends that would have been paid by the Company between the Award Date and the applicable vesting date on the number of shares of Stock (if any) issued to the Participant (or the Participant's beneficiary) if the Participant had owned the shares free of any restrictions during such period.

    8.   Capital Adjustments and Reorganizations.   The number of Restricted Stock Units covered by the Award will be subject to equitable adjustment, as determined by the Committee, to reflect any stock dividend, stock split, share combination, separation, reorganization, liquidation or the like, of or

by the Company. In the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for the Award such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection with such substitution the surrender of the Award so replaced.

9.   Clawback Provisions.   In all appropriate cases described in this Section 9, the following remedies shall be available to the Board and the Committee to the extent permitted by applicable law (the "Remedies") with respect to the Participant, provided that as of the Award Date or at the time of such actions or inactions, the Participant is an officer of the Company: (i) the Board or Committee may require reimbursement of any compensation paid to the Participant under the Award or these Award Terms (including through the return of a number of shares of Stock issued under these Award Terms or the value of such shares as well as the return of any cash amounts paid in respect of dividend equivalents under these Award Terms, without regard to whether the Participant continues to own or control such previously delivered shares of Stock and, for the avoidance of doubt, the Participant shall bear all costs of issuance or transfer, including any transfer taxes that may be payable in connection with any transfer), (ii) the Board or Committee may cause the cancellation of these Award Terms or any other then outstanding equity award held by such Participant, (iii) the Board or Committee may seek reimbursement of any gains realized on the Stock attributable to these Award Terms or any other equity compensation award granted by the Company to the Participant, and (iv) the Company may dismiss the Participant, authorize legal action, or take such other action to enforce the Participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case. The Board and the Committee will not seek to recover Stock or other compensation as detailed above paid or settled more than three years prior to the date the applicable restatement or egregious conduct is disclosed, as applicable. The Board or Committee may in its discretion forego any Remedies if the aggregate direct costs of seeking recovery from the Participant are expected to exceed the amount sought to be recovered or, in the case of egregious misconduct, if it otherwise determines appropriate in its sole discretion.

a.   Financial Misconduct.   If the Board or the Committee has determined that any fraud, negligence, or intentional misconduct by the Participant was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or Committee shall take, in its discretion, such action as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what Remedies to pursue, the Board or Committee will take into account all relevant factors, including (i) whether the restatement was the result of fraud, negligence, or intentional misconduct by the Participant and the extent to which such conduct contributed to the need for restatement, (ii) the amount of any incentive compensation that was calculated based upon the achievement of certain financial results that were subsequently reduced due to the restatement, and (iii) the amount of any bonus or incentive compensation that would have been awarded to the Participant had the financial results been properly reported.

b.   Egregious Conduct.   If the Board or the Committee has determined that egregious conduct of the Participant is substantially detrimental to the Company, the Board or the Committee may take such action as it deems necessary to remedy the misconduct and prevent its recurrence. "Egregious conduct" shall mean any act or omission which would constitute Cause for termination, and such egregious conduct is "substantially detrimental to the Company" if it causes substantial harm to the Company (financially, reputationally or otherwise) or exposes the Company to substantial legal liability. In determining what Remedies to pursue, the Board or Committee will take into account all relevant factors, including the following: (i) the amount of compensation received by the Participant that exceeds the amount of compensation that otherwise would have been received or granted had the Participant's conduct been known; (ii) the relative fault or degree of involvement by the Participant; (iii) the relative impact of the Participant's conduct on the Company; and (iv) any other facts and circumstances determined relevant by the Board or the Committee, in its sole discretion.

10.   Heirs and Successors. These Award Terms will be binding upon, and will inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business. Subject to the terms of the Plan, any benefits distributable to a deceased Participant will be distributed to the beneficiary designated by the Participant in writing filed with the Committee in such form as the Committee will require. If a deceased Participant has failed to designate a beneficiary, or if the designated beneficiary of the deceased Participant dies before the Participant or before complete distribution of benefits due under the Plan, the amounts to be distributed under the Plan will be distributed to the legal representative or representatives of the estate of the last to die of the Participant and the beneficiary.

11.   Taxes, Transaction Costs and Withholding. The Participant will be solely responsible for the payment of all taxes and transaction costs relating to the granting, vesting and payment of the Award. It will be a condition to the obligation of the Company to issue or transfer shares of Stock or other applicable consideration that the Participant pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying its liability to withhold federal, state or local income or other taxes incurred in connection with the Award. If the amount requested is not paid, the Company may refuse to issue or transfer shares of Stock or other applicable consideration to the Participant (or to the Participant's beneficiary).

12.   Administration. The authority to interpret and administer the terms and conditions of these Award Terms will be vested in the Committee, and the Committee will have all powers with respect thereto as it has with respect to the Plan. Any interpretation of these Award Terms by the Committee and any decision made by it with respect to the Award is final and binding.

13.   Relation to Plan. Notwithstanding anything in these Award Terms to the contrary, the Award will be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the office of the Secretary of the Company. Any amendment to the Plan will be deemed to be an amendment to these Award Terms to the extent that the amendment is applicable hereto.

14.   No Employment Contract. Nothing contained in these Award Terms will (a) confer upon the Participant any right to be employed by or remain employed by the Company or any Related Company, or (b) limit or affect in any manner the right of the Company or any Related Company to terminate the employment or adjust the compensation of the Participant.

15.   Governing Law. The interpretation, performance, and enforcement of these Award Terms will be governed by the laws of the State of Texas, without giving effect to the principles of conflict of laws thereof and all parties, including their successors and assigns, consent to the jurisdiction of the state and federal courts of Texas.

[End of document.]

Exhibit 10(s)

BRINKER INTERNATIONAL, INC.
PERFORMANCE SHARE PLAN

Pursuant to <u>Section 3</u> of the Brinker International, Inc. Stock Option and Incentive Plan (the "SOIP"), the Compensation Committee of the Board of Directors of Brinker International, Inc. (the "Committee") may grant stock awards subject to such conditions, restrictions and contingencies as the Committee may determine.

The Brinker International, Inc. Performance Share Plan (the "Plan") is hereby adopted pursuant to the Committee's authority under the SOIP to provide greater incentive to officers and key employees of Brinker International, Inc. (the "Company") and its affiliates to achieve the highest level of individual performance and to encourage such officers or key employees to meet or exceed specified performance goals in order to contribute to the overall success of the Company.

The Plan is in all respects subject to the provisions of the SOIP.

1.   <u>Definitions</u>.   Except where the context clearly implies or indicates the contrary, a word, term, or phrase used but not defined in the Plan will have the meaning set forth in the SOIP. For purposes of the Plan, the terms listed below are defined as follows:

   a.   <u>Adjusted EBITDA</u>.   The term "Adjusted EBITDA" means the annual earnings before interest, taxes, depreciation and amortization for the Company, adjusted to exclude items recorded in the Company's "Other Gains and Charges" caption on the consolidated statement of comprehensive income and further adjusted as set forth in the Appendix to this Plan.

   b.   <u>Beginning Average Stock Value</u>.   The "Beginning Average Stock Value" for the Company and each Member shall equal its average Daily Closing Stock Price over the ten (10) trading days ending immediately prior to the first day of the Performance Period times the sum of one share of stock and any accumulated shares in the Company and each Member, assuming any dividends during this period were reinvested in additional shares of the issuing company's stock on the ex-dividend date.

   c.   <u>Cause</u>.   The term "Cause" means one or more of the following as determined by the affirmative vote of at least a majority of the Board or executive committee thereof:

      (i)   An act of fraud, misappropriation, embezzlement, theft or falsification of Company records by the Participant in connection with the Company or a Related Company;

      (ii)   Gross mismanagement or gross neglect of the Participant's duties to the Company or a Related Company;

      (iii)   A material breach of the Company's written policies (such as the Company's code of conduct), including unethical conduct, violation of law, acts of violence or threats of violence or other inappropriate behavior that causes substantial reputational harm to the Company or exposes the Company to substantial legal liability;

      (iv)   Commission of an act or omission which causes the Participant or the Company to be in violation of federal or state securities laws, rules or regulations; or

      (v)   Conviction of the Participant by a court of competent jurisdiction of a felony.

d.   <u>Change in Control</u>. The term "Change in Control" means:

(i)   a sale, transfer or other conveyance of all or substantially all of the assets of the Company on a consolidated basis; or

(ii)   the acquisition of beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, directly or indirectly, of securities representing 50% or more of the total number of votes that may be cast for the election of directors of the Company; or

(iii)   the failure at any annual or special meetings of the Company's shareholders held during the three-year period following a "solicitation in opposition" as defined in Rule 14a-6 promulgated under the Exchange Act, of a majority of the persons nominated by the Company in the proxy material mailed to shareholders by the management of the Company to win election to seats on the Board (such majority calculated based upon the total number of persons nominated by the Company failing to win election to seats on the Board divided by the total number of Board members of the Board as of the beginning of such three-year period), excluding only those who die, retire voluntarily, are disabled or are otherwise disqualified in the interim between their nomination and the date of the meeting.

e.   <u>Code Section 409A</u>. The term "Code Section 409A" means Section 409A of the Internal Revenue Code of 1986, as amended, and all Treasury Regulations and guidance promulgated thereunder.

f.   <u>Comparison Group</u>. "Comparison Group" is defined as the S&P 1500 Hotels, Restaurants and Leisure Index as of the end of the Measurement Period, or a similar index selected by the Committee if such index no longer exists. For clarification purposes, in the event a company included in the S&P 1500 Hotels, Restaurants and Leisure Index as of the beginning of the Measurement Period is no longer part of the index at the end of the Measurement Period as a result of a merger, acquisition or business combination transaction then such company will not be included in the Comparison Group.

g.   <u>Daily Closing Stock Price</u>. "Daily Closing Stock Price" is defined as the stock price of a Member at the close of trading of the National Exchange on which the stock of the Member is traded.

h.   <u>Disability</u>. Except as otherwise provided by the Committee, the Participant will be considered to have a "Disability" during the period in which the Participant is unable, by reason of a medically determinable physical or mental impairment, to engage in any substantial gainful activity, which condition is expected to have a duration of not less than 120 days.

i.   <u>Distribution Percentage</u>. "Distribution Percentage" means the percentage of a Participant's target number of Performance Shares earned and to be distributed at the end of the Performance Period, as calculated pursuant to this Plan.

j.   <u>Ending Average Stock Value</u>. The "Ending Average Stock Value" for the Company and each Member shall equal its average Daily Closing Stock Price over the ten (10) trading days ending on the last day of the Performance Period times the sum of one share of stock plus any accumulated shares in the Company and each Member, assuming any dividends since the first day of the Performance Period were reinvested in additional shares of the issuing company's stock on the ex-dividend date.

k.   Executive Participant.   The term "Executive Participant" means a Participant who is the Chief Executive Officer of the Company or any executive vice president or senior vice president of the Company at the time an Award is granted to such Participant.

l.   Good Reason.   The term "Good Reason" means the satisfaction of all of the following requirements:

(i)   One or more of the following facts and circumstances exist: (A) a reduction in the Executive Participant's then current base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions; (B) a reduction in the Executive Participant's target annual bonus opportunity; (C) a relocation of the principal location at which the Executive Participant is required to provide services by more than fifty (50) miles; (D) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform the obligations under the Plan in the same manner and to the same extent that the Company would be required to perform, except where such assumption occurs by operations of law; (E) a material, adverse change in the Executive Participant's title, reporting relationship, authority, duties or responsibilities; or (F) in the case of an Executive Participant who is the Chief Executive Officer of the Company only, a failure of any successor to the Company to nominate the Executive Participant for election by shareholders to the successor company's board of directors; and

(ii)   the Executive Participant shall have provided the Company written notice within thirty (30) days of his or her knowledge or reason to know of the existence of any fact or circumstance constituting Good Reason, the Company shall have failed to cure or eliminate such fact(s) or circumstance(s) within thirty (30) days of its receipt of such notice, and the resulting termination of employment must occur within thirty (30) days following expiration of such cure period.

m.   Measurement Period.   The term "Measurement Period" means a period of three consecutive Company fiscal years beginning at the start of the fiscal year in which the Plan is approved, unless the Committee designates a different Measurement Period in writing prior to granting an Award pursuant to the Plan; provided, however, that in the event of a Change in Control, the Measurement Period will end on the effective date of the Change in Control.

n.   Member.   "Member" means a company included in the Comparison Group as of the beginning of the Measurement Period.

o.   National Exchange.   "National Exchange" is defined as the New York Stock Exchange (NYSE), the National Association of Stock Dealers and Quotes (NASDAQ), or the American Stock Exchange (AMEX), or a generally recognized successor-in-interest if any such exchange no longer exists.

p.   Participant.   The term "Participant" means an individual who has been granted an Award under this Plan.

q.   Percentile Rank.   The Company's "Percentile Rank" relative to the Comparison Group will be determined by ranking the Members (including the Company) from highest to lowest according to their respective TSRs. After this ranking, the percentile performance of the Company will be determined as follows:

$$P = \frac{N - R}{N - 1}$$

where: "P" represents the percentile performance which will be rounded, if necessary, to the nearest whole percentile by application of regular rounding;

"N" represents the number of Members as of the end of the Performance Period (including the Company); and

"R" represents the rank of the Company's TSR among the Members.

Example: If there are 40 Members at the end of the Performance Period and the Company's TSR ranked 15h within the Comparison Group, its TSR would be at the 65th percentile: 0.65 = (41 – 15) / (41 – 1).

r.   Performance Period.   The term "Performance Period" means a period of three consecutive Company fiscal years, or such other period as the Committee designates in writing prior to granting an Award pursuant to the Plan, beginning on the date described in a Participant's Award. The Performance Period with respect to an Award will commence at the same time as the corresponding Measurement Period for the Award. The Performance Period and Measurement Period for an Award will run for the same duration unless a Change in Control occurs during the Performance Period, in which case the Measurement Period, but not the Performance Period, will end as of the effective date of the Change in Control.

s.   Performance Share.   The term "Performance Share" means the right to receive a share of Stock upon satisfaction of the performance metrics and/or other requirements established by the Committee.

t.   Retirement Eligible.   A Participant is "Retirement Eligible" if the Participant meets or will meet by the end of the Performance Period, either of the following: (i) the Participant has satisfied the Rule of 70 and is at least age 55 or (ii) the Participant is at least age 65 regardless of satisfaction of the Rule of 70.

u.   Rule of 70.   The term "Rule of 70" means that the sum of the Participant's age and the Participant's years of continuous service with the Company or a Related Company (measured from a Participant's most recent date of hire or rehire only and taking into account partial years) equals or exceeds 70.

v.   Target Adjusted EBITDA.   The term "Target Adjusted EBITDA" means Adjusted EBITDA of the Company, subject to adjustments set forth in the Appendix. The Target Adjusted EBITDA is determined by the Board.

w.   Total Shareholder Return.   "Total Shareholder Return" or "TSR" shall be calculated using the equation below:

$$TSR = \frac{\text{Ending Average Stock Value}}{\text{Beginning Average Stock Value}} - 1$$

2.   Performance Shares.

a.   Awards.   A Participant will receive a grant of a target number of Performance Shares determined by the Committee, which will be set forth in the Participant's award letter or other notification (an "Award") together with the amount determined by the Board to be the Target Adjusted EBITDA for the Company.

b.   Achieved Shares.   Subject to the other terms and conditions of this Plan, the number of a Participant's Performance Shares that will be earned under any Award ("Achieved Shares") will be calculated at the end of the Measurement Period by multiplying the Participant's target number of Performance Shares by the applicable Distribution Percentage. The applicable Distribution Percentage is determined by the Committee based on the Company's Adjusted EBITDA for the last year of the Measurement Period compared to the applicable Target Adjusted EBITDA for the last year of the Measurement Period. The Distribution Percentage for achieving the Target Adjusted EBITDA is 100%. The Board shall also designate a "Minimum" and "Maximum" level of Adjusted EBITDA achievement relative to the Target Adjusted EBITDA. If Adjusted EBITDA for the last year of the Measurement Period is less than the Minimum, the Distribution Percentage shall be 0%, and the Distribution Percentage for achieving the Maximum level (or greater) shall be 200%. The Distribution Percentage between the Minimum and Target Adjusted EBITDA values will be measured on the payout slope approved by the Board between such values. The Distribution Percentage between the Target Adjusted EBITDA and Maximum values will be measured on the payout slope approved by the Board between such values.

c.   Modifier.   At the end of the Measurement Period, the Members of the Comparison Group and the Company will be ranked by their TSR performance during the Measurement Period, from highest to lowest. The Distribution Percentage as determined under Section 2(b) above will be modified, as applicable, by multiplying such Distribution Percentage by the modifier, if any, corresponding to the Company's Percentile Rank within the Comparison Group at the end of the Measurement Period, as specified in the table below. In no event will the Distribution Percentage exceed 200% after any applicable modification.

Company's Percentile Rank	Modifier
At or above the 75th percentile	1.25
Between the 75th and 25th percentile	No Modifier
At or below the 25th percentile	0.75

d.   Adjustments to Rankings of the Comparison Group.

(i)   If any Member was not listed on a National Exchange for the full Measurement Period (e.g., as a result of an initial public offering for such Member occurring during the Measurement Period), then such Member shall be excluded from the Comparison Group. For clarification purposes, a Member shall be included in the Comparison Group even if the Member was not a part of the Comparison Group at the beginning of the Measurement Period so long as the Member was listed on a National Exchange for the full Measurement Period.

(ii)   In the event a Member completes a merger, acquisition or business combination transaction during the Measurement Period of another Member or any other entity, the surviving entity shall remain a Member if the surviving entity remains a part of the Comparison Group as of the end of the Measurement Period. The acquired company's performance before the merger, acquisition or business combination transaction shall not impact the calculation of the surviving Member's TSR.

(iii)   In the event of a bankruptcy and a delisting of a Member that was part of the S&P 1500 Hotels, Restaurants and Leisure Index as of the beginning of the Measurement Period, such Member will remain in the Comparison Group and shall have a TSR for the entire Measurement Period equal to -1.

(iv)   In the event of a stock distribution from a Member consisting of the shares of a new publicly-traded company (a "spin-off"), the Member shall remain a Member so long as it continues to be part of the Comparison Group as of the end of the Measurement Period and the stock distribution shall be treated as a dividend from the Member based on the closing price of the shares of the spun-off company on its first day of trading. The performance of the shares of the spun-off company shall not thereafter be tracked for purposes of calculating TSR.

3.   Earning Achieved Shares.

a.   General Rule. In order to earn the Achieved Shares under the Plan, a Participant must remain continuously employed by the Company or a Related Company through the last day of the applicable Performance Period, except as otherwise specifically provided in this Plan.

b.   Death or Disability. Notwithstanding Section 3(a), if a Participant's employment with the Company and its Related Companies terminates prior to the last day of the Performance Period due to the Participant's death or by the Company due to the Participant's Disability, the Participant (or the Participant's beneficiary determined in accordance with Section 10) will earn a portion of the Participant's Achieved Shares determined for the Participant at the end of the Measurement Period pursuant to Section 2, if any, based on the number of complete months that the Participant was employed by the Company or a Related Company during the Performance Period, divided by the total number of complete months in the Performance Period.

c.   Retirement Before Age 60. Notwithstanding Section 3(a), if a Participant ceases to be employed with the Company and its Related Companies prior to the last day of the Performance Period, and as of the date of the termination the Participant has (i) has satisfied the Rule of 70, (ii) is at least age 55 but not yet age 60 and (iii) if such Participant is an Executive Participant he or she has provided an Executive Notice at least 12 months prior to the actual termination date, the Participant will earn, as of the date of termination, a portion of the Achieved Shares (as determined pursuant to Section 2 at the end of the Measurement Period assuming the Participant continued to be employed until the end of the Measurement Period), if any, calculated based on the number of complete months that the Participant was employed by the Company or a Related Company during the Performance Period, divided by the total number of complete months in the Performance Period.

d.   Retirement at or After Age 60. Notwithstanding Section 3(a), if a Participant ceases to be employed with the Company and its Related Companies prior to the last day of the Performance

Period, and as of the date of the termination the Participant (i) (A) has satisfied the Rule of 70 and is at least age 60, or (B) is at least age 65 regardless of satisfaction of the Rule of 70, and (ii) if such Participant is an Executive Participant he or she either has provided an Executive Notice at least 12 months prior to the actual termination date or is involuntarily terminated without Cause, the Participant will earn, as of the date of termination, all of the Achieved Shares (as determined pursuant to Section 2 at the end of the Measurement Period assuming the Participant continued to be employed until the end of the Measurement Period), if any.

   e.   Involuntary Termination.

        (i) *Involuntary Terminations without Cause Not Following a Change in Control.* Notwithstanding Section 3(a), if a Participant is involuntarily terminated for a reason other than for Cause prior to the last day of the Performance Period, the Participant will earn, as of the date of termination from employment, except as otherwise provided below, a portion of the Participant's Achieved Shares determined for the Participant at the end of the Measurement Period pursuant to Section 2, if any, based on the number of complete months that the Participant was employed by the Company or a Related Company during the Performance Period, divided by the total number of complete months in the Performance Period.

        (ii) *Certain Involuntary Terminations without Cause or Terminations (by Executive Participants only) for Good Reason Following a Change in Control.* Notwithstanding Sections 3(a) and 3(e)(i), in the event there has been a Change in Control during the Performance Period and the Awards were not earned as of the effective date of the Change in Control pursuant to Section 3(f), then if a Participant is involuntarily terminated for a reason other than Cause or if an Executive Participant terminates for Good Reason following the Change in Control and prior to the last day of the Performance Period, the Participant will earn, as of the date of termination, all of the Participant's Achieved Shares determined for the Participant at the end of the Measurement Period pursuant to Section 2, if any.

   f.   Change in Control.   Notwithstanding the provisions of Section 3(a), in the event of a Change in Control while the Participant remains in employment, if the Awards are not assumed or replaced with awards of substantially equal value by the acquiring entity in such a Change in Control and/or cease to remain outstanding immediately following the Change in Control, each Participant will earn, as of the effective date of the Change in Control, the Achieved Shares determined for the Participant at the end of the Measurement Period pursuant to Section 2, but in no event less than 100% of the target number of the Participant's Performance Shares. After a Change in Control, references to the "Company" as they relate to this Plan shall refer to the successor entity.

   g.   Most Favorable Provision Applies.   For the avoidance of doubt, if two or more of Sections 3(b) through 3(f) above apply, then the applicable Section that results in the Participant earning the greatest number of Achieved Shares shall control.

   4.   Forfeiture.   Except as otherwise provided in Section 3, if a Participant ceases to be employed by the Company or any Related Company prior to the last day of the Performance Period, the Participant will immediately forfeit the Performance Shares and all interest in the Award as of the date of the Participant's termination and the Participant will not be entitled to receive any payment with respect to the Performance Shares. Notwithstanding any provision of the Plan to the contrary, the Participant will forfeit any Performance Shares immediately and without notice upon (A) the termination of the Participant's employment for Cause or (B) the Participant's breach of any

confidentiality agreement or similar agreement pertaining to the confidentiality and nondisclosure of proprietary information, including but not limited to trade secrets, of the Company or any Related Company.

5. <u>Payment of Earned Achieved Awards</u>.

a. Each earned Achieved Share will entitle a Participant to receive one share of Stock (or other consideration of equal value, as determined by the Committee, in the event payment is made following a Change in Control).

b. Subject to <u>Section 6</u> and except as provided below, shares of Stock (or other consideration, as applicable) with respect to earned Achieved Shares will be issued to each Participant in payment of an Award during the 60-day period immediately following the conclusion of the applicable Performance Period.

c. Notwithstanding <u>Section 5(b)</u>, subject to <u>Section 6</u>, in the event a Participant has a termination of employment described in Section 3(b) or 3(e) herein and the Participant does not meet the definition of Retirement Eligible, shares of Stock (or other consideration, as applicable) with respect to earned Achieved Shares will be issued to such Participant in payment of an Award during the 60-day period immediately following the conclusion of the Performance Period.

d. The Company will issue a like number of shares of Stock (or other consideration, as applicable) to the Participant, and the Participant will own such shares of Stock (or other consideration, as applicable) free of all restrictions described herein except <u>Section 4</u> and <u>Section 9</u>. A Participant will not have the right to designate the taxable year of payment. At no time prior to the end of the Performance Period will any Stock (or other consideration, as applicable) be issued pursuant to an Award except as specifically provided herein.

6. <u>Section 409A</u>.

a. Although the Company does not guarantee the tax treatment of any payments or benefits under the Plan, the intent of the Company is that the payments and benefits under this Plan be exempt from, or comply with, Code Section 409A and to the maximum extent permitted the Plan shall be limited, construed and interpreted in accordance with such intent. In no event whatsoever shall the Company or its Related Companies or their respective officers, directors, employees or agents be liable for any additional tax, interest or penalties that may be imposed on a Participant by Code Section 409A or damages for failing to comply with Code Section 409A.

b. Notwithstanding the foregoing or any other provision of this Plan to the contrary, if at the time of a Participant's "separation from service" (within the meaning of Code Section 409A), the Participant is a "Specified Employee," then the Company will defer the payment of any nonqualified deferred compensation subject to Code Section 409A payable upon separation from service (without any reduction in such payments or benefits ultimately paid or provided to the Participant) until the date that is six (6) months following separation from service or, if earlier, the earliest other date as is permitted under Code Section 409A (and any amounts that otherwise would have been paid during this deferral period will be paid in a lump sum on the day after the expiration of the six (6) month period or such shorter period, if applicable). A Participant will be a "Specified Employee" for purposes of this Plan if, on the date of the Participant's separation from service, the Participant is an individual who is, under the method of determination adopted by the Company designated as, or within the category of employees deemed to be, a "Specified Employee" within the meaning and in accordance with Treasury Regulation Section 1.409A-1(i). The Company shall determine in its sole discretion all matters relating to who is a "Specified Employee" and the application of and effects of the change in such determination.

c.   Notwithstanding anything in this Plan or elsewhere to the contrary, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Plan providing for the payment of any amounts or benefits that constitute "non-qualified deferred compensation" within the meaning of Code Section 409A upon or following a termination of a Participant's employment unless such termination is also a "separation from service" within the meaning of Code Section 409A and, for purposes of any such provision of this Plan, references to a "termination," "termination of employment" or like terms shall mean "separation from service" and the date of such separation from service shall be the date of termination for purposes of any such payment or benefits.

7.   Dividends and Dividend Equivalents.   A Participant will have no voting rights or dividend rights with respect to the Performance Shares or any shares of Stock underlying the Performance Shares until payment of earned Achieved Shares in accordance with Section 5 and then only with respect to earned Achieved Shares. No Participant will be entitled to receive any cash dividends or dividend equivalents with respect to Performance Shares until payment of earned Achieved Shares and then only with respect to earned Achieved Shares. However, at the same time that shares of Stock are issued under Section 5 or Section 6, the Participant (or the Participant's beneficiary determined in accordance with Section 10) will also receive a lump sum cash payment equal to the amount of cash dividends paid by the Company that were declared prior to payment of earned Achieved Shares (but in no event later than the end of the Performance Period) on the number of shares of Stock issued to the Participant (or the Participant's beneficiary).

8.   Capital Adjustments and Reorganizations.   The number of Performance Shares covered by an Award will be subject to equitable adjustment, as determined by the Committee, to reflect any stock dividend, stock split, share combination, separation, reorganization, liquidation or the like, of or by the Company. In the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for the Award such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection with such substitution the surrender of the Award so replaced.

9.   Clawback Provisions.   In all appropriate cases described in this Section 9, the following remedies shall be available to the Board and the Committee to the extent permitted by applicable law (the "Remedies") with respect to the Participant, provided that as of the Award Date or at the time of such actions or inactions, the Participant is an officer of the Company: (i) the Board or Committee may require reimbursement of any compensation paid to the Participant under the Award or these Award Terms (including through the return of a number of shares of Stock issued under these Award Terms or the value of such shares as well as the return of any cash amounts paid in respect of dividend equivalents under these Award Terms, without regard to whether the Participant continues to own or control such previously delivered shares of Stock and, for the avoidance of doubt, the Participant shall bear all costs of issuance or transfer, including any transfer taxes that may be payable in connection with any transfer), (ii) the Board or Committee may cause the cancellation of these Award Terms or any other then outstanding equity award held by such Participant, (iii) the Board or Committee may seek reimbursement of any gains realized on the Stock attributable to these Award Terms or any other equity compensation award granted by the Company to the Participant, and (iv) the Company may

dismiss the Participant, authorize legal action, or take such other action to enforce the Participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case. The Board and the Committee will not seek to recover Stock or other compensation as detailed above paid or settled more than three years prior to the date the applicable restatement or egregious conduct is disclosed, as applicable. The Board or Committee may in its discretion forego any Remedies if the aggregate direct costs of seeking recovery from the Participant are expected to exceed the amount sought to be recovered or, in the case of egregious misconduct, if it otherwise determines appropriate in its sole discretion.

The Company has implemented a policy that allows and requires the Company to claw back any erroneously awarded incentive-based compensation paid under this Plan in the event of an accounting restatement, regardless of whether the Executive Officer had any responsibility for the causes of the restatement (the "Clawback Policy"). A copy of the Clawback Policy will be provided to Executive Officers upon request. During the Performance Period, the Company may amend the Clawback Policy to implement new or revised policies to recover, or claw back, incentive-based compensation from current and former Executive Officers. Awards and all compensation granted under this Plan are subject to the Clawback Policy, as the same may be amended from time to time.

a.   Financial Misconduct.   If the Board or the Committee has determined that any fraud, negligence, or intentional misconduct by the Participant was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or Committee shall take, in its discretion, such action as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what Remedies to pursue, the Board or Committee will take into account all relevant factors, including (i) whether the restatement was the result of fraud, negligence, or intentional misconduct by the Participant and the extent to which such conduct contributed to the need for restatement, (ii) the amount of any incentive compensation that was calculated based upon the achievement of certain financial results that were subsequently reduced due to the restatement, and (iii) the amount of any bonus or incentive compensation that would have been awarded to the Participant had the financial results been properly reported.

b.   Egregious Conduct.   If the Board or the Committee has determined that egregious conduct of the Participant is substantially detrimental to the Company, the Board or the Committee may take such action as it deems necessary to remedy the misconduct and prevent its recurrence. "Egregious conduct" shall mean any act or omission which would constitute Cause for termination, and such egregious conduct is "substantially detrimental to the Company" if it causes substantial harm to the Company (financially, reputationally or otherwise) or exposes the Company to substantial legal liability. In determining what Remedies to pursue, the Board or Committee will take into account all relevant factors, including the following: (i) the amount of compensation received by the Participant that exceeds the amount of compensation that otherwise would have been received or granted had the Participant's conduct been known; (ii) the relative fault or degree of involvement by the Participant; (iii) the relative impact of the Participant's conduct on the Company; and (iv) any other facts and circumstances determined relevant by the Board or the Committee, in its sole discretion.

10.   Heirs and Successors.   This Plan will be binding upon, and will inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business. Subject to the terms of the SOIP, any consideration or other benefits distributable to a deceased Participant under this Plan will be distributed to the beneficiary designated by the Participant

in writing filed with the Committee in such form as the Committee will require. If a deceased Participant has failed to designate a beneficiary, or if the designated beneficiary of the deceased Participant dies before the Participant or before complete distribution of consideration or other benefits due under this Plan, the consideration or other benefits to be distributed under this Plan will be distributed to the legal representative or representatives of the estate of the last to die of the Participant and the beneficiary.

11.   Taxes, Transaction Costs and Withholding.   A Participant will be solely responsible for the payment of all taxes and transaction costs relating to the granting, vesting/earning and payment of an Award. It will be a condition to the obligation of the Company to issue or transfer shares of Stock or other applicable consideration that the Participant pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying its liability to withhold federal, state or local income or other taxes incurred in connection with the Award. If the amount requested is not paid, the Company may refuse to issue or transfer shares of Stock or other applicable consideration to the Participant (or to the Participant's beneficiary).

12.   Administration.   The authority to interpret and administer the terms and conditions of the Plan will be vested in the Committee, and the Committee will have all powers with respect thereto as it has with respect to the SOIP. Any interpretation of the Plan by the Committee and any decision made by it with respect to the Plan is final and binding.

13.   Relation to SOIP.   Notwithstanding anything in the Plan to the contrary, the terms of the Plan will be subject to the terms of the SOIP, a copy of which may be obtained from the office of the Secretary of the Company. Any amendment to the SOIP will be deemed to be an amendment to the Plan to the extent that the amendment is applicable hereto.

14.   No Employment Contract.   Nothing contained in the Plan will (a) confer upon a Participant any right to be employed by or remain employed by the Company or any Related Company, or (b) limit or affect in any manner the right of the Company or any Related Company to terminate the employment or adjust the compensation of a Participant.

15.   Unfunded Plan.   It is the Company's intention that the Plan be unfunded. The Company is not required to set aside any assets for payment of the benefits provided under the Plan, and no Participant will have a security interest in any Award.

16.   Governing Law.   The interpretation, performance, and enforcement of the Plan will be governed by the laws of the State of Texas, without giving effect to the principles of conflict of laws thereof and all parties, including their successors and assigns, consent to the jurisdiction of the state and federal courts of Texas.

[Remainder of page intentionally left blank.]

Appendix to the Brinker International, Inc. Performance Share Plan

The Target Adjusted EBITDA and the calculation of Adjusted EBITDA will reflect the following adjustments as determined appropriate by the Committee to the extent such items are not already in the Company's "Other Gains and Charges" caption on the consolidated statement of comprehensive income.

(a)   Accounting Changes.   Adjusted EBITDA will be adjusted to neutralize any impacts associated with changes in accounting principles pursuant to accounting pronouncements adopted during the Measurement Period.

(b)   Compensation Plan Expense.   For purposes of Adjusted EBITDA, the expense related to any performance share plans (including any stock option plans) of the Company (or awards thereunder) (the "Applicable Performance Share Plans"), and any profit sharing plans of the Company (the "Applicable Profit Sharing Plans"), will be determined as follows: (i) the expense with respect to each Applicable Performance Share Plan will be equal to the planned expense at 100% achievement with respect to such plan as of the beginning of each applicable measurement period thereunder; and (ii) the expense with respect to each Applicable Profit Sharing Plan will be equal to the planned expense at 100% achievement with respect to such plan for each performance year (or other applicable performance period) thereunder, all as determined by the Committee in its sole discretion. For clarification, Adjusted EBITDA will neither (i) be reduced by higher expenses associated with achievement above target, or (ii) receive the benefit of lower expenses associated with achievement below target with respect to any Applicable Performance Share Plans or Applicable Profit Sharing Plans.

(c)   Unplanned Brand or Business Dispositions.   Any one-time profit or loss associated with the disposition or sale of a brand or business will be excluded from the Adjusted EBITDA calculation. Associated disposition costs, including but not limited to transaction, transition, disintegration or restructuring will be excluded from the Adjusted EBITDA calculation. Target Adjusted EBITDA will be adjusted as of the transaction date to neutralize the impact of the disposition by excluding from Target Adjusted EBITDA the expected profit from the disposed brand or business for the period after the transaction.

(d)   Unplanned Brand or Business Acquisition.   Acquisition costs associated with the purchase of a brand or business, including but not limited to transaction, transition, integration or restructuring, will be excluded from the Adjusted EBITDA calculation. At the time of an unplanned brand or business acquisition other than an immaterial acquisition of the Company's franchise restaurants, the Committee will adjust the Target Adjusted EBITDA to account for increases in expected Adjusted EBITDA from the acquisition and may consider such factors as it deems appropriate, such as the cost of acquisition capital, historical performance and potential synergies. All EBITDA from the acquisition shall then be included in the actual Adjusted EBITDA calculation after the Target Adjusted EBITDA is adjusted.

(e)   Refranchised Restaurants.   Any gain or loss from refranchising transactions will be excluded from the Adjusted EBITDA calculation. Target Adjusted EBITDA will be adjusted to neutralize the impact of the disposition of the refranchised restaurants by excluding the expected profit from the refranchised restaurants less recorded royalties.

(f)   External Events.   Adjusted EBITDA will be adjusted to neutralize the impact (net of insurance recoveries, if any) of extraordinary, non-recurring events (such as, but not limited to, natural disasters, terrorist attacks, pandemics, government mandated dining room closures or capacity restrictions, industry-wide food-borne illness).

[End of document.]

Exhibit 19.1

Brinker International's Policy Governing the Improper Use of Material Nonpublic Information and Trading in Brinker's Securities

Brinker has certain policies regarding the disclosure or use by Brinker personnel of "material nonpublic information" (sometimes called "insider information") relating to Brinker.

Violation of these policies could result in sanctions, including termination of employment and/or removal from the Board regardless of whether or not the failure to comply with this Policy results in a violation of law. In the event of a violation, a person can be held responsible regardless of whether he or she personally benefited from a securities transaction. In addition, employees or directors who engage in insider trading may be subject to substantial civil and criminal penalties including fines and prison sentences and may expose Brinker to potential liability.

This policy applies to transactions by an employee or director in Brinker securities even after termination. If an employee or director is aware of material, nonpublic information when the employment or service relationship terminates, the employee or director may not trade in Brinker securities until that information has become public or is no longer material.

Further, this Policy applies to all members of an employee's or director's immediate family, as well as any account under the control of the employee or director or his or her immediate family members. Immediate family members include children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law or sisters-in-law, any adoptive relationships and anyone else who is materially dependent upon the employee or director for financial support.

Any employee or director who becomes aware of a violation of this Policy should promptly report the violation by following the reporting guidelines set forth in the Brinker Code of Conduct under "Concerns/Questions — Reporting Concerns".

The attached Brinker policies are summarized as follows:

- Any information regarding Brinker possessed by an employee or Director, which has not yet been disclosed to the general public, should be thought of as confidential information and should not be discussed with any person outside of Brinker including relatives.

- Any employee or Director possessing information regarding Brinker, which has not yet been disclosed to the general public, may not use such information in determining whether to buy or sell securities of Brinker.

- Any information possessed by an employee or Director regarding a company with whom Brinker may be engaged in a business transaction should be thought of as confidential information and should neither be discussed with any person outside of Brinker nor used by such employee or Director in determining whether to buy or sell securities of Brinker or of such other company.

- No employee or director may engage in any transactions in Brinker securities, including its common stock and any other type of securities that Brinker may issue, or any "derivative security" relating to any Brinker security, if the employee or director is aware of material, nonpublic information relating to Brinker. A "derivative security" is any security with a value that depends, to a material extent, on the value of a Brinker security. Examples include put and call options, forward contracts and equity swaps relating to Brinker common stock. Hedging transactions with respect to any Brinker security also are prohibited.

IF YOU HAVE ANY QUESTIONS OR DOUBTS REGARDING THE ATTACHED POLICIES OR INFORMATION POSSESSED BY YOU:

- Presume the information is material and nonpublic.

- Do not discuss such information with any person outside of Brinker.

- Contact the Chief Financial Officer or the General Counsel.

Employees and Directors may be subject to civil and/or criminal penalties if they trade in securities of Brinker while in possession of material nonpublic information concerning Brinker. In recent years, the Securities and Exchange Commission has aggressively sought and prosecuted persons who traded on "inside information," as it is sometimes called. The courts can impose fines of up to three times the profit gained or loss avoided on such transactions. In addition, in certain cases, criminal prosecution is probable. All employees are subject to this rule, not just persons who are officers or directors of Brinker.

Brinker has adopted the following policies with respect to insider trading by employees:

- **Information Presumed to be "Material Nonpublic Information".**

    In general, information is "material nonpublic information" if it is nonpublic or confidential information relating to Brinker or its affairs and if its disclosure to the public would be likely to affect the market price of Brinker's securities and/or would affect investors' decisions to purchase or sell securities (i.e., stock, debentures or options) of Brinker.

    Information is "material" if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Either positive or negative information may be material. In most cases, information concerning the following events should be presumed to be "material".

    - Periodic earnings information prior to public press release.

    - Brinker projections of future earnings or losses.

    - Declaration of stock splits and stock dividends.

    - Changes in previously disclosed financial information.

    - Mergers, acquisitions, or takeovers.

    - Proposed issuances of new securities or repurchase of securities.

    - Significant changes in operations.

    - Significant increases or declines in net income.

    - Extraordinary borrowings.

    - Major litigation.

    - Financial liquidity problems.

    - Significant changes in management.

    - Increases or decreases in dividends.

    - Significant changes in debt ratings.

    - Significant developments involving corporate relationships.

"Nonpublic" information is information that is not generally known or available to the public. Information becomes public when disclosed to achieve broad dissemination to the investing public generally, without favoring any special person or group, and there has been adequate time for the public to digest that information. Examples of broad dissemination include press releases, filings with the Securities Exchange Commission, and meetings, conference calls or webcasts that are open to the public.

- **Use of Material Nonpublic Information by Brinker Employees.**

  IT IS ILLEGAL TO BUY OR SELL SECURITIES ON THE BASIS OF MATERIAL NONPUBLIC INFORMATION. Employees and Directors should not engage in transactions using information concerning Brinker that has not been made public. When in doubt, the information involved should be presumed to be material and not to have been made public. Disclosure of such information to persons other than Brinker personnel whether directly, in the form of a recommendation to purchase or sell Brinker securities or in any other manner, violates Brinker policy and federal law and is prohibited.

  See the section "Prohibited Transactions" below for additional information.

- **Personal use of Material Nonpublic Information.**

  Brinker policy prohibits the purchase or sale of any Brinker security or the exercise of options for any Brinker security by any employee or Director of Brinker at any time when such individual has knowledge of material nonpublic information concerning Brinker until at least the trading day after the day such material information has been released to the public.

  See the section "Prohibited Transactions" below for additional information.

- **Nondisclosure of Material Nonpublic Information.**

  It is also illegal under the federal securities laws to disclose (or "tip") material nonpublic information to another person who subsequently uses that information to his profit. In order to minimize such liability, employees and Directors of Brinker should follow the following policies:

  - To reduce the chances of inadvertent tipping of inside information, any nonpublic information that might be considered material should not be discussed with any person outside Brinker. Such information should be regarded as particularly sensitive, confidential information.

  - Employees and Directors should avoid recommending to any person the purchase or sale of Brinker securities.

  - Caution must especially be used when receiving inquiries from securities analysts, companies in the same business as Brinker, and members of the press. All such inquiries should be referred to the Chief Financial Officer or, in his or her absence, the General Counsel of Brinker.

- **Insider Information and Securities of Other Companies.**

  Employees and Directors occasionally come into possession of material nonpublic information with respect to other companies. In addition, inside information is frequently disclosed in connection with negotiations, particularly those involving tender offers, acquisitions, and major financing transactions. A person receiving material nonpublic information in such a manner has the same duty not to disclose or use that information in connection with securities transactions as such person has with respect to Brinker securities.

- **Extraordinary Precautions in Special Situations.**

  When Brinker is involved in a matter or transaction that is unusually sensitive (e.g., stock offering, merger, takeover, acquisition) and, if disclosed, could reasonably be expected to have a material effect on the market price of Brinker securities or securities of another company involved in the same matter or transaction, employees and Directors should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information to other employees not working on such matter and/or other parties. Such measures, in the appropriate situation, might include the following:

    - Use of code names or numbers to disguise the identity of one or more parties.
    - Maintaining the files in a secure (preferably locked) room or office to which access is restricted.
    - Avoiding the storage of information on computers.
    - Shredding waste paper and documents.

  Special rules often apply when Brinker is offering or selling its securities or when a bidder has taken steps to commence a tender offer for Brinker. Before trading in any of Brinker's securities when such events are taking place, you should consult with the General Counsel or Chief Financial Officer of Brinker.

- **Pre-Clearance of All Securities Trades By Directors, Officers and Other Key (e.g. Financial, Legal, etc.) Personnel.**

  To provide assistance in preventing inadvertent securities violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), Brinker requires the following:

  - Pre-Clearance. All transactions in Brinker stock (acquisitions, dispositions, transfers, stock options, etc.) by members of the Board of Directors, officers and other key personnel (as designated by the Board of Directors or General Counsel) must be pre-cleared by the General Counsel's office. If any such person contemplates a transaction, he or she should contact the General Counsel in advance.

  - Blackouts. No director, executive officer or key personnel may engage in any transaction in Brinker securities during any blackout period that the General Counsel or Board may designate. No director, executive officer or key personnel may disclose to a third party that any blackout period has been designated. Brinker generally will announce a blackout period in advance by sending written notice, including by email, to all directors, executive officers, and key personnel; in some instances, circumstances may limit advance notice to time of requested pre-clearance.

  - Section 16. Directors and executive officers are subject to the reporting and short swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") and must comply with the applicable reporting requirements and avoid engaging in short swing transactions, whether or not in possession of material, nonpublic information.

- **Prohibited Transactions.**

  - Short Sales. No director, executive officer, or employee shall, directly or indirectly, sell any Brinker equity security if the director, executive officer, or employee selling the security (1) does not own the security sold (a "short sale"), or (2) if owning the security, does not deliver it against such sale (a "short sale against the box"). Short sales and short sales against the box are prohibited even during periods of no blackouts.

- Hedging. No director, executive officer, or employee shall engage in any hedging transactions with respect to any Brinker security. Hedging transactions include trading in any derivative security relating to Brinker securities. In particular, other than pursuant to a Brinker benefit plan, no director, executive officer, or employee may acquire, write or otherwise enter into an instrument that has a value determined by reference to Brinker securities, whether or not the instrument is issued by Brinker. The definition of derivative security and examples of derivative securities are discussed above.

- Pledging and Margin Accounts. No director, executive officer, or employee may place Brinker securities in margin accounts or pledge Brinker securities at any time when the director, executive officer, or employee is aware of material, nonpublic information or otherwise is not permitted to trade in Brinker securities.

- Option Exercises. Directors, executive officers and key personnel shall exercise their options during periods of no blackout, subject to the restrictions set forth in this Policy, except in the case of the exercise of an option for cash where no shares are sold directly or indirectly (including shares withheld by Brinker, if any) to fund the exercise price or pay taxes.

- 401(k) Plan. No director, executive officer, or key personnel may: (a) increase or decrease the percentage of periodic contributions that will be allocated to the Brinker Common Stock Fund; (b) make an intra-plan transfer of an existing account balance into or out of the Brinker Common Stock Fund; (c) borrow money against the 401(k) plan account if the loan will result in the liquidation of some or all of the Brinker Common Stock Fund; or (d) pre-pay a loan if the pre-payment will result in allocation of loan proceeds to the Brinker Common Stock Fund in violation of this Policy.

- Rule 10b5-1 Plans. Purchase or sale plans that contemplate the periodic purchase or sale of Brinker securities and that are designed to comply with Rule 10b5-1(c) are not permitted unless approved by the Board of Directors of Brinker.

- Gifts. In the case of directors, executive officers and key personnel, the making of gifts of Brinker securities shall occur only during periods of no blackout, except, subject to the general restrictions on insider trading and the use of material, nonpublic information, for bona fide year-end gifts to tax qualified charitable institutions that are not controlled by the donor or for which the donor acts as a director, trustee or executive officer. For purposes of this Policy, gifts should be treated as sales of Brinker securities.

Approved: May 28, 2009 / Posted: August 11, 2011

Exhibit 21

BRINKER INTERNATIONAL, INC., A DELAWARE CORPORATION
SUBSIDIARIES

BRINKER RESTAURANT CORPORATION, a Virginia corporation
BRINKER INTERNATIONAL PAYROLL COMPANY, L.P., a Delaware limited partnership
BRINKER ALABAMA, INC., a Virginia corporation
BRINKER ARKANSAS, INC., a Virginia corporation
BRINKER BRAZIL, LLC, a Delaware limited liability company
BRINKER CANADIAN HOLDING CO., ULC, a British Columbia unlimited liability company
BRINKER CANADIAN RESTAURANT CO., ULC, a British Columbia unlimited liability company
BRINKER FHC B.V., a Netherlands private company
BRINKER FLORIDA, INC., a Virginia corporation
BRINKER FREEHOLD, INC., a New Jersey corporation
BRINKER GEORGIA, INC., a Virginia corporation
BRINKER LOUISIANA, INC., a Virginia corporation
BRINKER MICHIGAN, INC., a Virginia corporation
BRINKER MISSISSIPPI, INC., a Virginia corporation
BRINKER MISSOURI, INC., a Virginia corporation
BRINKER NEVADA, INC., a Nevada corporation
BRINKER NEW JERSEY, INC., a Virginia corporation
BRINKER NORTH CAROLINA, INC., a Virginia corporation
BRINKER OF BALTIMORE COUNTY, INC., a Maryland corporation
BRINKER OF CARROLL COUNTY, INC., a Maryland corporation
BRINKER OF CECIL COUNTY, INC., a Maryland corporation
BRINKER OKLAHOMA, INC., a Virginia corporation
BRINKER OPCO, LLC, a Virginia limited liability company
BRINKER PENN TRUST, a Pennsylvania business trust
BRINKER PROPCO FLORIDA, INC., a Delaware corporation
BRINKER PROPERTY CORPORATION, a Delaware corporation
BRINKER PURCHASING, INC., a Delaware corporation
BRINKER SERVICES CORPORATION, a Virginia corporation
BRINKER SOUTH CAROLINA, INC., a Virginia corporation
BRINKER TEXAS, INC., a Virginia corporation
BRINKER VIRGINIA, INC., a Virginia corporation
CHILI'S BEVERAGE COMPANY, INC., a Texas corporation
CHILI'S, INC., a Delaware corporation
CHILI'S, INC., a Tennessee corporation
CHILI'S INTERNATIONAL BASES, B.V., a Netherlands private company
CHILI'S OF BEL AIR, INC., a Maryland corporation
CHILI'S OF KANSAS, INC., a Kansas corporation
CHILI'S OF MARYLAND, INC., a Maryland corporation
CHILI'S OF SALISBURY, LLC, a Maryland limited liability company
CHILI'S OF WEST VIRGINIA, INC., a West Virginia corporation
MAGGIANO'S, INC., an Illinois corporation
MAGGIANO'S BEVERAGE COMPANY, a Texas corporation
MAGGIANO'S HOLDING CORPORATION, a Virginia corporation
MAGGIANO'S OF ANNAPOLIS, INC., a Maryland corporation
MAGGIANO'S OF HOWARD COUNTY, INC., a Maryland corporation

MAGGIANO'S OF KANSAS, INC., a Kansas corporation
MAGGIANO'S OF TYSON'S, INC., a Virginia corporation
MAGGIANO'S PROPERTY CORPORATION, a Delaware corporation
MAGGIANO'S TEXAS, INC., a Virginia corporation
PEPPER DINING HOLDING CORP., a Virginia corporation
PEPPER DINING, INC., a Virginia corporation
PEPPER DINING VERMONT, INC., a Vermont corporation
BIPC GLOBAL PAYROLL COMPANY, LLC, a Delaware limited liability company
BIPC MANAGEMENT, LLC, a Delaware limited liability company
BIPC INVESTMENTS, LLC, a Delaware limited liability company

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-93755, 333-105720, 333-125289, 333-157050, 333-201929, 333-230574, and 333-269619) on Form S-8 of our reports dated August 21, 2024, with respect to the consolidated financial statements of Brinker International, Inc. and subsidiaries and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Dallas, Texas

August 21, 2024

Exhibit 31(a)

CERTIFICATION

I, Kevin D. Hochman, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Brinker International, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 21, 2024

By: /S/ KEVIN D. HOCHMAN

Kevin D. Hochman,
President and Chief Executive Officer
of Brinker International, Inc.
and President of Chili's Grill & Bar
(Principal Executive Officer)

Exhibit 31(b)

CERTIFICATION

I, Michaela M. Ware, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Brinker International, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 21, 2024   By: /S/ MICHAELA M. WARE

                                                                 Michaela M. Ware,
                                                                 Executive Vice President and Chief Financial Officer
                                                                 (Principal Financial and Accounting Officer)

Exhibit 32(b)

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Brinker International, Inc. (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K for the year ended June 26, 2024 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 21, 2024   By: /S/ MICHAELA M. WARE
                                               Michaela M. Ware,
                                               Executive Vice President and Chief Financial Officer
                                               (Principal Financial and Accounting Officer)

Exhibit 97.1

BRINKER INTERNATIONAL, INC.

COMPENSATION RECOUPMENT (CLAWBACK) POLICY

Recoupment of Incentive-Based Compensation

It is the policy of Brinker International, Inc. (the "Company") that, in the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.

Policy Administration and Definitions

This Policy is administered by the Talent & Compensation Committee (the "Committee") of the Company's Board of Directors, subject to ratification by the independent members of the Board of Directors with respect to application of this Policy to the Company's Chief Executive Officer, and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, "Rule 10D-1").

For purposes of this Policy:

"Incentive-Based Compensation" means any compensation granted, earned, or vested based in whole or in part on the Company's attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company's stock price or total shareholder return.

Incentive-Based Compensation is deemed to be "Received" in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.

"Covered Executive" means any "officer" of the Company as defined under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.

"Recovery Period" means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.

If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company's restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation. The Company will maintain documentation of all determinations and actions taken in complying with this Policy. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.

The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, by cancelling prior cash or equity-based awards or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the New York Stock Exchange listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy.

Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent permitted under applicable law with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law, Company policy or any indemnification agreement between an individual and the Company.

Adopted: Nov. 16, 2023

BOARD OF DIRECTORS

Frances L. Allen
Former Chief Executive Officer
Checkers Drive-In Restaurants, Inc.

Cynthia L. Davis
Former Executive Nike Inc. and Nike Golf

Joseph M. DePinto
Chairman of the Board, Brinker International, Inc.
President and Chief Executive Officer
7-Eleven, Inc.

Harriet Edelman
Vice Chairman
Emigrant Bank

William T. Giles
Former Chief Financial Officer and Executive Vice President, Finance, Information Technology and Store Development, Customer Satisfaction
AutoZone

Kevin D. Hochman
Chief Executive Officer and President of Brinker International, Inc. and President of Chili's Grill & Bar

Ramona T. Hood
Former President and Chief Executive Officer
FedEx Custom Critical, Inc.

James C. Katzman
Senior Vice President, Corporate Development
GE Aerospace

Frank D. Liberio
Former Global Chief Information Officer
Restaurant Brands International

Prashant N. Ranade
Co-Founder
IndusSME LLC

EXECUTIVE OFFICERS

Kevin D. Hochman
Chief Executive Officer and President of Brinker International, Inc. and President of Chili's Grill & Bar

Dominique J. Bertolone
Senior Vice President and President of Maggiano's Little Italy

James M. Butler
Senior Vice President and Chief Supply Chain Officer

Christopher M. Caldwell
Senior Vice President and Chief Information Officer

Douglas N. Comings
Senior Vice President and Chief Operating Officer for Chili's Grill & Bar

George S. Felix
Senior Vice President and Chief Marketing Officer of Chili's Grill & Bar

Daniel S. Fuller
Senior Vice President, Chief Legal Officer and Secretary

Michaela M. Ware
Executive Vice President and Chief Financial Officer

Aaron M. White
Executive Vice President and Chief People Officer

SHAREHOLDER INFORMATION

Principal Executive Office
Brinker International, Inc.
3000 Olympus Blvd.
Dallas, TX 75019
(972) 980-9917

Annual Meeting
Wednesday, November 6, 2024 at 9:00 a.m. (CST)
To be held via live webcast-please visit www.proxydocs.com/EAT for more details.

Independent Public Accountants
KPMG LLP
717 N. Harwood, Suite 3100
Dallas, TX 75201

NYSE Symbol: **EAT**

Stock Transfer Agent And Registrar
Computershare
P.O. Box 43078
Providence, RI 02940-3078
or
150 Royall St.
Suite 101
Canton, MA 02021
Customer Service (800) 213-5156
TDD for Hearing Impaired (800) 231-5469
Foreign Shareowners (201) 680-6578
You can now access your Brinker Shareholder Account online via
Investor Centre at www.computershare.com

10-K Availability
The company will furnish to any shareholder, without charge, a copy of the company's annual report filed with the Securities and Exchange Commission on Form 10-K for the 2024 fiscal year from our website at: www.brinker.com or upon written request from the shareholder.

Please send your written request to:
Secretary/Investor Relations
Brinker International, Inc.
3000 Olympus Blvd.
Dallas, TX 75019

CEO/CFO Certifications
On December 4, 2023, the company submitted its annual Section 303A CEO certification to the New York Stock Exchange.

The company also filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended June 26, 2024.

Chili's® Grill & Bar, Maggiano's Little Italy® and It's Just Wings® are registered and/or proprietary trademarks of Brinker International Payroll Company, L.P.



3000 Olympus Blvd., Dallas, TX 75019 • www.brinker.com